Exhibit 99.1

TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
 Israel
+972-3-7679101

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
October 19, 2017

Notice is hereby given that the annual general meeting of the shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company's offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on October 19, 2017 at 10:00 AM (Israel time) (the "Meeting").  The following matters are on the agenda of the Meeting:

(1)	To elect Donald R. Dixon as a director until the next annual meeting of the shareholders of the Company.

(2)	To elect Izhak Nakar as a director until the next annual meeting of the shareholders of the Company.

(3)	To elect Ido Schechter as a director until the next annual meeting of the shareholders of the Company.

(4)	To elect Osnat Segev-Harel as a director until the next annual meeting of the shareholders of the Company.

(5)
To amend the Company's Memorandum of Incorporation (the "Memorandum") to provide, in place of Section 4 of the Memorandum, that the Company's registered share capital will be NIS 5,000,000 (five million) divided into 115,000,000 (one hundred and fifteen million) Ordinary Shares, nominal value NIS 0.04 per share ("Ordinary Shares"), and 10,000,000 (ten million) Series A Preferred Shares, nominal value NIS 0.04 per share ("Series A Preferred Shares").

(6)
To adopt the Amended and Restated Articles of Association of the Company, in the form attached as Exhibit A (the "Amended Articles"), which will replace the Company's present articles of association in their entirety. Article 69 of the Amended Articles will be regarded as having amended the provisions of the Memorandum and the Articles of Association with regard to the majorities required to amend them such that a simple majority of the total number of votes in the meeting, excluding abstentions, will be required henceforth to amend the Memorandum or the Amended Articles.

(7)
To adopt the Second Amended and Restated Compensation Policy of the Company, in the form attached as Exhibit B (the "Amended Compensation Policy"), which will replace the Company's present compensation policy in its entirety.

(8)
To approve the adoption of the US sub-plan to the Company's 2016 Israeli Incentive Plan in the form attached as Exhibit C. (the "US Sub-Plan") The number of Ordinary Share reserved for issue under the US Sub-Plan will be identical to that of the Company's 2016 Israeli Incentive Plan.

(9)
To approve the increase the number of Ordinary Shares reserved for issue under the Company's 2016 Israeli Incentive Plan and under the US Sub-Plan by an additional 1,200,000, such that the total number of Ordinary Shares reserved for issue will be 2,700,000. Those shares may be issued in the context of either the 2016 Israeli Incentive Plan or the US Sub-Plan.

(10)	To approve the signature of indemnification agreements between the Company and each of its present and future directors in the form attached as Exhibit D.

(11)	To approve the signature of indemnification agreements between the Company and each of its present and future CEOs in the form attached as Exhibit D.

(12)
To approve the award to Osnat Segev-Harel, a director of the Company, under the Company's share option plan and in accordance with its terms, of options to purchase 25,000 ordinary shares of the Company. The options will vest in 3 equal parts such that 33% of the options will vest on April 25, 2018, 33% of the options will vest on April 25, 2019, and the remainder will vest on April 25, 2020. The grant date of the options is April 25, 2017, and the exercise price per share of the options will be equal to the closing price of the Company's shares as of the grant date. All unvested options will vest immediately in the event of a Liquidation Event as defined in the Amended Compensation Policy.

(13)
To approve the award to each of Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Osnat Segev-Harel and Ido Schechter, directors of the Company, under the Company's share option plan (and in the cases of Donald R. Dixon and Martin Hale, Jr., under the US Sub-Plan) and in accordance with its terms, of options to purchase 25,000 ordinary shares each of the Company (a total of 125,000 options). The options will vest in 2 equal parts such that 50% of the options will vest on August 14, 2018 and 50% will vest on August 14, 2019. The grant date of the options is August 14, 2017, and the exercise price per share of the options will be equal to the closing price of the Company's shares as of the grant date. All unvested options will vest immediately in the event of a Liquidation Event as defined in the Amended Compensation Policy.

(14)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company until the next annual meeting of the shareholders of the Company and to authorize the Board of Directors to determine their remuneration in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company.

(15)	To review the Company's consolidated Financial Statements for the year ended December 31, 2016.

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Shareholders of record at the close of business on September 5, 2017 (the “Record Date” and such holders, “Shareholders”) will be entitled to receive notice of and to vote at the Meeting and any adjournments.

Review of Documents

Prior to the Record Date, the Company filed a current report on Form 6-K - which includes these proxy materials and which is available on the website of the U.S. Securities and Exchange Commission (the "Commission") at http://www.sec.gov (the "Distribution Site") and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Site, together with related proxy card and financial statements for the year ended December 31, 2016. Shareholders of the Company may also review a copy of all such documents at the Distribution Site and at the Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the Compensation Policy, and the annual report at their request from the Company.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date and sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company's above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

With regard to Resolutions (7) and (11), Shareholders must indicate on the proxy card whether or not they are Controlling Shareholders of the Company or have a Personal Interest in the Resolutions (each as defined in Israel's Companies Law, 5759-1999 – the "Companies Law") or are Senior Officers of the Company or Institutional Investors in the Company (each as defined in the Israeli Companies Regulations (Proxy Forms and Position Notices) – 2005 (the "Proxy Regulations")). The votes of Shareholders who do not indicate whether or not they are Controlling Shareholders or have a Personal Interest will not be counted. The votes of Shareholders who indicate that they have a Personal Interest but do not specify the nature of the Personal Interest will also not be counted. However, the votes of Shareholders who do not indicate whether or not they are Senior Officers or Institutional Investors will be counted.

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than October 19, 2017 at 6:00 AM (Israel time), i.e. 4 hours before the Meeting, in order to be counted in the vote to be held at the Meeting.

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Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business in Israel on September 22, 2017. Any position notice submitted to the Company at a later date will be ignored.

Request to Include Item on Agenda

A Shareholder holding, or Shareholders holding together, at least one percent of the voting rights represented at the Meeting are entitled to request that the Board of Directors include an item on the agenda, provided the item is suitable to be dealt with at the Meeting.  Such request must be submitted to the Company within 7 days after the publication of this notice. If the request is to include a candidate to serve as a Director, the request must include the details required by Regulation 26 of Israel's Securities Regulations (Periodic and Immediate Reports), 5730-1970 and the candidate must provide a declaration in accordance with Section 224B of the Companies Law.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Donald R. Dixon Chair of the Board of Directors

Date: September 8, 2017

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PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
 Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 19, 2017

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits proxies for use at the annual General Meeting of Shareholders of the Company (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on October 19, 2017 at 10:00 AM (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Record holders of our Ordinary Shares as of the Record Date ("Shareholders") who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the "Proxy Card") posted on the website of the U.S. Securities and Exchange Commission (the "Commission") at www.sec.gov (the "Distribution Site") and on the Company's website at www.TopImageSystems.com, together with the notice of Extraordinary General Meeting of Shareholders (the "Notice") and this Proxy Statement and mail the Proxy Card as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card from the Distribution Site, complete, date and sign the mailed Proxy Card and return it to the Company in the pre-addressed envelope included in the mailing.

With regard to Resolutions (7) and (11),  each Shareholder must indicate on the proxy card whether or not they are Controlling Shareholders of the Company or have a Personal Interest in the Resolutions (each as defined in Israel's Companies Law, 5759-1999 – the "Companies Law") or are Senior Officers of the Company or Institutional Investors in the Company (each as defined in the Israeli Companies Regulations (Proxy Forms and Position Notices) – 2005 (the "Proxy Regulations")). The votes of Shareholders who do not so indicate whether they are Controlling Shareholders or have a Personal Interest will not be counted with regard to the relevant Resolution(s).  The votes of Shareholders who indicate that they have a Personal Interest but do not specify the nature of the Personal Interest will also not be counted with regard to the relevant Resolution(s). However, the votes of Shareholders who do not indicate whether or not they are Senior Officers or Institutional Investors will be counted.

Upon the receipt of a properly executed Proxy Card (including with regard to Resolutions (7) and (11), indication on the proxy card whether or not they are Controlling Shareholders or have a Personal Interest), no later than October 19, 2017, at 6:00 AM (Israel time), i.e. 4 hours before the Meeting, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel ("NIS") 0.04 of the Company, covered thereby in accordance with the instructions of the Shareholder(s) executing the Proxy Card. If no specification is made with regard to a given issue, the proxy will be voted as abstaining on that issue.  Abstentions will be deemed as neither a vote "FOR" nor "AGAINST" a proposal, although they will be counted in determining whether a quorum is present at the Meeting.

A proxy solicited hereby and delivered hereunder may be revoked no later than 24 hours prior to the commencement of the Meeting, by delivering a written revocation to Ms. Patti Campbell Barton, acting CFO of the Company. A proxy-revoking Shareholder, or a Shareholder that has not delivered a proxy, may vote by attending the Meeting. Directors, Office Holders and employees of the Company may also be in contact with Shareholders by telephone, fax, email and personally to solicit proxies. Brokers, custodians and fiduciaries are requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs to the extent required by applicable law, including applicable NASDAQ rules.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on September 22, 2017. The Company may respond to such Position Notices no later than September 27, 2017. The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Site. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than the close of business on the business day after it is submitted. The Company will be entitled to reimbursement from a Shareholder who provides a Position Notice for the reasonable cost incurred in sending such Position Notice to the record holders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 12,047.08 (approximately US$3,340) or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date, as defined below), the Company will be entitled to reimbursement of up to NIS 240.94 (approximately US$67).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company's Ordinary Shares representing five percent (5%) or more of the total voting rights of the Company and also one or more Shareholders of the Company's Ordinary Shares holding five percent (5%) or more of the voting rights of all Ordinary Shares not held by a Controlling Shareholder (as defined in Section 268 of the Companies Law) will be entitled, upon request, to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Proxy Regulations.

As of August 1, 2017, the number of Ordinary Shares representing 5% of all voting rights of the Company is approximately 896,611 shares.

As of August 1, 2017, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a Controlling Shareholder as set forth above is also approximately 896,611 shares.

RECORD DATE, QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on September 5, 2017 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. On August 1, 2017, approximately 17,932,230 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold in the aggregate 33 1/3% or more of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Resolutions (5) and (6) set forth in this Proxy Statement require a special majority of 75% of the total number of votes of the shareholders participating in the meeting.

Resolutions (7) and (11) require one of the following a) the majority of the votes at the General Meeting including a majority of the votes of Shareholders who are not Controlling Shareholders or who do not have a Personal Interest in the relevant resolution and who are participating in the vote (abstaining Shareholders will not be regarded as having voted, nor will the vote of any Shareholder who did not indicate whether or not he, she or it is a Controlling Shareholder or has a Personal Interest be counted) or b) the total votes of the opposing Shareholders among the Shareholders mentioned in sub-paragraph a) is not greater than 2% of all the voting rights in the Company (a "Special Majority"). The Company does not believe that it has any Controlling Shareholders.

Resolutions (1), (2), (3), (4), (8), (9), (10), (12), (13) and (14) require a simple majority of the total number of votes cast at the meeting, excluding abstentions.

In all cases, votes may be cast in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table shows, as of August 8, 2017, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group. In addition, the table shows the number of Preferred Shares to which the Convertible Note issued by the Company to HCP-FVE, LLC on December 5, 2016 (the "Note") to Preferred Shares will convert upon the approval of the Amended Articles in accordance with Proposal 6.

Name	Number of Shares Beneficially Owned		Percentage of Shares(4)
Entities associated with Trident Capital, Inc.	2,346,707	(1)	13.09%
Izhak Nakar	2,191,659	(2)	12.22%
Palogic Capital Management, LLC	951,000		5.30%
All executive officers and directors as a group	5,193,277		28.96%

HCP-FVE, LLC	2,954,204	(3)

(1)     Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846  held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v)  159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company ("TCM-V"), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the "Managers"), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund. The address of Trident Capital, Inc. is 400 South El Camino, Suite 300, San Mateo, California 94402.

(2) Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.
(3) Assumes conversion of the entire Note (including interest accumulated to September 30, 2017) to Preferred Shares at the Conversion Price.
(4)     The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company (prior to any conversion of the Note) and the number of shares that such individual has the right to acquire within 60 days

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and to the requirements applicable to companies whose equity securities are quoted by the NASDAQ Stock Market. The Company fulfills these requirements by filing reports with the Commission. The Company's filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The Company follows the rules of the State of Israel in connection with furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

In accordance with Regulation 5D(a), of the Companies Regulations (Relief for Companies with Shares Registered for Trading Outside of Israel), 5760-2000, since the Company is traded on NASDAQ, has no Controlling Shareholder and complies with the laws of the United States that apply to companies that were incorporated in the United States with regard to the appointment of independent directors and the composition of audit committees and compensation committees, the Company decided on November 10, 2016 (the "5D Resolution") to avail itself of its exemption from the laws of the State of Israel requiring the nomination  of external directors.

PROPOSALS ON THE AGENDA OF THE MEETING

Where not otherwise indicated below, adoption of a proposal requires a simple majority of the votes, excluding abstentions.

DIRECTORS AND THEIR ELECTION

The Board of Directors presently consists of the following persons:  Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Ido Schechter and Osnat Segev-Harel.  Martin Hale, Jr. was appointed as a director by the Board of Directors on December 5, 2016 in the context of the Closing of the HCP Purchase Agreement. Osnat Segev-Harel was elected as an external director within the meaning of the Companies Law. However, following the 5D Resolution, she no longer serves as an external director but will continue to serve as a director until this annual meeting.

Each of Donald R. Dixon, Martin Hale, Jr., Ido Schechter and Osnat Segev-Harel has been determined by the Board of Directors to be independent and qualify as an "independent director" within the meaning of NASDAQ Rule 5605(a)(2).

Unless re-elected, the terms of Donald R. Dixon, Izhak Nakar, Ido Schechter and Osnat Segev-Harel will expire at the general meeting to which this Proxy Statement relates. Upon the approval of the Amended Articles in accordance with Proposal 6. HCP will have the power to appoint a director to the Board of Directors.  Upon its exercise of that power, Martin Hale, Jr. will cease to be a director by virtue of his appointment by the Board of Directors, and the appointee will become a director.

Following their nomination by the Company's nominating committee, the Board of Directors has recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Donald R. Dixon	70
Mr. Donald R. Dixon is the Chairman of the Board of TIS.  He has served as a director of TIS since July, 2014 and was appointed to the Board of Directors in connection with the Company's acquisition of eGistics, Inc.

Mr. Dixon is also director of IronNet Cybersecurity, Qualys (NASDAQ: QLYS), 2Checkout, Advanced Payment Solutions, Amprius, and Odyssey Logistics.  In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired.  One of those was eGistics (acquired by TIS). In addition to his board work for Trident, Mr. Dixon is a member of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences, and serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership, and is a director of the Business Executives for National Security (BENS). Mr. Dixon co-founded Trident Capital Cybersecurity in 2015 and founded Trident Capital in 1993. Previously, from 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Before Partech, he was a Managing Director of Alex. Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A.

Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

Izhak Nakar	66
Izhak Nakar founded Top Image Systems in 1991 and served as Chief Executive Officer & Chairman of the Board of the Company until 2001.  From 2009 through 2016, Mr. Nakar served as the Active Chairman of the Board.

Mr. Nakar, a serial entrepreneur, founded NIR4YOU Technology Capital, a privately held investment company specializing in early stage investments in high–tech companies. NIR4YOU Capital has 15 companies in its portfolio including: ForesCout, e-mobilis, TopGuard, Matearis, Video Codes, SundaySky, Expression, Secur DI, MomSense, ANIR Vison, Orcam, Outernets Inc. Three of the companies were sold to large enterprises, including SAP and Microsoft.

Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the "Israel Defense Award," bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the "Man of the Year Award" in Business and Management (1995-1996) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan Chamber of Commerce.

Ido Schechter	56
Dr. Ido Schechter has served as a director of the Company since December, 2005. In 2015, he founded Agrinnovation which invests in agritech companies. Dr. Schechter served as the CEO of the Company from January 2002 until December 2013. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company's ASP2 subsidiary, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that, Dr. Schechter was the Company's Vice President of Sales from August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. Dr. Schechter is the recipient of a number of honors and scholarships, has published or presented more than twenty-five articles and is a captain in the Israeli Air Force.

Dr. Schechter holds a Ph.D. in Plant Physiology, Agritech, and Computer Modeling, and a M.Sc. in Horticulture from the University of Guelph, Ontario, Canada. He also holds a B.A degree in Agriculture from The Hebrew University of Jerusalem.

Osnat Segev-Harel	55
Osnat Segev-Harel has served as a director of the Company since December, 2011.

Ms. Segev-Harel has over 20 years of experience in business development for high-tech companies. Since 2013, Ms. Segev-Harel serves part-time as head of Corporate Development for Sapiens International Corporation N.V. and also provides consulting and investment services to early stage high-tech companies. She also serves as a board member at K2view and board observer at Amorphical (private companies). From 2009 through 2013, Ms. Segev-Harel served as CMO and VP of business development for Sapiens. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development at NICE Actimize Inc. in New York. From 1995 through 2005, she served as a business development executive in IBM, Israel, including as an account manager at IBM's Banking Division. Prior to that, between 1988 and 1994, Ms. Segev-Harel was a project leader in Digital Equipment Corporations, Israel.

Ms. Segev-Harel holds a degree in Practical Engineering from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA (distinction) from Derby University majoring in Strategy. Ms. Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and its regulations.

The information is based on data provided to us by the relevant director.

The following table shows costs to the Company of the conditions of service and employment (with a breakdown into components) of the 5 top-earning officers in the Company during 2016, as they were recognized in the financial statements of the Company for the year ended December 31, 2016:

Officer	Base salary	Bonus	Vehicle	Additional costs	Total – original currency	Total - $(1)	RSUs	Options(2)	Date of grant	Option exercise price
Brendan Reidy	$108,078	-	-	-	$108,078	$108,078	563,564	563,564	11/11/2016	$1.66
Izhak Nakar	$367,723	-	-	-	$367,723	$367,723
Bob Fresneda	$275,000	$45,530	$21,888	$321	$342,739	$342,739		10,000	15/06/2016	$1.68
Carsten Nelk	€240,000	€20,000	€8,724	€4,140	€272,864	$286,971		10,000	15/06/2016	$1.68
Michael Schrader	€209,975	-	€10,910	€1,800	€222,685	$234,198

(1)	Costs expressed in currencies other than US Dollars are converted in this column based on the average rates of exchange in 2016.

(2)	Number of shares to which options relate. Does not include options awarded that did not vest or lapsed.

Each nominee has advised that he agrees to serve as a Director if elected, and has provided the Company with a declaration in accordance with Section 224B of the Companies Law.

For each individual nominee to the Board of Directors, the vote will be separate.

1.	PROPOSAL TO ELECT DONALD R. DIXON AS A DIRECTOR

RESOLVED, to elect Donald R. Dixon as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" the election of Donald R. Dixon as Director to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO ELECT IZHAK NAKAR AS A DIRECTOR

RESOLVED, to elect Izhak Nakar as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" the election of Izhak Nakar as Director to serve until the next annual general meeting of the Shareholders.

3.	PROPOSAL TO ELECT IDO SCHECHTER AS A DIRECTOR

RESOLVED, to elect Ido Schechter as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" the election of Ido Schechter as Director to serve until the next annual general meeting of the Shareholders.

4.	PROPOSAL TO ELECT OSNAT SEGEV-HAREL AS A DIRECTOR

RESOLVED, to elect Osnat Segev-Harel as a Director to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" the election of Osnat Segev-Harel as Director to serve until the next annual general meeting of the Shareholders.

5.	PROPOSAL TO AMEND COMPANY'S REGISTERED SHARE CAPITAL

On December 5, 2016, the Company executed a Securities Purchase Agreement with HCP-FVE, LLC (an affiliate of Hale Capital Partners, LP) ("HCP", and the "HCP Purchase Agreement") by which HCP invested $5,000,000 in the Company in exchange for a convertible promissory note (the "Note").  The Note bears interest at an annual rate equal to the Prime Rate (as published in the Wall Street Journal (New York edition) plus 2.5% (if interest is paid in cash) or 3% (if the interest is capitalized), compounded quarterly, and is convertible by HCP into Ordinary Shares at a conversion price of $1.776.  The Note will be exchanged for a number of Series A Preferred Shares determined by dividing the sum of the principal and interest due and owing under the Note by the conversion price of the Note (presently $1.776) if and when this proposal is approved. Any as-yet unconverted portion of the Note matures in December 2020. The terms of the Note, prior to conversion to Series A Preferred Shares, mimic in large measure the terms of the Series A Preferred Shares described in Proposal 6 below.

Because the HCP Purchase Agreement anticipates the issuance, in certain circumstances, of Series A Preferred Shares to HCP upon conversion, the Note requires that the Company bring the creation of the Series A Preferred Shares to the shareholders for approval. That creation requires both a change in the Company's registered share capital in accordance with this Proposal and the amendment of the Company's current Articles of Association in accordance with Proposal 6.

Approval of this Proposal 5 requires 75% of the total number of votes cast at the meeting, excluding abstentions.

RESOLVED, to amend the Company's Memorandum of Incorporation (the "Memorandum") to provide, in place of Section 4 of the Memorandum, that the Company's registered share capital will be NIS 5,000,000 (five million) divided into 115,000,000 (one hundred and fifteen million) Ordinary Shares nominal value NIS 0.04 per share  and 10,000,000 (ten million) Series A Preferred Shares nominal value NIS 0.04 per share.

The Board of Directors recommends that the Shareholders vote "FOR" the amendment of the Memorandum such that the registered share capital of the Company will be in accordance with the above.

6.	PROPOSAL TO ADOPT THE AMENDED ARTICLES

As discussed under Proposal 5, Creation of the Series A Preferred Shares requires both a change in the Company's registered share capital in accordance with Proposal 5 and the amendment of the Company's current Articles of Association in accordance with this Proposal 6. The rights of the Series A Preferred Shares are detailed in the Amended Articles.  Those rights can only be fully understood by a careful review of the Amended Articles. However, a summary of the main economic rights accruing to the Series A Preferred Shares follows.  Capitalized terms not otherwise defined have the meanings given them in the Amended Articles:

a)
Optional Conversion from Series A Preferred Shares to Ordinary. At any time after the Original Issue Date for the Series A Preferred Shares, the holder has the option to convert any or all Series A Preferred Shares into Ordinary Shares. The number of Ordinary Shares issuable upon conversion of Series A Preferred Shares will be equal to the Stated Value (the Conversion Price of the Note on the date of the exchange of the Note for the Initial Series A Preferred Shares), multiplied by the number of Series A Preferred Shares to be converted, divided by the Conversion Price ($1.776, as the same may be adjusted). In no conversion situation may the converting holder convert Series A Preferred Shares if, after giving effect to the proposed conversion by such converting holder, such converting holder would hold more than 9.99% of the outstanding Ordinary Shares.

b)
Mandatory Conversion from Series A Preferred Shares to Ordinary. If at any time after December 5, 2017, the Closing Price for Ordinary Shares is 250% greater than the Conversion Price for at least 45 consecutive Trading Days and certain equity conditions and other conditions relating to the liquidity of the shares to be received as a result of the conversion are met, then the Company may elect to require the holder to convert a portion or all of their outstanding Series A Preferred Shares into Ordinary Shares, subject to the volume limitations set forth therein. However, the Company is required by the HCP Purchase Agreement to file a "shelf" registration statement with the SEC covering the resale of the Ordinary Shares into which the Series A Preferred Shares are convertible, and, in the event that the initial "shelf" Registration Statement is not effective as of December 5, 2017, the Mandatory Conversion Commencement Date will be extended until the Registration Statement is effective.

c)
Dividends. The Company will be required to pay Preferred Dividends on each Dividend Payment Date (which occur at the end of each calendar quarter, in arrears) to the holders. Dividends will be payable in cash, or, in lieu of payment in cash, the Company may issue the holders additional Series A Preferred Shares. The dividend rate will be the Prime Rate plus (1) 2.5% if the dividend payment is made in cash or (2) 3% if the dividend payment is made in securities of the Company. So long as any Series A Preferred Shares are outstanding, the Company will not pay or declare any dividend or make any other distribution on the Ordinary Shares or any other securities of the Company, until all accrued and unpaid dividends on the Series A Preferred Shares, and all other amounts due and owing in respect of the Series A Preferred Shares, have been paid, in full..

d)
Redemption Rights. The holders of the Series A Preferred Shares may require that 20% of the proceeds (net of fees) attributable to the incurrence of any Indebtedness or issuance of Equity Interests by the Company in excess of $5,000,000 be used to redeem all or a portion of the Series A Preferred Shares. At any time or following the earlier to occur of the occurrence of an Event of Default or December 5, 2020, the holders of the Series A Preferred Shares will have the right to require the Company to redeem all or any portion of the outstanding Series A Preferred Shares at a price per Share equal to the greater of (1) the sum of 100% of the Stated Value ($1.776, as adjusted) plus all declared but unpaid dividends, plus any amounts due and payable in respect of such Series A Preferred Share pursuant to Article 170 (see below) and (2) in the case of a Fundamental Change, the product of the number of Ordinary Shares into which the Series A Preferred Share could be converted, multiplied by the greater of (A) the per share price to be paid to the holders of Ordinary Shares in connection with certain Fundamental Changes and (B) the Closing Price on the date of delivery by the Holder of an Optional Redemption Notice (the greater of (1) and (2), the "Fundamental Change Redemption Price"). Article 170 specifies that, if any payment is not paid for any reason when due, the Company will pay interest at an annual rate 12.5%, with such interest to accrue daily in arrears and unpaid amounts to be compounded quarterly. In the event of a Fundamental Change, a Holder will have the right to require the Company to redeem the Series A Preferred Shares at a price per Preferred Share equal to the Fundamental Change Redemption Price. "Fundamental Change" is defined as (i) the Company or any subsidiary effects a sale of material assets or property of the Company or such subsidiary (for purposes of this clause (i), a sale of material assets or property shall be deemed to be a sale for consideration, whether in cash or in kind, exceeding twenty five percent (25%) of the aggregate revenues of the Company and its Subsidiaries for the twelve (12) full calendar months immediately preceding); (ii) the Company or any subsidiary effects the sale of all or substantially all of its assets in one or a series of related transactions, (iii) the Company or any subsidiary effects any sale, disposition or exclusive license that is effectively a sale or transfer, directly or indirectly, of 50% or more of the assets of the Company or any subsidiary, or (iv) there is a change of control.

e)
Liquidation. Upon the occurrence of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders will be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of Junior Securities, an amount per Series A Preferred Share in cash equal to the greater of (1) the sum of (i) 100% of the Stated Value per Series A Preferred Share, plus (ii) 100% of all declared but unpaid dividends plus any interest payable pursuant to Article 170 or (2) the amount mentioned in clause (2) under the section entitled "Redemption Rights". In the event that the Series A Preferred Share Liquidation Preference is not paid with respect to any Series A Preferred Shares as required, all such shares will remain outstanding and entitled to all their rights and preferences, and the Company will pay interest in accordance with Article 170.

In addition to the economic rights above, the Amended Articles also grant HCP and its affiliates, during the Rights Period as defined therein (i.e. the period during which HCP and its affiliates continue to hold at least thirty five percent (35%) of its initial Series A Preferred Shares), a right to appoint a director, require HCP or the director appointed by HCP to approve certain actions of the Company (some of the most significant of which are a Fundamental Change, the acquisition of assets or equity interests of another entity under certain conditions, the disposition of equity interests of a subsidiary, the sale of assets of the Company or a subsidiary under certain circumstances, to take or omit to be taken any action which would reasonably be expected, by the Company acting prudently, to result in a material adverse effect, to issue equity interests at a price less than the conversion price of the Series A Preferred Shares, to enter into certain kinds of transactions with affiliates, directors and other office holders, to pay dividends, to increase shares reserved for issuance in an option plan or to amend the 2016 Plan and others), certain rights upon the occurrence of Events of Default and contain a number of other provisions relating to the Series A Preferred Shares or their holders.  One of those provisions is HCP's right – following the occurrence of a Redemption Default - to require the Company to pursue a sale of the Company with the sale process managed by an investment bank approved by HCP and with the sale process to be launched within a year after receipt of notice from HCP; provided that at least one bona fide offer is received, the Company is committed to consummate the sale no more than 9 months after launch. The holders of the Series A Preferred Shares also have as-converted voting rights and vote with the Ordinary Shares on an as-converted basis. The shareholders are referred again to the Amended Articles for a more detailed explanation of those rights.

Further still, companies like the Company which were registered prior to the adoption of the Companies Law, require higher majorities than are required in the Companies Law - in most cases, a simple majority - to amend their Memorandums of Incorporation and Articles of Association.  The Amended Articles equate the Company's requirements in that regard with the requirements for companies registered after the Companies Law. The Amended Articles also amend the quorum requirements to allow for a deferred shareholder meeting with any two shareholders as the quorum, if there is no quorum at the initial meeting.

Approval of this Proposal requires 75% of the total number of votes cast at the meeting, excluding abstentions.

 RESOLVED, to adopt the Amended and Restated Articles of Association of the Company in the form attached as Exhibit A (the "Amended Articles"), which will replace the Company's present articles of association in their entirety.  Article 69 of the Amended Articles will be regarded as having amended the provisions of the Memorandum and the Articles of Association with regard to the majorities required to amend them such that a simple majority of the total number of votes in the meeting, excluding abstentions, will be required henceforth to amend the Memorandum or the Amended Articles.

The Board of Directors recommends that the Shareholders vote "FOR" the adoption of the Amended Articles.

7.	PROPOSAL TO ADOPT THE AMENDED COMPENSATION POLICY

On August 14, 2017, the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve an amendment and restatement of the Company's currently valid compensation policy in the form attached as Exhibit A to this Proxy Statement (the "Compensation Policy").

The Compensation Committee and the Board of Directors believe that an amendment of the Current Policy is necessary to accommodate an increase in the number of directors and other officers who are resident in jurisdictions other than Israel and other recent changes in the Company's structure and business and the need to provide more flexible bonus and equity compensation structures to allow achievement of long-term goals. By doing so, the Compensation Committee and the Board of Directors seek to ensure that the Company will maintain its ability to attract and retain superior employees in key positions without any geographic restraints and that the compensation provided to key employees will remain competitive relative to the compensation paid to similarly situated executives of a selected group of peer companies and the broader marketplace from which the Company recruits and competes for talent. The Compensation Committee and the Board of Directors believe that the suggested amendments to the Compensation Policy properly balance the requirements of the Companies Law and the objectives described above.

RESOLVED, to adopt the Second Amended and Restated Compensation Policy of the Company, in the form attached as Exhibit B, which will replace the Company's present compensation policy in its entirety.

The members of the Compensation Committee and the directors have personal interests in the approval of the amendment of the Compensation Policy because it will govern their compensation as directors. The Israel Companies Law also requires that the Compensation Policy be approved by the General Meeting of Shareholders, with a Special Majority. In the event the Shareholders do not approve the proposed Compensation Policy, the Company is entitled to adopt it anyway, provided that the Compensation Committee and afterwards the Board of Directors determine, based on detailed grounds and after further discussion of the Compensation Policy, that the approval of the Compensation Policy despite the opposition of the General Meeting, is for the benefit of the Company.

The Board of Directors recommends that the Shareholders vote "FOR" approving the amendments to the Company's Compensation Policy.

Approval of this resolution requires a Special Majority.

8.	PROPOSAL TO ADOPT THE US SUB-PLAN

The increasing number of officers and employees of the Company in the United States require the creation of a sub-plan to its 2016 Israeli Incentive Plan (the Company's main share option plan approved by the Company's shareholders at the annual general meeting held on November 26, 2016), the main purpose of which is to address the tax concerns of the Company and its US officers and employees in the context of the issuance of share options, restricted shares and restricted share units to the US officers and employees. On April 25, 2017 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve the adoption of the US Sub-Plan.

RESOLVED, to approve the adoption of the US sub-plan to the Company's 2016 Israeli Incentive Plan in the form attached as Exhibit C. (the "US Sub-Plan") The number of Ordinary Share reserved for issue under the US Sub-Plan will be identical to that of the Company's 2016 Israeli Incentive Plan.

Those members of the Compensation Committee and the Board of Directors who are US citizens have personal interests in the approval of the adoption of the US Sub-Plan because they may be issued options, restricted shares or restricted share units under it.

The Board of Directors recommends that the Shareholders vote "FOR" approving the amendments to the Company's Compensation Policy.

9.	PROPOSAL TO INCREASE SHARES RESERVED FOR ISSUE UNDER OPTION PLANS

The need to have adequate reserves of Ordinary Shares to incentivize directors, officers and employees of the Company and its subsidiaries with options, restricted shares and restricted share units, requires increasing the number of Ordinary Shares reserved for issuance under the Company's 2016 Israeli Incentive Plan and under the US Sub-Plan. On April 25, 2017 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve an increase in the amount of 1,200,000 Ordinary Shares. Options with regard to the shares previously reserved and with regard to the shares reserved in the recent resolution may be granted in the context of either the Company's 2016 Israeli Incentive Plan or the US Sub-Plan. As of August 1, 2017, options had been granted and were outstanding with regard to about 1,747,000 of the 2,700,000 total reserved shares.

RESOLVED, to approve the increase the number of Ordinary Shares reserved for issue under either the Company's 2016 Israeli Incentive Plan or under the US Sub-Plan by an additional 1,200,000, such that the total number of Ordinary Shares reserved for issue will be 2,700,000. Those shares may be issued in the context of either the 2016 Israeli Incentive Plan or the US Sub-Plan.

The members of the Compensation Committee and the Board of Directors have personal interests in the approval of the increase because they may be issued options, restricted shares or restricted share units that are part of the increased reserve.

The Board of Directors recommends that the Shareholders vote "FOR" approving the increase of the number of Ordinary Shares reserved for issuance under the Company's 2016 Israeli Incentive Plan and under the US Sub-Plan.

10.	PROPOSAL TO APPROVE SIGNATURE OF AMENDED INDEMNIFICATION AGREEMENTS WITH DIRECTORS

The Company has agreed to indemnify its directors and other officers for various kinds of potential liability in accordance with an indemnification agreement that is consistent with the provisions of the Companies Law with regard to such agreements.  In the context of the HCP Purchase Agreement, HCP requested that the existing indemnification agreement be amended to clarify the relationship between indemnification under the agreement and indemnification that the director or officer may have from other sources (for example, HCP might indemnify its appointee to the Company's Board of Directors in the same case that the Company had an indemnity obligation under its indemnification agreement). Therefore, the proposed form of amended indemnification agreement clarifies that indemnity payments made by a person with a parallel indemnification obligation to the Company's will not derogate from the Company's obligation to indemnify. The amended indemnification agreement is in the form attached as Exhibit C (the "Amended Indemnification Agreement").  If approved, the Company will sign the Amended Indemnification Agreement with all present and future directors and other officers.

Shareholder approval is required for the Amended Indemnification Agreement to the extent it relates to directors and the CEO, but not for other officers. Because the majority required for approval of the Amended Indemnification Agreement relative to the directors is a regular majority and with regard to the CEO is a Special Majority, the Company is presenting those approvals in two proposals, this one and Proposal 11.

The Compensation Committee approved the Amended Indemnification Agreement on August 14, 2017 and the Board approved it on the same day.

All of the directors have a personal interest in the above resolution.

Approval of this Proposal requires a simple majority of the total number of votes cast at the meeting, excluding abstentions.

RESOLVED, to approve the signature of indemnification agreements between the Company and each of its present and future directors in the form attached as Exhibit D.

The Board of Directors recommends that the Shareholders vote "FOR" the approval of the amendment of the indemnification agreements and their signature with present and future directors.

11.	PROPOSAL TO APPROVE SIGNATURE OF AMENDED INDEMNIFICATION AGREEMENTS WITH CEOs

This Proposal is further to Proposal 10.

Approval of this Proposal requires a Special Majority.

RESOLVED, to approve the signature of indemnification agreements between the Company and each of its present and future CEOs in the form attached as Exhibit D.

The Board of Directors recommends that the Shareholders vote "FOR" the approval of the amendment of the indemnification agreements and their signature with present and future directors.

12.	PROPOSAL TO APPROVE AWARD OF OPTIONS TO OSNAT SEGEV-HAREL AS DIRECTOR.

At the annual General Meeting held on December 23, 2016, the shareholders approved the Company's Repricing Plan (as described in the Proxy Statement for that Plan) with regard to options held by some of its directors. At the point the Repricing Plan was adopted, Osnat Segev-Harel was an external director (as defined in the Companies Law) and the regulations governing compensation for external directors precluded application of the Repricing Plan to her.  Afterwards, the Company decided to avail itself of an exemption from the laws of the State of Israel requiring the nomination of external directors and Osnat Segev-Harel continued as an independent director as required under US law.

On April 25, 2017 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to award additional options to Osnat Segev-Harel according to the provisions of the following resolution, in order to compensate her for not being included in the Repricing Plan.

Osnat-Segev Harel has a personal interest in the above resolution. Both the Compensation Committee and the Board of Directors determined that the award of options in accordance with this proposal are consistent both with the Compensation Policy as it will be if the shareholders adopt the resolution above and as it is today and was as of August 14, 2017.

Approval of this Proposal requires a simple majority of the total number of votes cast at the meeting, excluding abstentions.

RESOLVED: to approve the award to Osnat Segev-Harel, a director of the Company, under the Company's share option plan and in accordance with its terms, of options to purchase 25,000 ordinary shares of the Company. The options will vest in 3 equal parts such that 33% of the options will vest on April 25, 2018, 33% of the options will vest on April 25, 2019, and the remainder will vest on April 25, 2020. The grant date of the options is April 25, 2017, and the exercise price per share of the options will be equal to the closing price of the Company's shares as of the grant date.

The Board of Directors recommends that the Shareholders vote "FOR" the approval of the options to Osnat Segev-Harel.

13.	PROPOSAL TO APPROVE AWARD OF OPTIONS TO DONALD R. DIXON, MARTIN HALE, JR., IZHAK NAKAR, OSNAT SEGEV-HAREL AND IDO SCHECHTER AS DIRECTORS.

On August 14, 2017 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to award  options to Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Osnat Segev-Harel and Ido Schechter Osnat Segev-Harel according to the provisions of the following resolution. The options to Osnat Segev-Harel are in addition to the options in accordance with the preceding resolution.

All of the directors have a personal interest in the above resolution. Both the Compensation Committee and the Board of Directors determined that the award of options in accordance with this proposal are consistent both with the Compensation Policy as it will be if the shareholders adopt the resolution above and as it is today and was as of August 14, 2017.

Approval of this Proposal requires a simple majority of the total number of votes cast at the meeting, excluding abstentions.

RESOLVED, to approve the award to each of Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Osnat Segev-Harel and Ido Schechter, directors of the Company, under the Company's share option plan (and in the cases of Donald R. Dixon and Martin Hale, Jr., under the US Sub-Plan) and in accordance with its terms, of options to purchase 25,000 ordinary shares each of the Company (a total of 125,000 options). The options will vest in 2 equal parts such that 50% of the options will vest on August 14, 2018 and 50% will vest on August 14, 2019. The grant date of the options is August 14, 2017, and the exercise price per share of the options will be equal to the closing price of the Company's shares as of the grant date. All unvested options will vest immediately in the event of a Liquidation Event as defined in the Amended Compensation Policy.

The Board of Directors recommends that the Shareholders vote "FOR" the approval of the options to Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Osnat Segev-Harel and Ido Schechter.

14.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY.

At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as independent certified public accountants of the Company until the next annual meeting of the shareholders Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual meeting of the shareholders of the Company and to authorize the Board of Directors to determine their remuneration in accordance with the volume and nature of their services, subject to the approval of the audit committee.

The Board of Directors recommends that the Shareholders vote "FOR" the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

15.	REVIEW OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016

A copy of the Company's audited consolidated financial statements for the year ended December 31, 2016 is available on the Company's website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report and the audited consolidated financial statements for the year ended December 31, 2016, and the auditor's report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made with regard to a given issue, the proxy will be voted as abstaining on that issue.

By Order of the Board of Directors TOP IMAGE SYSTEMS LTD. Donald R. Dixon Chair of the Board of Directors

Ramat Gan, Israel
Date:  September 5, 2017

Annex A

Top Image Systems Ltd.

Amended and Restated Articles of Association

Contents

Chapter A	Introduction and Interpretation
Chapter B	The Company, its Capital and Purposes
Chapter C	The Shares
Chapter D	General Meetings
Chapter E	The Board of Directors
Chapter F	The Chief Executive Officer and other Officers
Chapter H	Audit
Chapter I	Capital Funds, Distribution, Bonus Shares and Decrease of Capital
Chapter J	Winding up, Merger and Reorganization
Chapter K	Rights, Preferences and Privileges of the Series A Preferred Shares

Chapter A:  Introduction and Interpretation

1.	In these Articles, unless the wording requires another construction, the following words shall have the meanings appearing alongside them:

"1933 Act"	means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
"1934" Act"	means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
"Additional Series A Directors"	has the meaning set forth in Article 166.7.
"Affiliate"	means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with, such Person.
"Alternate Director"	has the meaning set forth in Article 95.
"Amended Provision"	has the meaning set forth in Article 172.
"Applicable Holder"	has the meaning set forth in the defined term "Equity Conditions".
"Articles"
means these Amended and Restated Articles of Association as worded herein or as changed from time to time by a resolution of general meeting which was taken lawfully and in accordance with the provisions of these Articles, including any consents that are required to be obtained pursuant to Article 167 hereunder for any such amendment.

"Audit Committee"	has the meaning set forth in the Companies Law.

"Available Excess Proceeds"	has the meaning set forth in Article 166.1.
"The Exchange"
Every stock exchange or trading forum, in Israel or abroad, in which Company shares, or any securities issued by the Company which may be converted or realized by Company shares, are registered, listed or quoted for trading;

"Bankruptcy Event"
means any of the following events: (a) the Company or any Subsidiary commences a case or other proceeding under any bankruptcy, reorganization (other than a reorganization that constitutes a Fundamental Change), arrangement (other than an arrangement that constitutes a Fundamental Change), adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Subsidiary thereof; (b) there is commenced against the Company or any Subsidiary any such case or proceeding that is not dismissed within sixty (60) days after commencement; (c) the Company or any Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Subsidiary suffers any appointment of any custodian, trustee or the like for it or any substantial part of its property that is not discharged or stayed within sixty (60) days; (e) the Company or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts (other than as part of a transaction that constitutes a Fundamental Change); or (h) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"Board of Directors" or "Board"	means the Board of Directors of the Company.
"Business Day"	means a day, other than a Friday, Saturday or Sunday, on which banks in New York City and in Tel Aviv are open for the general transaction of business.
"Buy-In"	has the meaning set forth in Article 165.8.
"Buy-In Price"	has the meaning set forth in Article 172.8.
"Certificate"	has the meaning set forth in Article 164.2.

"Change of Control"
means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) under the 1934 Act) of more than 50% of the voting rights or equity interests in the Company; (ii) a replacement of more than 50% of the members of the Company's board of directors that is not approved by those individuals who are members of the board of directors immediately preceding the replacement; (iii) a merger or consolidation of the Company in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets, as applicable; (iv) a recapitalization, reorganization or other transaction involving the Company that constitutes  a transfer of more than 50% of the voting rights or equity interests in the Company; (v) consummation of a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the 1934 Act with respect to the Company; or (vi) the occurrence of an M&A Event (as such term is defined in any bonus or change of control agreements with any of the Company's directors or officers) under any of the bonus or change of control agreements with any of the Company's directors of officers.

"Chief Executive Officer"	means any person who holds said title, as well as one who holds the powers of the chief executive officer in practice
"Closing Date"	means December 5, 2016.
"Closing Price"
means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on an Eligible Market or any other national securities exchange, the closing bid price per share of the Ordinary Shares for such date (or the nearest preceding date) on the primary Eligible Market or exchange on which the Ordinary Shares are then listed or quoted; (b) if prices for the Ordinary Shares are then reported in the "Pink Sheets" published by OCT Markets Group Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Ordinary Share so reported; or (c) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by Hale.

"Companies Law"	means, the Companies Law, 5759-1999, as amended from time to time, or any other statute, as amended, that shall replace it.
"Companies Ordinance"
means, the Companies Ordinance [New Version], 5743-1983, as in effect on January 31, 2000 and as amended from time to time thereafter, or any other statute which shall replace it after February 1, 2000, including amendments thereto;

"Company"	Top Image Systems Ltd.
"Compensation Committee"	has the meaning set forth in the Companies Law.

"Control"
 (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Conversion Date"	means an Optional Conversion Date or a Mandatory Conversion Date.
"Conversion Price"	has the meaning set forth in Article 165.1.
"Distributed Property"	has the meaning set forth in Article 165.4.
"Dividend Election Notice"	has the meaning set forth in Article 161.2.
"Dividend Payment Date"	has the meaning set forth in Article 161.1.
"Dividend Rate"
means a variable annual rate, determined as of the beginning of each calendar quarter, equal to the sum of (y) the Prime Rate (as published in the Wall Street Journal (New York edition) as of the beginning of such calendar quarter or, if the Wall Street Journal ceases to publish the Prime Rate, a similar reference rate selected by Hale) plus (z) two and one-half percent (2.5%) if the dividend payment is made in cash or three percent (3%) if the dividend payment is made in securities of the Company.

"Director" or "Directors"	means at any time a member or members of the Board of Directors, elected in accordance with the provisions of these Articles, and serving at such time.
"DTC"	has the meaning set forth in Article 165.5.2.
"Elected Bonus Shares"	has the meaning set forth in Article 161.1.
"Elected Bonus Share Conversion Price"	has the meaning set forth in Article 161.1.
"Eligible Market"
means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the OTC Bulletin Board, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market, the New York Stock Exchange, NYSE Arca, the NYSE MKT, or the OTCQX Marketplace or the OTCQB Marketplace operated by OTC Markets Group Inc. (or any successor to any of the foregoing).

"Equity Conditions"
means, with respect to the Ordinary Shares issuable upon any Mandatory Conversion, that each of the following conditions is satisfied: (i) on each day during the applicable Equity Conditions Measuring Period, the Ordinary Shares then issued and issuable immediately upon conclusion of that Equity Conditions Measuring Period upon conversion of the Series A Preferred Shares in respect of such Mandatory Conversion shall be eligible for sale pursuant to a then effective and non-suspended Registration Statement or pursuant to Rule 144 without any restriction or limitation and without the need for registration under any applicable Israel, United States federal or New York state securities laws; (ii) on each day during the applicable Equity Conditions Measuring Period, the Ordinary Shares are designated for quotation on The Nasdaq Capital Market or any other Eligible Market and shall not have been suspended from trading on such exchange or market resulting in the Ordinary Shares not being traded on an Eligible Market; (iii) any applicable Ordinary Shares issuable or to be issued in connection with the event requiring determination may be issued in full without violating any provision of these Articles (including Article 164.4hereof), the Transaction Documents or the rules or regulations of The Nasdaq Capital Market or the applicable Eligible Market and are, or upon issuance will be, duly authorized and listed and eligible for trading on an Eligible Market; (iv) during the applicable Equity Conditions Measuring Period, there shall not have occurred either (a) the public announcement of a Fundamental Change which has not been abandoned, terminated or consummated or (b) a Specified Event which is not cured prior to the end of the applicable Equity Conditions Measuring Period or waived in writing by the Holder of Preferred Shares subject to such Mandatory Conversion (the "Applicable Holder"); (v) during the applicable Equity Conditions Measuring Period, no default or Event of Default nor any event or circumstance that with the passage of time and without being cured would constitute a default or an Event of Default has occurred and not been cured or waived in writing by the Applicable Holder; (vi) if the Applicable Holder or its Affiliates is a reporting person under Section 16(a) of the 1934 Act, the receipt of the applicable Ordinary Shares (or other securities) by such Applicable Holder shall be deemed an exempt purchase pursuant to Section 16(b) of the 1934 Act; (vii) the aggregate number of Ordinary Shares issuable by the Company under these Articles to all Holders in respect of such Mandatory Conversion shall not exceed the applicable Volume Limit; (viii) the Company has confirmed to the Applicable Holder that neither the Applicable Holder nor any of its Affiliates is, and will not be, in possession of what is, or of what the Company believes could be deemed, material, non-public information on any Trading Day during the period commencing on the applicable Conversion Date in respect of such Mandatory Conversion and ending on the date that is ten (10) Trading Days immediately following the Conversion Date in respect of such Mandatory Conversion; provided, however, that if there exists any such material, non-public information prior to the commencement of such period, it shall have been disclosed on a report on Form 6-K or an Annual Report on Form 20-F no later than the Trading Day immediately preceding the applicable Conversion Date in respect of such Mandatory Conversion; (ix) the Company has confirmed to the Applicable Holder that such Applicable Holder and its Affiliates are not, and will not be, restricted from trading Ordinary Shares due to a black-out period restricting the Company's officers and directors from trading on any Trading Day during the period commencing on the applicable Conversion Date in respect of such Mandatory Conversion and ending on the date that is ten (10) Trading Days immediately following the applicable Conversion Date in respect of such Mandatory Conversion; and (x) on each day during the applicable Equity Conditions Measuring Period, the Company is not in breach of any of its covenants or obligations under these Articles or any of the Transaction Documents, which breach has not been cured or waived in writing by the Applicable Holder.

"Equity Interests"
means, with respect to any Person, any and all shares, rights to purchase, options, warrants, general, limited or limited liability partnership interests, membership interests, participation or other equivalents of or interest in (regardless of how designated) equity of such person, whether voting or nonvoting, including Ordinary Shares, common shares, preferred shares, preferred stock, convertible securities or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the United States Securities and Exchange Commission under the 1934 Act), including in each case all of the following rights relating to such Equity Interests, whether arising under the Organizational Documents of the person issuing such Equity Interests (the "issuer") or under the applicable laws of such issuer's jurisdiction of organization relating to the formation, existence and governance of companies limited by shares, corporations, limited liability companies or partnerships or business trusts or other legal entities, as the case may be: (i) all economic rights (including all rights to receive dividends and distributions) relating to such Equity Interests; (ii) all voting rights and rights to consent to any particular action(s) by the applicable issuer; (iii) all management rights with respect to such issuer; (iv) in the case of any Equity Interests consisting of a general partner interest in a partnership, all powers and rights as a general partner with respect to the management, operations and control of the business and affairs of the applicable issuer; (v) in the case of any Equity Interests consisting of the membership/limited liability company interests of a managing member or manager in a limited liability company, all powers and rights as a managing member or manager with respect to the management, operations and control of the business and affairs of the applicable issuer; (vi) all rights to designate or appoint or vote for or remove any officers, directors, manager(s), general partner(s) or managing member(s) of such issuer and/or any members of any board of members/managers/partners/directors that may at any time have any rights to manage and direct the business and affairs of the applicable issuer under its Organizational Documents as in effect from time to time or under applicable law; (vii) all rights to amend the Organizational Documents of such issuer, (viii) in the case of any Equity Interests in a partnership or limited liability company, the status of the holder of such Equity Interests as a "partner", general or limited, or "member" (as applicable) under the applicable Organizational Documents and/or applicable law; and (ix) all certificates evidencing such Equity Interests.

"Event of Default"
means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body): (i) any default in any payment obligations in respect of the Series A Preferred Shares or any other amounts due and owing in respect of the other Transaction Documents, as and when the same become due and payable pursuant to these Articles or such other Transaction Documents, and such default is not cured within five (5) days after the Holder notifies the Company in writing of the default (for the avoidance of doubt, the five (5) day cure period solely applies to the exercise of the Holders' rights under Article 166.2 and does not otherwise extend any specified payment date, or the  specified time period for any payment, under these Articles or the other Transaction Documents); (ii) the holder of any Permitted Indebtedness for borrowed money accelerates the payment of such Permitted Indebtedness or the Company or any Subsidiary fails to repay, at maturity, such Permitted Indebtedness for borrowed money; (iii) there is entered against the Company or any Subsidiary and not discharged or stayed a final judgment or order for the payment of money in an aggregate amount exceeding $1,000,000, and such judgment results in a Lien against the assets of the Company or any Subsidiary; (iv) any Transaction Document, at any time after the Original Issue Date, and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect; or the Company or any Subsidiary contests in any manner the validity or enforceability of these Articles or any other Transaction Document or any provision hereof or thereof; or the Company or any Subsidiary denies that it has any or further liability or obligation under these Articles or any other Transaction Document (other than as a result of satisfaction, in full, of its obligations hereunder or thereunder), or purports to revoke, terminate or rescind any Transaction Document; or (v) the occurrence of a Bankruptcy Event.

"Exchange"
means every stock exchange or trading forum, in Israel or abroad, in which Company shares, or any securities issued by the Company which may be converted or realized by Company shares, are registered, listed or quoted for trading.

"Expiration Date"	has the meaning set forth in Article 166.6.
"Fractional Cash Payment"	has the meaning set forth in Article 165.11.
"Fundamental Change"
means (i) the Company or any Subsidiary effects a sale of material assets or property of the Company or such Subsidiary (for purposes of this clause (i), a sale of material assets or property shall be deemed to be a sale for consideration, whether in cash or in kind, exceeding twenty five percent (25%) of the TM Revenues); (ii) the Company or any Subsidiary effects the sale of all or substantially all of its assets in one or a series of related transactions, (iii) the Company or any Subsidiary effects any sale, disposition or exclusive license that is effectively a sale or transfer, directly or indirectly, of 50% or more of the assets of the Company or any Subsidiary, or (iv) there is a Change of Control.

"Fundamental Change Notice"	has the meaning set forth in Article 168.4.
"Fundamental Change Redemption Price"
means, in respect of each Series A Preferred Share, the greater of (y) the sum of one hundred percent (100%) of the Stated Value plus all declared but unpaid dividends, and all accrued but unpaid dividends, in respect of such Series A Preferred Share (including any unpaid dividends on any such accrued but unpaid dividends) plus any amounts due and payable in respect of such Series A Preferred Share pursuant to Article 170 hereof and (z) the product of (1) such number of Ordinary Shares into which such Series A Preferred Share is then convertible (without giving effect to any limitations on conversion, including pursuant to Article 164.4), multiplied by the greater of (2) (i) the per share price to be paid to the holders of Ordinary Shares in connection with an event covered by (ii), (iii) or (iv) of the definition of Fundamental Change and (ii) the Closing Price on the date of delivery by the Holder of an Optional Redemption Notice in connection with the event covered by clauses (ii), (iii) or (iv) of the definition of Fundamental Change.

"Governmental Entity"
means (i) any nation, state, county, city, town, borough, village, district or other jurisdiction, (ii) any federal, state, local, municipal, foreign or other government, (iii) any federal, state, local, municipal, foreign or other governmental or quasi-governmental body of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers), (iv) any multinational organization or body, and (v) any Person or other body entitled or purporting to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or official of any of the foregoing.

"Gross Up Amount"	has the meaning set forth in Article 169.3.
"Hale"	means HCP-FVE, LLC and any of its Affiliates (including Hale Capital Partners, LP) holding Series A Preferred Shares.
"Holder"	means any holder of Series A Preferred Shares.
"Indebtedness"
of any Person means, at any time, any and all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several) of such Person for or in respect of:  (a) borrowed money; (b) amounts received under or liabilities in respect of any note purchase or acceptance credit facility, and all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) all Capitalized Lease Obligations (as defined in the Purchase Agreement); (d) reimbursement obligations (contingent or otherwise) under any letter of credit agreement, banker's acceptance agreement or similar arrangement; (e) obligations under any Interest Rate Hedge (as defined in the Purchase Agreement), Foreign Currency Hedge (as defined in the Purchase Agreement), or other interest rate management device, foreign currency exchange agreement, currency swap agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement; (f) any other advances of credit made to or on behalf of such Person or other transaction (including forward sale or purchase agreements, capitalized leases and conditional sales agreements) having the commercial effect of a borrowing of money entered into by such Person to finance its operations or capital requirements including to finance the purchase price of property or services and all obligations of such Person to pay the deferred purchase price of property or services (but not including trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness and which are not more than thirty (30) days past due); (g) all Equity Interests of such Person subject to repurchase or redemption rights or obligations (excluding repurchases or redemptions at the sole option of such Person); (h) all indebtedness, obligations or liabilities secured by a Lien on any asset of such Person, whether or not such indebtedness, obligations or liabilities are otherwise an obligation of such Person; (i) all obligations of such Person for "earnouts", purchase price adjustments, profit sharing arrangements, deferred purchase money amounts and similar payment obligations or continuing obligations of any nature of such Person arising out of purchase and sale contracts; (j) off-balance sheet liabilities and/or pension plan liabilities of such Person; (k) obligations arising under bonus, deferred compensation, incentive compensation or similar arrangements, other than those arising in the ordinary course of business; and (l) any guaranty of any indebtedness, obligations or liabilities of a type described in the foregoing clauses (a) through (k).

"Information"
means all information in any format, including know-how, data, technology, financial reports, accounting documents, documents including drafts, computer files, computer printouts, agreements, minutes, memoranda, business plans, forecasts, client lists, prices, costs, market surveys, and other such information related directly or indirectly to the activity of the Company.

"Initial Series A Preferred Shares"	means the [_________] Series A Preferred Shares issued to Hale in exchange for the Note pursuant to Section 11 of the Note.
"issuer"	has the meaning ascribed to such term in the defined term "Equity Interests".
"Investment Bank"	has the meaning set forth in Article 166.6.
"Joint Venture"
means a business arrangement between two (2) or more Persons where they combine their respective resources and share the risk, profits and liabilities of such venture (excluding any ordinary course business arrangements entered into by the Company or any of its Subsidiaries which are not required to be disclosed in an annual report by the Company on Form 20-F).

"Junior Securities"	means the Ordinary Shares and all other Equity Interests or equity equivalent securities of the Company other than the Series A Preferred Shares.
"Lien"
means any mortgage, deed of trust, pledge, hypothecation, assignment, security interest, lien (whether statutory or otherwise), charge, claim or encumbrance, restriction, or preference, priority or other security agreement or preferential arrangement held or asserted in respect of any asset of any kind or nature whatsoever including any conditional sale or other title retention agreement, any lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction.

"Liquidation Event"	means any liquidation, dissolution or winding up of the Company, either voluntary or involuntary.
"Mandatory Conversion"	has the meaning set forth in Article 164.2.
"Mandatory Conversion Allocation Percentage"	has the meaning set forth in Article 164.3.

"Mandatory Conversion Commencement Date"
means the first (1st) anniversary of the Closing Date; provided, however, if the initial Registration Statement required to be filed pursuant to Section 9.1 of the Purchase Agreement is not effective as of the first (1st) anniversary of the Closing Date, the Mandatory Conversion Commencement Date shall be extended until such time following the first (1st) anniversary of the Closing Date that such Registration Statement is effective.

"Mandatory Conversion Conditions"	has the meaning set forth in Article 164.2.
"Mandatory Conversion Conditions Failure"	has the meaning set forth in Article 164.2.
"Mandatory Conversion Measuring Period"	has the meaning set forth in Article 164.2.
"Mandatory Conversion Notice"	has the meaning set forth in Article 164.2.
"Market Condition Event"	means: (i) any change in local, domestic, foreign or international general economic conditions or (ii) any change in applicable laws, rules or regulations.
"Material Adverse Effect"
means a material adverse effect on: (i) the condition (financial or otherwise), results of operations, assets, business, properties or prospects of the Company or any Subsidiary; (ii) the ability of the Company to duly and punctually perform its obligations under these Articles and the other Transaction Documents; or (iii) the practical realization of the benefits of the Investor's rights and remedies under these Articles and the other Transaction Documents, except that the effect of any Market Condition Event will not be considered when determining whether a Material Adverse Effect has occurred so long as such Market Condition Event does not disproportionately affect the Company and/or its Subsidiaries as compared to its competitors.

"Note"
means that certain Convertible Promissory Note, dated as of December 5, 2016, in the aggregate principal amount of Five Million Dollars ($5,000,000) (as such principal amount is subject to increase in respect of any capitalized interest) issued by the Company to HCP-FVE, LLC pursuant to the Purchase Agreement.

"NY Business Day"	means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.
"Office"	The registered office of the Company at the time in question.
"Officer" or "Office Holder"	means every Director and every officer of the Company, including, without limitation, each of the Persons defined as "Nosei Misra" in the Companies Law.

"Original Issue Date"	means the date of the first issuance of an Initial Series A Preferred Share.
"Optional Conversion Date"	has the meaning set forth in Article 164.1.
"Optional Conversion Notice"	has the meaning set forth in Article 164.1.
"Optional Redemption Notice"	has the meaning set forth in Article 166.2.
"Optional Redemption Price"	has the meaning set forth in Article 166.1.
"ordinary shares" or "Ordinary Shares"	means the ordinary shares of the Company, nominal value NIS 0.04 per share, and any securities into which the Ordinary Shares of the Company may hereafter be reclassified.
"Ordinary Share Equivalents"
means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

"Organizational Documents"
means, with respect to any Person, any charter, memorandum, articles or certificate of incorporation or association, certificate of organization, registration or formation, certificate of partnership or limited partnership, bylaws, operating agreement, limited liability company agreement, or partnership agreement of such Person and any and all other applicable documents relating to such Person's formation, incorporation, organization or entity governance matters (including any shareholders' or equity holders' agreement or voting trust agreement) and specifically includes, without limitation, any certificates of designation for preferred stock or other forms of preferred equity.

"Permitted Indebtedness"
means:
(a)     Non-convertible Indebtedness for borrowed money in an aggregate amount (including, for the avoidance of doubt, the existing Indebtedness for borrowed money outstanding on the Closing Date as set forth on Schedule 1(a) to the Purchase Agreement) not to exceed Five Million Dollars ($5,000,000) and which Indebtedness is obtained from a bank or other standard commercial lender, is an asset-based loan and is on commercially reasonable terms for a non-convertible, asset-based loan; and
(b)     Indebtedness to trade creditors incurred in the ordinary course of business.

"Permitted Liens"
means the following: (i) any Liens existing on the date of the adoption of these Articles and disclosed on Schedule 5.30(a) of the Purchase Agreement; (ii) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate Proceedings promptly instituted and diligently conducted and for which the Company maintains adequate reserves and the non-payment of such taxes, fees, assessments or other governmental charges or levies will not have a Material Adverse Effect or will not result in the forfeiture of any assets; (iii) Liens placed upon fixed assets hereafter acquired to secure a portion of the purchase price thereof, provided that any such Lien shall not encumber any other property of the Company and its Subsidiaries; (iv) Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security (in each case to the extent required by applicable laws), and mechanic's Liens, carrier's Liens and other Liens to secure the performance of tenders, statutory obligations, contract bids, government contracts, performance and return of money bonds and other similar obligations, incurred in the ordinary course of business, whether pursuant to statutory requirements, common law or contractual arrangements; (v) Liens securing the repayment of Permitted Indebtedness identified in clause (a) of the defined term "Permitted Indebtedness"; and (vi) other Liens incidental to the conduct of the business of the Company and its Subsidiaries or the ownership of their property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and which do not in the aggregate materially detract from the value of the property or assets of the Company and its Subsidiaries and which do not materially impair the use thereof in the operation of their businesses.

"Permitted Restricted Payments"
means (i) the payment of any dividends by any direct or indirect wholly-owned Subsidiary of the Company on its capital shares, share capital or other equity securities; provided, that, such dividends are paid to the Company and not subsequently dividended out (or otherwise distributed) to its shareholders, except for the payment of Series A Preferred Dividends in accordance with these Articles; and (ii) the purchase of any shares of the Company from a former employee in connection with the termination or other departure of such employee, strictly in accordance with the terms of any agreement entered into with such employee and in effect on the Closing Date.

"person" or "Person"
means an individual or corporation, company limited by shares, partnership, trust, business trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, Governmental Entity (or an agency or subdivision thereof) or other entity of any kind.

"Principal Market"	means The NASDAQ Capital Market.
"Pro Rata Mandatory Conversion Amount"	has the meaning set forth in Article 164.1.
"Pro Rata Portion"	means, with respect to a Holder, the number of Series A Preferred Shares held by such Holder divided by the number of Series A Preferred Shares.
"Purchase Agreement"	means the Securities Purchase Agreement, dated as of December 5, 2016, between the Company and HCP-FVE, LLC, as amended from time to time.
"Redemption Cure Notice"	has the meaning set forth in Article 166.6.
"Redemption Default"	has the meaning set forth in Article 166.5.
"Register"
means the register of shareholders maintained in Israel and additional register of shareholders which the Company shall maintain (if it so maintains) outside Israel, in accordance with the Companies Law, provided that shares registered in the Register kept in Israel and in the additional register shall not be counted twice;

"Registration Statement"
means any registration statements on Forms F-1 or F-3 required to be filed under Section 9.1 of the Purchase Agreement, including (in each case) the Prospectus (as defined in the Purchase Agreement), amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

"Rescission Notice"	has the meaning set forth in Article 166.6.
"Restricted Parties"	has the meaning set forth in the defined term "Voting Undertaking".
"Rights Period"	means the period commencing on the date of the adoption of these Articles and continuing for so long as Hale holds at least thirty five percent (35%) of the Initial Series A Preferred Shares.
"Sale Notice"	has the meaning set forth in Article 166.6.
"Securities Law"	means the Securities Law, 5728-1968, as amended from time to time, or any other statute amended, that shall replace it.

"Series A Designee"	has the meaning set forth in Article 83.
"Series A Preferred Dividends"	has the meaning set forth in Article 161.1.
"Series A Preferred Shares"
means the Series A Preferred Shares of the Company, nominal value NIS 0.04 per share, and any securities into which the Series A Preferred Shares of the Company may hereafter be reclassified (for the avoidance of doubt, the Series A Preferred Shares include the Initial Series A Preferred Shares and any Elected Bonus Shares).  The Series A Preferred Shares are redeemable in accordance with the provisions of these Articles.

"Series A Preferred Share Liquidation Preference"	has the meaning set forth in Article 168.1.
"Series A Preferred Shares Register"	has the meaning set forth in Article 162.
"shares"	has the meaning set forth in Article 7.
"Shareholder" or "shareholder"	means, unless stated to the contrary in these Articles or otherwise required by the context thereof, a holder of Ordinary Shares and/or a Holder.
"Specified Event"
means any of the following events: (a) the Ordinary Shares are not listed or quoted, or are suspended from trading, on an Eligible Market for a period of ten (10) or more consecutive Trading Days, or thirty (30) or more non-consecutive Trading Days, in each case, in any one hundred eighty (180) Trading Day period; (b) the conversion rights of the Holders pursuant to these Articles are suspended for any reason other than pursuant to Article 164.4 or as agreed to by the Holder in writing; (c) the Company fails to have available a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares available to issue Underlying Shares under these Articles or fails to have full authority, including under all laws, rules and regulations of any Trading Market or under the laws of the Company's jurisdiction of incorporation, to issue such Underlying Shares; (d) at any time after the Closing Date, any Ordinary Shares issuable pursuant to the Transaction Documents are not listed on an Eligible Market; (e) after the effectiveness of the Registration Statement, the Registration Statement is suspended for ten (10) or more consecutive Trading Days, or thirty (30) or more non-consecutive Trading Days, in any one hundred eighty (180) Trading Day period (other than any suspension agreed to by the Holder); or (f) the Company or any Subsidiary fails to make any cash payment required under these Articles or any other Transaction Document to which it is a party and such failure is not cured within five (5) NY Business Days after notice of such default is first given to the Company by the Holder.

"Stated Value"
means, in respect of a Series A Preferred Share, [$_____][1], subject to adjustment from time to time for share splits, bonus shares, combinations and similar events as applicable with respect to the Series A Preferred Shares.  The aggregate Stated Value for the Series A Preferred Shares, as of any particular date of determination, shall be determined by multiplying the Stated Value by the aggregate number of Series A Preferred Shares.

"Subsidiary"
means, at any time, any Person (other than a natural person or Governmental Entity) which the Company (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than a majority of the capital stock or equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Person.

"Substantial Register"	means the register of substantial shareholders (as defined in the Companies Law) that must be maintained under the Companies Law.
"Trading Day"
means any day on which the Ordinary Shares are traded on the Principal Market (or, if not traded on the Principal Market, on the Eligible Market on which the Ordinary Shares are then traded); provided that "Trading Day" shall not include any day on which the Ordinary Shares are scheduled to trade on the Principal Market (or, if not traded on the Principal Market, in any applicable Eligible Market) for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on the Principal Market (or, if not traded on the Principal Market, on the Eligible Market on which the Ordinary Shares are then traded) (or if the Principal Market (or, if not traded on the Principal Market, on the Eligible Market on which the Ordinary Shares are then traded) does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York Time).

"Transaction Documents"	means these Articles, the Purchase Agreement, and any other documents, certificates or agreements executed or delivered in connection with the transactions contemplated by the Purchase Agreement.
"TM Revenues"
means, in respect of any acquisition of assets or Equity Interests by the Company or any Subsidiary or any sale, disposition, exclusive license or transfer of material assets or property of the Company or any Subsidiary, the aggregate revenues of the Company and its Subsidiaries for the twelve (12) full calendar months immediately preceding such acquisition of assets or Equity Interests by the Company or any Subsidiary or any sale, disposition, exclusive license or transfer of material assets or property of the Company or any Subsidiary, as applicable.

1 NTD: Stated Value to equal the Conversion Price of the Note on the date of the exchange of the Note for the Initial Series A Preferred Shares.

"Underlying Shares"
means the Ordinary Shares issued or issuable (i) upon conversion of the Series A Preferred Shares pursuant to these Articles, or (ii) in satisfaction of any other obligation or right of the Company to issue Ordinary Shares pursuant to these Articles, and in each case, any securities issued or issuable in exchange for or in respect of such securities.

"Volume Limit"
means, with respect to any Mandatory Conversion, 100% of the arithmetic average of the Weekly Trading Volume based on the twenty (20) consecutive Trading Days immediately preceding the Conversion Date applicable to such Mandatory Conversion.

"Voting Undertaking"
means, in respect of any M&A Event, the undertaking  by each of Izhak Nakar, Nir 4 You Ltd., Don Dixon, Ido Schechter and their respective Affiliates (the "Restricted Parties") to vote their Equity Interests of the Company against any M&A Event that reflects a valuation of the Company of less than Ninety Million Dollars ($90,000,000).

"Voting Undertaking Recipients"	means those individuals who are the beneficiaries of the Voting Undertaking (including Bob Fresneda, Michael Schrader and Carsten Nelk).
"VWAP"
means, on any particular Trading Day or for any particular period, the volume weighted average trading price per Ordinary Share on such Trading Day or for such particular period on the Eligible Market on which the Ordinary Shares are then traded as reported by Bloomberg L.P., through its "Volume at Price" functions, or any successor performing similar functions, or, if the foregoing does not apply, the average of the highest Closing Price and the lowest closing ask price of any of the market makers for the Ordinary Shares as reported in the "pink sheets" by OTC Markets Group Inc.; provided, however, that during any period the VWAP is being determined, the VWAP shall be subject to adjustment from time to time for share splits, share dividends, combinations and similar events as applicable with respect to the Ordinary Shares.

"Waiver Expiration Date"	has the meaning set forth in Article 166.7.
"Waivers"	has the meaning set forth in Article 166.7.

"Weekly Trading Volume"
means, on any given date of determination, the total volume of Ordinary Shares traded on the Principal Market or, if not traded on the Principal Market, on the primary Eligible Market on which the Ordinary Shares are then traded (and, for the avoidance of doubt, the total volume of Ordinary Shares on only one market shall be taken into account for purposes of this determination, which shall be the Principal Market or, if Ordinary Shares are not traded on the Principal Market, on the primary Eligible Market on which the Ordinary Shares are then traded), as applicable, for the five (5) consecutive Trading Days immediately preceding such date of determination, as reported by Bloomberg Financial Markets.

"Writing"
means any written communication or other notation, including a printed document, photocopy, telegram, facsimile, electronic mail, internet site, and any other form of work or imprinting of words in a visible form, as well as any other graphic sign or symbol stored in a computer or in any other means of storage.

"Writ of Appointment"	has the meaning set forth in Article 76.
"Year" or "Month"	shall be determined according to the Gregorian calendar.

2.
Subject to the provisions of Article 1 above, and except inasmuch as the wording requires a different interpretation, terms which have been defined in the Companies Law or the Companies Ordinance, as the case may be, shall bear the same meaning in these Articles as they are given in those statutes; words expressed in the singular form shall include the plural form, and vice versa and words expressed in the masculine form shall include the feminine or be gender neutral as the context requires.

3.
Any Article herein which determines an arrangement that differs, in part or in whole, from a provision in the Companies Law or the Companies Ordinance, as the case may be, that may be qualified, changed or supplemented, either in whole or with regard to certain issues or with certain restrictions, under any law, shall be deemed to qualify said provision in the Companies Law or the Companies Ordinance, as the case may be, to the maximum extent permitted by law, even if the qualification itself was not noted in said Article, and even if the Article explicitly determines that its validity shall be "subject to the provisions of any law".

4.
In the event of a contradiction between any Article and a provision of law which may not be qualified, changed or supplemented, said provision of law shall prevail, without, however, impairing the force of these Articles or of any other Articles herein.

Chapter B:  The Company, Charitable Contributions and the Company's Capital,

5.	The Company is a public company.

6.
The Company may contribute reasonable sums to a purpose or to a worthy type of purposes even if such contributions are not made due to business considerations.  The Board of Directors, or whomever the Board of Directors has so empowered, shall be authorized to determine the amounts of the contributions, the purpose or type of purposes for which they are made, and the identity of the recipient of the contribution.

The Company Capital

7.
The registered share capital of the Company is NIS 5,000,000 (five million) divided into 115,000,000 (one hundred and fifteen million) Ordinary Shares and 10,000,000 (ten million) Series A Preferred Shares (the Ordinary Shares and the Series A Preferred Shares may, unless the context otherwise requires, be collectively referred to as the "shares"). Upon adoption of these Articles with the requisite majority in accordance with Section 24(1) of the Companies Law, this Article 7 will be regarded as having changed the provisions of the Company's Memorandum of Incorporation with regard to the Company's share capital.

Rights Appurtenant to a Share

8.
The liability of the shareholders of the Company for the debts, charges and obligations of the Company is limited to payment to the Company of the par value of their shares in the Company which payment may be made in cash, waiver or conversion of indebtedness owed to such Shareholder or otherwise.

9.
Except as explicitly provided for in these Articles, including, without limitation, the rights, preferences and privileges of the Series A Preferred Shares, the Holders and Hale set forth in these Articles, which, in the event of contradiction or discrepancy with any other provision in these Articles, shall govern in all respects to the maximum extent permitted by applicable law, all shares shall have equal rights with respect to the other shares, and each share shall grant its owner, inter alia:

9.1
a right to be invited to and to participate in all general meetings of the Company, both annual and extraordinary, and a right to votes in accordance with Article 70 for each share owned by such shareholder, in each case at every general meeting of the Company in which such shareholder participates; provided, that the share is owned by the shareholder on the record date set forth in the notice convening the relevant general meeting;

9.2
subject to any dividend or distribution preferences included in these Articles, and any restrictions on the payment thereof, including, for the avoidance of doubt, the provisions of Articles 161,  165, and 167 -  a right to receive dividends (if and to the extent they are distributed), a right to receive bonus shares (if and to the extent they are issued), in proportion to the par value of the shares, and according to the number of shares which he held at the date of the decision to distribute the dividend or to issue the bonus shares or upon distribution (as the case may be) or at such later date as may be determined in said decision and the Company may (a) decide that an issuance of bonus shares will be either to all shareholders or to shareholders of a given class or classes and/or (b) decide that the bonus shares will be of the same class of shares to all shareholders receiving them or that shareholders of a given class or classes of shares will receive bonus shares of that class or classes.

9.3
subject to any dividend or distribution preferences included in these Articles, and any restrictions on the payment thereof, including, for the avoidance of doubt, the provisions of Articles 161,  165, and 167  - a right to participate in a distribution (as defined in the Companies Law) which is not the distribution of a dividend or of bonus shares, in proportion to the par value of the shares owned at the time of the decision to make a distribution or at such later date as determined in said decision, or in such other manner as shall be determined by the Board of Directors at its absolute discretion; and

9.4
subject to any liquidation preferences included in these Articles, and any restrictions on agreeing to or effecting a Liquidation Event, including, for the avoidance of doubt, the provisions of Articles 167 and 168, a right to participate in the distribution of surplus assets of the Company upon a Liquidation Event.

10.
So long as the shares of the Company are listed for trading on an Exchange and the rules of such Exchange require that the authorization and issuance of any class or series of Equity Interests, issued by the Company requires approval of such Exchange, then the Company shall authorize and issue any such class or series of Equity Interests pursuant to the rules of such Exchange, or pursuant to an exemption therefrom and as permitted by applicable law or the rules of such Exchange. Issuance of the Initial Series A Preferred Shares, the Elected Bonus Shares and the Ordinary Shares issuable upon conversion thereof has already been approved by the rules of the applicable Exchange.

11.
Subject to the provisions of any applicable law and these Articles, including, for the avoidance of doubt, the provisions of Article 167, and in accordance with the procedures required by law, the Company may issue Equity Interests, both those included in its original capital and those deriving from an increase in capital, with rights of a preferred rank or with rights of a lesser rank, or to issue Equity Interests with other restricted rights or with other preferred rights in respect of distribution of dividends, voting rights, discharge of capital, distribution (which is not a distribution of a dividend) or in respect of other matters, as the Company may determine from time to time.

12.
Except as provided in Article 167, if at any time the share capital is divided into different classes of shares, the general meeting may, unless the terms of the issuance of said class of shares provide otherwise, change, convert, expand, add to or alter in another manner the rights, surplus rights, advantages, restrictions and provisions related thereto (or not related at that time to one of the classes), if it receives the consent of the holders of the majority of such classes of shares the rights of which are impaired, which consent shall be given at a meeting of the holders of shares of said class.

12.1
Subject to Article 167, the special rights granted to shareholders or to a class of shares that have been issued, including shares issued with preferred rights or other special rights, shall not be deemed to have been changed or harmed by the creation or issue of additional Equity Interests of an equal rank or by the cancellation of registered share capital of the same class which was not allotted, unless the terms of the rights attached to such shares determines otherwise.

12.2	The consolidation or splitting of the share capital of the Company shall not be deemed a change in the rights of the shares being consolidated or split.

13.	The provisions in these Articles regarding general meetings shall apply, mutatis mutandis, to every meeting of shareholders of any class of shares, as the case may be.

14.
Subject to the provisions in these Articles to the contrary in this regard, including for the avoidance of doubt, the provisions of Article 167, and to the rules of the Exchange, to the extent they exist, all of the shares of the Company which are yet to be issued shall at all times be under the supervision of the Board of Directors, which may issue them to or otherwise deal with them in any way at its sole discretion, for cash or non-cash consideration, upon such terms and qualifications, whether above their par value or (subject to the provisions of the Companies Law) at a deduction from their par value, at such times which the Board of Directors deems fit.  Except as otherwise provided in these Articles, including with respect to the Elected Bonus Shares, the Board of Directors shall have full power to submit a call for any shares mentioned above, at their par value, at less or at more than their par value, at times, during a period and for consideration which the Board of Directors shall deem fit, and to provide every person a right to demand allotment of any shares at times, during a period and for consideration which the Board of Directors shall determine at its own absolute discretion.

15.
Except as otherwise provided herein, the Board of Directors may, at its absolute discretion, treat shareholders differently from one another with regard to the amounts demanded for payment and payment times and other terms, to the extent permitted or required by these Articles with respect to the Series A Preferred Shares, by the law and by the rules of the Exchange.

16.
The Board of Directors of the Company may, in respect of every allotment of Equity Interests in the Company, pay agents' fees, underwriters' fees or commissions in a manner that shall be determined and subject to the provisions of any law.

Shareholders

17.
Unless determined otherwise in any law or in these Articles, the Company shall be entitled to treat the registered owner of a share, including a shareholder who holds a share as a trustee, as its absolute owner, and as such shall not be obligated to recognize any claim by any other person whatsoever based on a right in equity or on other grounds in respect of such share, or in respect of a benefit therein for any other person, unless an order is issued by the competent court.

18.	Notwithstanding the provisions of Article 17 above, any person who is deemed to be a shareholder according to the Companies Law or another applicable law shall be deemed a shareholder in the Company.

19.
Subject to any other provision of applicable law or these Articles including the provisions of Article 161, 167 and 168, the Board of Directors may determine from time to time procedures with regard to determining the identity of shareholders, and with regard to the manner in which any right, benefit, asset or amount shall be transferred or distributed to them, including in respect of distribution of dividends or bonus shares, purchase of Equity Interests or granting any other right, asset or other benefit to the shareholders of the Company, in their capacity as such.  Moneys, bonus shares, rights or assets of any type whatsoever which have been transferred to a shareholder (including to his agent, attorney or whomever the shareholder directs) whose identity has been verified according to the procedures as aforesaid, shall be deemed a full discharge and release of a debt of the Company to any person who claims a right to such payment, transfer, distribution or grant of right, as the case may be.

Change in Share Capital

20.
Subject to the provisions of Article 167 the Company may, from time to time, increase its share capital by creating new Equity Interests, whether or not all of the shares which it has decided to issue have been issued up to that date or not, and whether or not all of the shares that have been issued up until that time have been fully paid, and the increase shall be in such amount, divided into securities having such par value, issued on such terms and qualifications and with such rights and supplemental rights as the resolution on creation of such Equity Interests shall direct, and in the event that directions are not given in the resolution - as the Board of Directors shall direct; in particular, such Equity Interests may be issued with preferred rights or qualified rights (including without rights) to dividends, voting rights, discharge of capital or other such matters.

21.
Except as stated otherwise in a resolution approving the increase in share capital, and to the extent such new Equity Interests are not shares, also the amendment of these Articles, the new Equity Interests, to the extent that after such amendment such Equity Interests will constitute part of the share capital of the Company shall be subject to all provisions of these Articles, as amended to authorize the creation thereof.

22.
Subject to the provisions of Article 167, the Company may, from time to time, cancel registered share capital which has not yet been issued, provided that there is no undertaking of the Company, including a conditional undertaking, to issue the shares, including for the avoidance of doubt with respect to the Elected Bonus Shares.

23.
Any of the above acts, mentioned in Articles 20 to 22, shall be deemed a change of these Articles as well as amendment to the Memorandum of Incorporation of the Company, and shall require an affirmative vote of Shareholders holding the majority of the shares participating at the Shareholders meeting, excluding abstentions. Upon adoption of these Articles with the requisite majority in accordance with Sections 24(1), 24(4) and 24(5) of the Companies Law, this Article 23 will be regarded as having changed the provisions of its Memorandum of Incorporation with regard to the Company's share capital.  Nothing contained herein shall derogate from the provisions of Article 167 with respect to the requisite majority required for any subsequent amendment, change, modification or abrogation of these Articles.

Share Certificate

24.
Without derogating from the provisions of Chapter K of these Articles, a share certificate shall be issued with the Company's seal together with the signatures of two Directors, or together with the signature of one Director and the Company Secretary (if any Person hold that position) or together with the signature of one Director and of one of the Company's signatories or together with signatures according to the decision of the Board of Directors.

25.
Every shareholder whose name appears in the Register and, if required by law, the Substantial Register shall be entitled to receive one share certificate for the shares registered in his name, or, if the Board of Directors so approves (after he shall have paid the amount determined by the Board of Directors from time to time), several share certificates, each for one or more such shares; every share certificate shall indicate the name of the shareholder , the number of shares for which it was issued, and other details as determined by the Board of Directors.

26.
A share certificate registered in the names of two or more persons shall be delivered to whomever all of the registered owners of the shares covered by such certificate shall direct, and absent such consent, to the person whose name appears first in the Register among the names of the joint owners.

27.
If a share certificate registered in the name of a person is lost or defaced, the Board of Directors may issue a new certificate in its place, provided that the original certificate has been submitted to it and destroyed by it, or it is proved to the Board's satisfaction that the certificate has been lost or destroyed, and the Board has received guarantees to its satisfaction for any possible damages, all for consideration, if required.

28.	Shares shall be deemed fully paid up if the entire par value and the premium thereon have been paid, according to the terms of issue of the Share.

Calls

29.
The Board of Directors may, from time to time at its discretion, submit calls for any moneys not yet paid for shares which have been issued and which, according to the terms of their issue, are not to be paid up at predetermined times.  Every shareholder shall pay to the Company the amount of the call submitted to him, at the time and place determined by the Board of Directors.  A call may be divided into several payments.  A call shall be deemed made if a resolution approving it has been made by the Board of Directors. For the avoidance of doubt, no calls may be made with respect to the Initial Series A Preferred Shares or the Elected Bonus Shares which, when issued,  shall be deemed to be fully paid for and non-assessable.

30.
In respect of every call, a prior notice of fourteen days shall be sent, indicating the amount of payment, the place of payment and the person to whom payment should be made, on the condition that before the payment date of such a call the Board of Directors may, by written notice to the shareholder, cancel or extend the payment date of the call.

31.	Joint owners of a share shall be responsible jointly and severally for payment of all calls in respect of such a share.

32.
If, under the terms of issue of each share or otherwise, any amount must be paid at a set time or in payments at set times, whether the payment is on account of the par value or as a premium, any such amount or rate shall be discharged as if it were a call duly submitted by the Board of Directors for which notice was duly given, and all of the provisions in these Articles in respect of calls shall apply to any such amount or rate of payment.

33.
If the amount of the call is not discharged on the date of payment or prior thereto, the person who at that time is the owner of the share for which the call was submitted or for which payment is owing, shall pay interest on said amount at a rate determined by the Board of Directors from time to time, from the date determined for its payment until the date of actual payment; however, the Board of Directors may waive payment of the interest, in part or in whole.

34.
If the Board of Directors deems fit, it may receive moneys from a shareholder who wishes to make early payment for amounts that have not yet been called, or for which the payment date has not yet arrived, and which have not yet been discharged in respect of his shares, or part hereof; and unless agreed otherwise with the shareholder, the Company may pay interest on the moneys advanced in said manner, or on part thereof, until the date on which the moneys were to have been paid had they not been paid in advance, at a rate agreed upon between the Board of Directors and the shareholder, and the Board of Directors may at any time, so long as the payment date has not yet arrived, return the amount advanced as aforesaid to said shareholder.

35.	This chapter shall apply, mutatis mutandis, to any right to purchase or sell shares in the Company, subject to the terms of issue of said right.

Forfeiture and Lien

36.
If a shareholder has not paid any call or payment on or before the date set for payment thereof, the Board of Directors may, at any time thereafter, so long as the call or payment are not discharged, send a notice to said shareholder and to demand that he pay them with interest accrued and all expenses that the Company incurred in connection with such failure to discharge.

37.
The notice shall set a date (which shall be at least ten Business Days after the date of the notice) and a place or places where said call or payment shall be paid, with interest and expenses as aforesaid.  The notice shall also indicate that in the event of non-payment on the date set therefor or prior thereto and at the place indicated in said notice, the shares for which the call was made or in respect of which said payment date has passed may be forfeited.

38.
If the demands included in said notice are not met, then at any time thereafter, prior to payment of said call or payment, the interest and the expenses owing on account of such shares, the Board of Directors may by decision forfeit the shares in respect of which notice was given as aforesaid.  Such forfeiture shall include all dividends announced in respect of the forfeited shares which have not actually been paid prior to the forfeiture.

39.
Every share so forfeited shall be deemed the property of the Company and shall become a dormant share, and the Board of Directors shall be entitled, in accordance with the provisions of these Articles and subject to the provisions of any law, sell, reissue or transfer them in another manner as it deems fit.

40.
The Board of Directors may, at any time prior to sale, reissue or other transfer of every share so forfeited, to cancel the forfeiture in a manner and under terms that it shall determine at its absolute discretion, in which event said share shall cease to be a dormant share.

41.
Every shareholder whose shares have been forfeited shall cease to enjoy any right in connection with the forfeited shares, but in spite of this he must pay immediately to the Company all of the calls, installments, payments, interest and expenses owing on account of these shares or for them on the date on which forfeiture is executed, as well as interest on those amounts from the date of forfeiture until the date of execution of all payments (including interest and expenses as aforesaid), at a rate that shall be determined by the Board of Directors; provided, that in any case in which the shares forfeited are resold, the debt of the shareholder whose shares were forfeited shall be reduced to the net amount (after deduction of any taxes and the Company's expenses incurred in selling the forfeited shares) received in fact from their resale.

42.
The provisions of these Articles regarding forfeiture of shares shall apply also to cases of non-payment of a fixed amount the payment date of which is predetermined, according to the terms of issue of the share or according to the terms of allotment of the share, whether on account of the par value or as a premium, as if this amount to be paid were a call which was sent and notice of it given lawfully.

43.
The Company shall have the first and fundamental right to place a Lien on any shares registered in the name of any shareholder, except fully paid shares, and on any revenue from the sale thereof, for discharging the debts and obligations of said shareholder to the Company, whether alone or jointly with any other person, for shares which the Company issued to him, whether or not the date of discharge of these debts or the date of performance of these obligations has arrived, and no equity rights in respect of said shares shall be created.  Said Lien shall apply to all dividends announced from time to time in respect of those shares.

44.
To realize said Lien, the Board of Directors may sell the shares subject to such Lien in a manner which it deems fit, at its discretion; however, no share shall be sold unless the shareholders or executors of their estates receive written notice stating that the Company intends to sell said shares, and the shareholder or executors of his estate, as the case may be, have not paid the above debts or have not fulfilled the above obligations within ten days from the date of sending said notice.

45.
The net revenue (after deduction of any taxes and the Company's expenses incurred in selling the shares) from any such sale shall serve to discharge said debts to perform said obligations of the shareholder, including the debts and obligations the time for discharge or performance of which has not yet transpired, and the surplus, if any, shall be paid to the shareholder or to the executors of his estate.

46.
In the event of a sale after forfeiture or a sale to realize a Lien under these Articles, the Board of Directors may appoint a person to sign a deed of transfer of the shares sold, and to direct that the buyer be registered in the Register and if required by applicable law, the Substantial Register as the holder of the shares sold, and the buyer shall bear no duty to verify that these actions are done properly, nor shall it be his concern for which purposes the moneys from the sale were expended; after his name is registered in the Register in respect of these shares, the validity of the sale shall be unassailable, and the only remedy of any person harmed by the sale shall be in filing a claim for damages from the Company alone.

Transfer and Delivery of Shares

47.
Transfer of share in the Company shall be  done against delivery of a share transfer deed in the wording specified in Article 49 below, which includes all particulars, and the signatures of the transferor, the transferee and, except as provided in Article 49, witnesses to their signatures.

48.
Once a transfer of shares is effected in accordance with Article 47above, the transferor shall be deemed to remain the holder of the share until the name of the recipient of the share is registered in the Register in respect of the transferred share.

49.	The following provisions shall apply to a share transfer under Article 47 above:

49.1	The transfer deed of the share shall be worded as follows, or in as similar a manner as possible or in an ordinary or accepted form that shall be approved by the Board of Directors:

"I, __________________________ (I.D. number/Company registration number _________________________)(hereinafter: "the transferor"), in consideration of the sum of USD_________________ paid to me by _________________________ whose address is _______________________________________ (hereinafter: "the transferee"), hereby transfer to the transferee _________ shares [from _________ to ___________ inclusive] of Top Image Systems Ltd., to be in the possession of the transferee, the executors of his estate, his guardians and representatives, according to all of the terms under which I held them immediately prior to signing this deed, and I, the transferee, hereby agree to receive the above shares according to the above conditions.

In witness whereof we have signed this ____th day of _______, ________.

Transferor	Transferee

Witness to transferor's signature	Witness to transferee's signature"

(To the extent that the transferor or transferee is not a natural person -- a confirmation of an attorney or accountant or other Person (which may, if so determined by the Company include the transferor or the transferee, as applicable) acceptable to the Company should be added, regarding the authority of the persons signing the deed on behalf of such Person to execute or to receive the transfer. A share transfer deed with respect to a transfer of the Initial Series A Preferred Shares, the Elected Bonus Shares or any Ordinary Shares issued upon conversion thereof, does not have to state the consideration paid for or in connection with such transfer, need not be witnessed  and authority of the person signing for the transferor or transferee may be approved, if so desired by the transferor or transferee, by such transferor or transferee.)

49.2
Any document (including the certificate for the transferred share) required by the Board of Directors in connection with the transfer should be submitted together with the share transfer deed.  If the share transfer is approved, all said documents shall remain in the possession of the Company.  If the share transfer is not approved, said documents shall be returned to the person who submitted them, if he so requests.

49.3	The Board of Directors may:

49.3.1	Refuse to register the transfer of a share that as of immediately prior to such transfer has not been fully paid.

49.3.2
Not recognize a share transfer deed until the certificate of the transferred share and other particulars necessary to prove the right of the transferor to transfer the share are attached thereto.  Transfer deeds which are registered shall remain in the possession of the Company, but any transfer deed that the Board of Directors refuses to register shall be returned to its sender at his demand.

49.4
Should the Board of Directors refuse to approve a transfer of shares, it shall notify the transferor to that effect no later than seven (7) days after the date on which the share transfer deed and the share certificate were received by the Company.

50.	Notwithstanding the provisions of Article 49 above:

(1)	A court order to amend the Register and, if applicable, the Substantial Register is sent to the Company;

(2)	The conditions under law for endorsement of the right are proved to the Company.

51.
The Company may destroy share transfer deeds after six years have passed from registration of the transfer, and cancelled share certificates after three years of their cancellation; it shall be presumed prima facie that all the transfer deeds and certificates that were destroyed were fully valid, and that the transfers, cancellations and the registrations effected by virtue thereof were lawful.

Chapter D:  General Meetings

Convening of General Meetings

52.
An annual meeting shall be convened at least once every calendar year, and no later than fifteen months after the preceding annual meeting, to deliberate on the financial reports, appointment of directors, appointment of an auditing accountant, and any other matter which the Board of Directors places on the agenda of the annual meeting, at a time and place that the Board of Directors shall determine.

53.
Except if explicitly determined otherwise by a competent court, the provisions of these Articles shall apply, mutatis mutandis, to the notice and conduct of a general meeting convened at the order of the competent court, of a general meeting duly convened other than by the Board of Directors, and of the voting at these meetings.

54.
Subject to the provisions of the Companies Law, every general meeting shall be convened at a place where the Board of Directors directs, or, if the Board of Directors did not determine the place of the meeting, at a place directed by the Chairman of the Board of Directors.  If the place of the meeting is not set by the Board of Directors or by the Chairman of the Board, the meeting shall be convened at the Office.

55.	The Board of Directors shall convene an extraordinary meeting by its decision or otherwise as provided for by the Companies Law.

56.
The agenda of the general meeting shall be set by the Board of Directors and also shall include those issues for which the convening of an extraordinary meeting was demanded as mentioned in Article 55 above.

Notices regarding Convening a General Meeting

57.	A notice regarding a general meeting shall be sent in accordance with the dates required according to the applicable law.

58.
The notice shall state the time and place of the meeting, the agenda, the decisions proposed and arrangements for voting by proxy card, if the issues on the agenda of the meeting include those on which the shareholders may vote by proxy under law or these Articles.

59.
When the Company has grounds to assume that an address provided to it by a shareholder is no longer his address, said shareholder shall be deemed not to have provided the Company with his address in each of the following instances:

59.1
When the Company has sent him a letter by registered mail to said address, in which he is asked to confirm that said address is still his address, or to notify the Company of a new address, and the Company receives no answer within 30 days from the date on which the Company posts the aforesaid letter at the post office.

59.2
When the Company has sent him at said address a letter by registered mail and the postal authority (including any postal service outside Israel), upon returning the letter or without doing so, notifies the Company that the letter was not delivered to him at said address because he is not known at that address or for any other similar reason.

60.	Subject to any law and the provisions of these Articles:

60.1
The Company may send any notice or document to a Shareholder by delivering them to him personally or by sending them by post to the address which he provided to the Company.  If the notice has been sent by post, it shall be deemed duly sent if the letter containing the notice bears the address which the Shareholder provided to the Company, and it is given to the postal service duly stamped; unless the contrary is proved, it shall be deemed delivered within 72 hours from its posting by the Company with the postal service when the address is in the USA, and within six days of its posting by the Company with the postal service when the address is outside USA.

60.2	The Company may send any notice or document to a Shareholder by giving it to him in any other manner in writing, provided that doing so is not prohibited by law or rule of the Exchange.

60.3
A written confirmation signed by a director or the secretary or the stock transfer agent representative regarding sending a written notice or giving notice in any of the manners specified in Articles 63.1 and 63.2 above, shall be deemed conclusive evidence regarding every particular included therein.

60.4
A notice regarding a general meeting shall be sent in one of the above ways to every person who has the right to a share upon the death or bankruptcy or winding up of a shareholder, and who would have been entitled to receive notice of an annual meeting had such circumstances not occurred.

60.5
Every shareholder may waive his right to receive notice or his right to receive notice at a particular time, and may agree that the general meeting shall be convened and shall take decisions even without his having received notice thereof or without having received notice thereof within a particular time period, subject to the provisions of any law which forbid such waiver or consent.

61.	The Company may give notice to the joint owners of a share by notice to the joint owner whose name is listed first in the Register with regard of said share.

62.
Every document or notice sent by the Company according to the provisions of these Articles shall be deemed duly sent despite the death, bankruptcy or winding up of said shareholder (whether or not the Company knew thereof), so long as someone else is not registered in lieu of the shareholder in the Register, and delivery or sending as aforesaid shall be deemed adequate in all respects with regard to any person who claims a right in said shares.

Decisions at General Meetings

63.
No deliberation at a general meeting may be commenced unless a legal quorum is present at the time it is commenced.  Except in cases in respect of which these Articles determine otherwise, or according to any law or the order of a competent court, a legal quorum shall be deemed to be the attendance of at least two shareholders, themselves or by their representatives or by proxy card, who hold in the aggregate at least thirty three percent and one third (33 ⅓%) of the voting power in the Company.

64.
If, after one-half hour has passed from the time set for the general meeting, there is not a legal quorum present, the meeting shall be automatically postponed to the same day one week hence, at the same time and place as set for the original meeting (with no need for any notice to the shareholders), or to a later date if said date is indicated in the prior notice of the general meeting or if the Company has sent to the shareholders a prior notice of no less than 72 hours before the date set for the postponed meeting.

65.
To the extent permitted by applicable law and the applicable rules of the Exchange, at a postponed meeting, a legal quorum shall be deemed to be the attendance of at least two shareholders, themselves or by their representatives or by proxy card.

66.
The Chair of the Board of Directors shall serve as chair of every general meeting of the Company.  If there is no Chair of the Board of Directors, or the Board did not determine that another individual shall chair the meeting as aforesaid, or if the intended chair was not in attendance 15 minutes from the time set for the meeting, or if he refuses to chair the meeting, the shareholders present at the meeting shall elect, by themselves or through their representatives one of the Directors to act as chairman, and if only one Director is present, he shall act as chairman. If no Directors are present or if they all refuse to chair the meeting, the shareholders shall elect a shareholder or a representative present at the meeting as chair of the meeting.

67.
The chair of the meeting may, with the consent of a meeting in which legal quorum is present, postpone the meeting from time to time and from place to place, and he must postpone it as aforesaid if the meeting directs him to do so in each case by the holders of the majority of the Shares (treating the Series A Preferred Shares on an as converted basis) present in the meeting.  At a postponed meeting as aforesaid only those matters shall be discussed which were on the agenda of the original meeting and the discussion of which was not concluded or was not commenced.  No notice need be given regarding the postponement and the matters on the agenda of the postponed meeting.

68.
Without derogating from the provisions of Article 167, a decision at the general meeting shall be taken by a poll of shareholders who are in attendance (treating the Series A Preferred Shares on an as converted basis) and who take part in the voting, by themselves, by an agent or by proxy card.

69.
Unless otherwise prescribed in these Articles, including for the avoidance of doubt, the provisions of Article 167, or under applicable law, all decisions of the general meeting require a simple majority of the total number of votes at the meeting, excluding abstentions and any amendment of these Articles and/or the Company's Memorandum of Incorporation, shall also require a simple majority of the total number of votes in the meeting, excluding abstentions, and all other rules shall apply mutatis mutandis with regard to such vote. Upon adoption of these Articles with the requisite majority in accordance with Sections 24(1), 24(4) and 24(5) of the Companies Law, this Article 69 will be regarded as having included in these  Articles and in the Company's Memorandum of Incorporation a provision with regard to the majority required to amend these Articles and the Company's Memorandum of Incorporation.  Nothing contained herein shall derogate from the provisions of Article 167 with respect to the requisite majority required for any subsequent amendment, change, modification or abrogation of these Articles.

70.
Every holder of Ordinary Shares present, either himself or by a representative, has the right to one vote for each Ordinary Share which he owns and which grants him voting rights, regardless of its par value.  In addition to the rights provided by law and otherwise provided in these Articles or the Purchase Agreement, the Holders shall be entitled to vote on all matters as to which holders of Ordinary Shares shall be entitled to vote, in the same manner and with the same effect as such holders of Ordinary Shares, voting together with the holders of Ordinary Shares as one class (including without limitation with respect to any matter relating to a Fundamental Change, any amendment of these Articles, any increase or decrease in the number of authorized Ordinary Shares of the Company or any other matter subject to the vote or consent of the holders of Ordinary Shares), and, except as specifically required by applicable law, in no event shall the holders of the Ordinary Shares vote as a separate class from the Series A Preferred Shares on any matter.  With respect to the voting rights of the Holders pursuant to the preceding sentence, each Holder shall be entitled to one vote for each Ordinary Share issuable to such Holder upon the conversion of all the Series A Preferred Shares held by such Holder on the record date for the determination of shareholders entitled to vote (subject to adjustment from time to time for share splits, bonus shares, share combinations and similar events, as applicable, with respect to the Ordinary Shares), and assuming, for such purposes, that any accrued dividends payable to such Holder upon the conversion of such Series A Preferred Shares will be paid in cash.

71.
An announcement by the chair that a decision was taken unanimously or by a particular majority or was rejected shall constitute prima facie evidence of its contents.  An announcement as aforesaid and a note recorded to this effect in the minutes of the Company shall constitute testimony to their contents, and there shall be no need to prove the number or proportion of votes in favor of or against the decision.

Voting of Shareholders by a Representative or Agent

72.
Any shareholder that is not a natural individual may authorize, by a decision of its directors or of another managing body, an officer of such shareholder as its representative at any meeting of the Company.  A person so authorized may use, on behalf of the authorizing Person, the same powers that the authorizing Person itself would have been able to use were it a flesh and blood shareholder in the Company.

73.
A shareholder who is a minor, and any shareholder whom a competent court has declared incompetent may vote only through his guardian, and any guardian as aforesaid may vote by means of a representative.

74.
In the case of joint shareholders, the view of the head of the joint shareholders, given by himself, his representative, his agent or by proxy card shall be controlling, and the views of the other joint owners shall not be considered.  For the purposes of this Article, the head of the joint owners shall be the shareholder whose name appears first in the Register in respect of the relevant share.

75.
A shareholder may appoint an agent to vote in his place.  Such an agent is not required to be a shareholder in the Company himself. Appointment of an agent shall be in writing, signed by the appointing shareholder or his representative authorized to this end, and if the appointing shareholder is a not a natural individual, then by the individual or individuals authorized to bind such Person by their signature.

76.
The document appointing a voting agent (the "Writ of Appointment") and a power-of-attorney (if such exists) by virtue of which the Writ of Appointment was signed, or a copy thereof confirmed to the satisfaction of the Board of Directors, shall be deposited at the Office or at the intended location of the general meeting at least 48 hours prior to the time set for the beginning of the meeting at which the Person mentioned in the document is to vote, or shall be delivered by hand to the chair of the meeting at the beginning of the meeting; however, the chair of the meeting may waive this requirement regarding a particular meeting.

77.	A shareholder who holds more than one share may appoint more than one agent, subject to the following provisions:

77.1	The Writ of Appointment shall indicate the class and the number and class of the shares for which it is given;

77.2
If the total number of shares of a particular class stated in the Writ of Appointment given by a single shareholder exceeds the total number of shares of that class which he holds, all deeds of appointment given by that shareholder shall be invalid;

77.3
If only one agent is appointed by a shareholder and the Writ of Appointment does not indicate the number and class of shares for which it is given, the Writ of Appointment shall be deemed to have been given for all shares held by the shareholder executing such Writ of Appointment as of the determining date for entitlement to participate in and vote at the meeting (if the Writ of Appointment is given for a particular meeting) or for all shares held by such shareholder on the day of deposit of the Writ of Appointment with the Company, or on the date it is delivered to the chair of the meeting, as the case may be.  To the extent that the Writ of Appointment is given for a number of shares fewer than the number of shares held by the shareholder, the shareholder will be deemed to have abstained from voting his remaining shares, and the Writ of Appointment shall be valid for the number of shares indicated therein.

78.	Every Writ of Appointment of an agent, whether for a specifically noted meeting or otherwise, shall be in the following form, as far as the circumstances permit:

"I, _________________________(I.D. number/Corporate registration no.) of _____________________________, as a shareholder in Top Image Systems Ltd., hereby appoint __________________________ (I.D. number/corporate registration no.______________________) of ____________________________ or, in his/her absence, _______________________________ (I.D. number/corporate registration no.____________________) of _____________________________ or, in his/her absence ______________________________________ (I.D. number/corporate registration no. ___________________________), to vote for me and in my name in respect of ______________ class _______ shares held by me, at the (annual/extraordinary) meeting of the Company, which shall be held on _______ of the month of _____________, ______________(year).

In witness whereof I have set my hand hereto on this _____th day of ____________, _________ (year)."

79.
A vote in accordance with the instructions in a document appointing an agent shall be valid despite the death of the appointing shareholder or the annulment of the power of attorney or transfer of the share for which he voted as aforesaid, unless written notice of said death, cancellation or transfer is received by the Company or the chair of the meeting, prior to the time of the vote.

Voting by Proxy Card and Delivery of Position Notices

80.
Subject to the provisions of the Companies Law and regulations established thereunder, a shareholder may vote his shares in any matter raised on the agenda of a shareholders meeting through a proxy card, in a form determined by the Board of Directors and attached to the notice provided to shareholders with regard to any meeting.

81.	Subject to the provisions of the Companies Law and regulations established thereunder, from time to time, the Board of Directors may from time to time and at its absolute discretion:

81.1
Determine, update and change procedures as determined in Article 80 above, on any matter related to voting of shareholders by proxy cards or to sending of position notices to shareholders in the Company, including in respect of any matter specified in this regard in the Companies Law and including with respect to the format of such proxy cards or position notices.

81.2	Determine, update and change matters on which decisions at the general meeting may be taken by way of proxy cards as in Article 80 herein above, and to change said matters determined by it.

81.3
Establish, update and change procedures in respect of voting by means of proxy cards at some or all class meetings, and in respect of sending position notices to shareholders of any particular classes.

Chapter E:  The Board of Directors

Appointment and Removal of Directors

82.
So long as the general meeting does not determine otherwise, the number of members of the Board of Directors shall be not less than five (5) but not more than eleven (11) to be determined according to the following Articles.

83.
Notwithstanding Article 82, during the Rights Period, (i) the Board shall consist of up to five (5) directors, (ii) Hale shall be entitled, by written notice to the Company, to designate and appoint one (1) member of the Board (the "Series A Designee") and (iii) the Series A Designee shall be appointed to, and shall have the right to serve on, the Compensation Committee of the Board.  During the Rights Period, any vacancy in the position of the Series A Designee may be filled only by Hale.  During the Rights Period, any Series A Designee may, during his or her term of office, be removed at any time, with or without cause, by and only by written notice of Hale; provided, however, that the Series A Designee may be removed without the consent of Hale but only in accordance with Article 228 of the Companies Law (and subject to Article 230(b) of the Companies Law).  In such case, the replacement Series A Designee shall be appointed by Hale. The Series A Designee must meet the standards required by the Companies Law (as modified by the Companies Regulations (Relief for Companies with Shares Registered for Trading Outside of Israel), 5760-2000 to qualify as a director; he or she also must meet the requirements of the law in the United States that applies to corporations that incorporated there with regard to the appointment of independent directors. Hale shall be entitled to appoint the Additional Series A Directors in accordance with Article 166.7.

84.	Except as provided in Articles 83 and 166.7 or required by law, the Directors of the Company, shall be elected by the general meeting, either at an annual or an extraordinary meeting.

85.
Except as provided in Articles 83 and 166.7, the general meeting may remove a director, including a director appointed by the Board according to Article 90 below, with or without cause before the end of his term at any general meeting (whether an annual or extraordinary meeting), provided that the Director is given a reasonable opportunity to present his position to the general meeting.

86.
So long as the Company is required under law to appoint external directors, the general meeting of the Company, both at an annual meeting and at an extraordinary meeting, may appoint external directors, in a number and manner and under terms stipulated by law.

87.
Except for external directors (if required) and except as provided in Articles 83 and 166.7, the tenure of a director appointed by the general meeting shall begin on the date determined by the general meeting and shall end:  (i) on the date of the subsequent annual general meeting; or (ii) on another date as determined by the general meeting; provided however, that in the event that the general meeting does not elect at least the minimum number of directors under these Articles, then the outgoing Board of Directors shall continue its tenure until the general meetings elects at least such minimum number of directors.

88.
Without derogating from the provisions of Articles 82 and 84 to 87 above, in addition to directors appointed by the general meeting, the Board of Directors of the Company is authorized to appoint additional directors at its discretion, provided that the number of directors after such appointment shall not exceed the maximal number stated in Article 82 or Article 83 above.  To eliminate any doubt, the Board  may, at any time, appoint additional directors as aforesaid even if, for any reason, the number of directors serving, at the time of such appointment(s) is less than the minimum prescribed under these Articles.

89.
The tenure of a director appointed by the Board of Directors shall begin on the date determined by the Board of Directors and shall end on the date determined in the resolution regarding his appointment or on the date which the annual general meeting is convened, whichever is earlier.

90.
Without derogating from the provisions of any law or from the authority of the general meeting as determined in these Articles, the Board of Directors shall be authorized to remove a director appointed by the Board from office for any reason.

91.
Every replacement, appointment or reappointment of a director under Articles 88 to 90 above shall be done by majority vote of the directors present and voting at a meeting of the Board of Directors at which the issue was placed on the agenda.

92.	Subject to the provisions of any law, a director who has ceased serving is competent to be reappointed.

93.	Subject to the provisions of any law, the tenure of a director (including that of an Alternate Director ) shall expire automatically in any of the following instances:

93.1	On his death;

93.2	If he is declared incompetent;

93.3	If he is declared bankrupt;

93.4
If he resigns from office by written notice to the Company, to the Chairman of the Board of Directors or to the Board, whereupon his tenure shall expire on the date of delivery of such notice or at such later date as determined in the notice as the effective date of the resignation.

93.5	If his tenure ends under Articles 83, 87 or 89 above, or if he is dismissed under Articles 83, 85 or 90 above;

93.6	If a Director is convicted in a final judgment of an offense as a result of which a person may not serve as a director.

94.
If no Director is appointed, or if no appointment of any Director enters into force, or if a Director position becomes vacant, the remaining Directors may act in any manner, so long as their number is no less than the minimum number of directors stipulated in Article 82 or Article 83 above.  Should the number of directors fall below said minimum, the Directors may not act except in urgent cases, or for the purpose of convening a general meeting or the appointment of additional Directors under Article 88 above.

Alternate Director

95.
A Director may at any time appoint a deputy ("Alternate Director"), who is qualified to be appointed as a Director in the Company (except if such Person is serving at the time as a Director, an alternate or other director,).  So long as an appointment of an Alternate Director is in force, he shall be entitled to participate in every meeting of the Board of Directors from which the appointing Director is absent, in the name and in place of the appointing Director, and may make use, subject to the provisions of the Writ of Appointment under which he was appointed and which was given to the Company, all powers held by the Director and shall act as his alternate (except for the power to appoint a deputy for himself).

96.	An Alternate Director shall not serve as an alternate director of more than one Director.

97.
The appointment of an Alternate Director shall be effected by a writ of appointment which he shall deliver to the Company, and shall enter into force after depositing the writ of appointment with the Company or on the date determined in the writ of appointment, whichever is later.

98.
A Director who appoints an Alternate Director may annul the appointment at any time.  The position of the Alternate Director shall also become vacant whenever the Alternate Director notifies the Company in writing of his resignation from his tenure as an Alternate Director, or whenever the tenure of the director who appointed him as his deputy ends, in any manner, or whenever his tenure shall expire according to law or the provisions of these Articles.

99.	Every appointment and nullification of an appointment of an Alternate Director shall be effected by written notice delivered to the Company.

Remuneration of Directors

100.
A Director is entitled to receive remuneration, benefits and reimbursement for expenses from the Company to the extent permitted by the law, subject to the approvals required under law and according to the procedures detailed therein.

Chairman of the Board of Directors

101.
Subject to the provisions of any law, the Board of Directors shall elect, from time to time, one of the Directors to serve as Chairman of the Board, and may remove the Chairman and appoint another Chairman in his place.

102.
The Chairman of the Board of Directors shall have all powers, rights and authorities given to him under these Articles or under law and subject to any restrictions and qualifications in these Articles or under law.  Without derogating from the generality of the aforesaid, the Chairman of the Board of Directors is entitled to any power or authority necessary to carry out his functions and to use his rights and authorities effectively, including the power to act in the name of and in place of the Company.

103.
Without derogating from any of the aforesaid, and unless otherwise expressly provided, the chairman of the meeting of the Board of Directors, whether the Chairman of the Board of Directors or any other director chosen to serve as chairman of the meeting, shall not have an additional or casting vote.

Convening and Conduct of Meetings of the Board of Directors

104.
The Board of Directors shall convene for meetings according to the needs of the Company, and no less than once every three months.  The Chairman of the Board of Directors may convene the Board at any time.

105.	The Board of Directors shall be convened as follows:

(1)	According to the decision of the Chairman of the Board of Directors at any time;

(2)	At the request of two directors;

(3)	In any other case in which the Chairman of the Board of Directors bears a legal duty to convene the Board of Directors.

106.
If the Chairman of the Board of Directors does not convene the Board within 10 Business Days of the date on which he was required to convene a meeting as detailed in Articles 105 (2) and (3) above, anyone authorized to demand such meeting may convene a Board meeting which shall address only the issues detailed in any demand.

107.	The agenda of the meeting of the Board of Directors shall be set by the Chairman of the Board and shall include issues as determined by the law.

108.
Subject to the provisions of any law, the Board of Directors may conduct meetings, hold votes and take decisions, among other things, by means of telecommunications (including by means of several types of telecommunications media, and including in a manner in which part of the directors are present in person at the place of the meeting and the remaining directors participate in the meeting are present by means of telecommunications media), as permitted by applicable law.

109.	The legal quorum for opening a meeting of the Board of Directors shall be a majority of the number of directors then serving.

110.
The Board of Directors may take a resolution without actually convening, provided that all of the directors entitled to participate in the discussion and to vote on the matter brought for decision have so agreed, and said resolution shall have the same force for any purpose as if it had been taken at a duly convened and conducted meeting of the Board, and may be taken by a simple majority.

111.	The Chairman of the Board of Directors shall have minutes recorded of the decisions taken without convening the Board of Directors as aforesaid and shall sign them.

112.	At all votes of the Board of Directors each Director shall have one vote.

113.	Subject to Article 167, decisions of the Board shall be taken by an ordinary majority of the Directors who voted on the agenda item being decided.

114.
Every act done by or according to a decision of the Board of Directors, or by or according to a committee of the Board of Directors or by a director in his capacity as such, shall be valid even if it turns out afterward that there was some defect in the election of the directors, or that all or any one of them were legally unqualified, as if each of them were duly elected and had all the necessary qualifications for being a director, an Alternate Director, or a member of said committee, as the case may be.

Notices of Board Meetings

115.
A notice of a meeting of the Board of Directors to be convened by the Chairman of the Board shall be delivered in writing a reasonable time before the date set for the meeting, unless a majority of the members of the board, due to the urgency of the matter on the agenda of the meeting, agree to the convening of the meeting without notice.

116.
A notice of a Board meeting shall be sent to every director.  If a director has appointed an Alternate Director for himself, the notice shall be sent solely to the Alternate Director (unless the Writ of Appointment by virtue of which the Alternate Director was appointed directs otherwise).  A notice delivered to an Alternate Director shall be deemed a notice delivered to the director who appointed them.

117.
A notice of a meeting of the Board of Directors shall be deemed delivered at the following times: on the second Business Day after the day it is sent by registered mail; on delivery, if delivered by hand; or on the next Business Day after the day it is sent if sent by facsimile or electronic mail;

The address of the director and the other particulars necessary for communication with him for the purpose of sending notices shall be the information appearing in the Register of Directors which the Company maintains, or of which he notified the Company in a written request that is used for the purpose of sending notices.

118.	A notice of a meeting of the Board of Directors shall include reasonable details as required by the law as well as relevant ancillary material.

Powers of the Board of Directors Subject to the provisions of Article 167, to the extent applicable:

119.
The Board of Directors shall formulate the policy of the Company, and shall oversee the execution of the functions and actions of the Chief Executive Officer.  The Board of Directors shall have the powers and authority necessary, in the view of the Board, to carry out its functions fully and effectively.

120.
Without derogating from the generality of the provisions of Article 119 above, the Board of Directors may use all powers and authorities, and may take all actions or do any deeds available to it under law or contract or under these Articles or under the Memorandum of Incorporation of the Company.

121.	The Board of Directors may instruct the Chief Executive Officer how to act in respect of a particular matter.

122.
The power of the Board of Directors shall be subject to law, to these Articles, to the Memorandum of Incorporation of the Company and to any regulation promulgated by the Company at the general meeting, to the extent that it does not contradict said provisions or Articles, provided that no such regulation shall annul the legal force of any act done prior thereto by the Board of Directors or pursuant to its decisions which would have been legally valid had said regulation not been promulgated.

123.
For the exercise of the general powers granted to the Board of Directors, and without limiting or constricting to any degree said powers or any one of them, it is hereby declared explicitly that the Board of Directors shall have the following powers:

123.1
The Board of Directors may, from time to time, appoint by majority decision one or more individuals (whether or not he is a member of the Board) as Chief Executive Officer of the Company, either for a set period or without limitation in time, and may from time to time (taking into account the terms of any contract between him or them and the Company) release him or them from their office and appoint another individual or other individuals in his or their place.

123.2
Subject to any law, the compensation of the Chief Executive Officer shall be determined from time to time (taking into account the terms of any contract between him and the Company) by the Board of Directors, and may be in the form of a fixed salary, a commission on dividends, profits or revenues of the Company or of any other company in which the Company has an interest, or by sharing in such profits, or by one or more of these methods or in any other manner that the Board of Directors deems fit.

123.3	The Board of Directors shall determine the compensation of the auditing accountant of the Company for the services rendered by him.

123.4
The Company may issue redeemable securities on terms determined by the Board of Directors of the Company (including with characteristics of shares, including voting rights and the right to share in profits).

123.5
The Board of Directors may decide on allotment of non-par value shares; in the event that non-par value shares are allotted, only their number shall be noted in the Articles, and the provisions of the Companies Law dealing with the registered or issued capital shall apply, with the necessary changes.

Committees of the Board of Directors

124.
The Board of Directors may, from time to time, form committees, appoint members of such committees from among the Directors and determine, subject to the provisions of any law, the powers of the Board of Directors to be delegated to the Board committees; and may, from time to time, cancel said delegation of powers, in part or in whole, and cancel any of said Board committees.

125.	Every Board committee must, in using its powers, follow the instructions of the Board of Directors.

126.
Subject to Article 127 below, the meetings, decisions and actions of the Board committees shall be conducted and convened according to the provisions of these Articles in respect of convening and conduct of the meetings, decisions and actions of the Board of Directors, with the necessary changes.

127.
Subject to the provisions of any law and notwithstanding the aforesaid in Article 126 above, the Board of Directors may, from time to time, establish procedures and directives in respect of convening and conduct of meetings, decisions and actions of the Board committees.

128.
The Board of Directors shall appoint from among its members an Audit Committee and a Compensation Committee, the composition and functions of which shall be as required under applicable law and, if applicable, the rules of the Exchange and, in the case of the Compensation Committee, as required by Article 83. The quorum for convening a meeting of the Audit Committee or the Compensation Committee shall be a majority of the members of that Committee.

Chapter F:  The Chief Executive Officer and other Officers

The Chief Executive Officer

129.
The Chief Executive Officer is responsible for the day-to-day administration of the Company's affairs, in the framework of the policy determined by the Board of Directors and subject to its instructions.

130.
The power of the Chief Executive Officer shall be subject to the provisions of any law, to these Articles, to any regulation promulgated by the Company at the general meeting to the extent it does not contradict said provisions or Articles, and any directive or rule determined by the Board of Directors from time to time, provided that no regulation, directive or rule as aforesaid shall cancel the legal validity of any act taken prior thereto by the Chief Executive Officer or pursuant to his decisions which would have been legally valid had said regulation not been promulgated or had said directive or rule not been determined.

Insurance and Indemnity of Officers

131.	The Company may, from time to time and subject to the provisions of any law:

131.1
Enter into a contract for insuring the liability of an Officer, in part or in whole, for an obligation imposed on him as a result of an act or omission performed in his capacity as an Officer, under any circumstances with respect to which the Company may, or will be able to insure an Officer of the Company.

131.2
Indemnify an Officer of the Company for a debt or expense imposed on him as a result of an act performed by him in his capacity as an Officer with regard to circumstances with respect to which the Company may, or will be able to indemnify an Officer of the Company.

131.3
The Company may indemnify an Officer as specified in Article 131.2 above, either retroactively or undertake to indemnify an Officer in advance.  An undertaking to indemnify an Officer shall be limited to the type of events that the Board of Directors deems that it is possible to expect at the time of granting the undertaking, and to an amount that the Board of Directors determined is reasonable in the circumstances.

131.4	The Company may indemnify any person as permitted in Section 56H(b)(1) of the Securities Law.

131.5
All of the above provisions shall be limited to the extent permitted by the law, and in no event shall an Officer be entitled to insurance, indemnification or an exemption with regard to events for which the law prohibits the provision of insurance and indemnification.

132.
The above provisions neither intend, nor shall they be construed, to limit the Company in any manner whatsoever in respect of its entering into a contract of insurance, exemption or indemnity with respect to those who are not Officers in the Company, including employees, shareholders, contractors or advisors of the Company who are not Officers therein to the extent permitted by law.

Signing in the Name of the Company

133.
Every signature in the name of the Company shall be effected by the person authorized to do so under law, according to these Articles or according to a decision of the Board of Directors, and shall be accompanied by the Company seal or a seal in the name of the Company.

Chapter G:  Minutes, Records and Accounting Books

134.	The Board of Directors shall see to it that minutes are properly recorded in books prepared for this purpose, regarding:

134.1
The names of the members of the Board of Directors present at any meeting of the Board of Directors and at every meeting of a Board Committee (including in every decision of the Board of Directors or any of its committees which was taken without actually convening).

134.2	The proceedings at the general meetings, Board of Directors' meetings and Board Committee meetings, including resolutions taken without actually convening.

134.3	The results of votes taken at any meeting and resolutions adopted at such meetings.

135.
All such minutes of a meeting of the Board of Directors or of any of its committees, or of the general meeting of the Company, which purports to be signed by the Chairman of the meeting or by the chairman of the subsequent meeting, shall be prima facie evidence of its contents.

136.	The Company shall preserve the minutes mentioned in this chapter as required by law.

137.	The Company shall keep books and records as required by any law.

138.	The Company shall keep books and shall prepare financial reports in accordance with the applicable law.

Chapter H:  Audit

Auditing Accountants

139.	At least once a year the financial reports of the Company shall be audited by an auditing accountant or accountants who will render their opinion thereon.

140.
The Company shall appoint at an annual meeting an auditing accountant or accountants who will serve until the next annual meeting; however, the annual meeting may appoint an auditing accountant for a longer period, which shall not exceed three years.

141.	The compensation of the auditing accountant for the audit shall be determined by the Board of Directors or by the Audit Committee, if it is so authorized by the Board of Directors.

Chapter I:  Capital Funds, Distribution, Bonus Shares and Decrease of Capital

Capital Funds

142.
Subject to the provisions of the law and these Articles, the Board of Directors may, at any time, set aside from surplus accounts amounts as it deems fit, as a reserve fund for distribution of dividends, for distribution of bonus shares, for purchase of securities in the Company or for any other purpose which it deems fit.  In addition, the Board of Directors may direct the manner of administration and use of the amounts in any fund or part thereof, including use of the amount of the fund or part thereof in the Company's business, without having to maintain them separately from the other assets of the Company.

143.	The Board of Directors may transfer, from time to time, sums set aside to a reserve fund as aforesaid to the surplus account.

144.
The Board of Directors may, from time to time, subject to the provisions of any law and these Articles, change the intended use of the amounts in any capital fund of whatever sort or the manner of its administration, or may split or consolidate capital funds, or may transfer the amount of any capital fund to the surplus account or to any other account on the Company's books.  Notwithstanding the aforesaid, the Board of Directors may not transfer an amount from a share premium account except to share capital of the Company or for the purpose of reducing capital.

Distribution of a Dividend and Bonus Shares

145.
Every share shall grant its owner the right to receive dividends and bonus shares, if and when they are distributed, in proportion to the paid up par value of the shares, or that which is deemed paid up.

146.
A decision of distribution (as defined in the Companies Law) shall be taken by the Board of Directors.  However, the Board of Directors, at its discretion, may transfer the decision in this matter to the general meeting.

147.
The Board of Directors may, from time to time, transfer to owners of securities issued by the Company which may be converted to or realized in the form of shares in the Company, bonus shares or dividends which the Company distributed during the period from the date of issue of said securities until the date of realization or conversion to shares in the Company.

148.	For the execution of any decision regarding distribution of a divided or bonus shares or acquisition of securities in the Company, the Board of Directors may:

148.1	Resolve as it best sees fit any difficulty that may arise in connection with such distribution and take all steps which it deems proper to overcome such difficulty.

148.2
Issue certificates for share fractions or to decide that shares in the Company which entitle their owners to share fractions at a rate lower than that determined by the Board of Directors shall not entitle their owners in respect of said distribution, or sell share fractions and pay the net price (after deducting expenses of sale and any tax on the sale) to those entitled to them.

148.3	Make any other arrangements that will be necessary in the view of the Board of Directors to enable the distribution or to make it more efficient.

149.
The Board of Directors may appoint trustees for shareholders who, during a period as determined by the Board of Directors, did not apply to the Company to receive dividends, bonus shares or any other right (as detailed in Articles 145 to 148 above (hereinafter: "Bonus") which the Company issued or distributed to its shareholders in their capacity as such. Every action taken by said trustees, and any contract between the Board of Directors and the trustees, shall be valid and shall bind the shareholders for whom the trustees were appointed.

150.
Said trustees shall be appointed for the purpose of realizing, collecting and receiving a Bonus, but may not transfer the Bonus or part thereof or grant any rights in the Bonus or use it, an may not vote any securities in the Company which were included in the Bonus.

151.
The trustees shall transfer the Bonus, including any earnings thereon and after deduction of their fees as determined by the Board of Directors, to the shareholders entitled to the Bonus as promptly as possible after receiving the shareholder's first written demand, subject to verification of the identity of the shareholder and all terms of the Bonus to which he is entitled in accordance with procedures determined by the Board of Directors.  The relevant provisions of these Articles with regard to transfer of rights, shall apply to transfer of the Bonus, with the necessary changes.

152.
The Board of Directors may determine from time to time the manner of payment of dividends or distribution of bonus shares, and related arrangements, with respect to the various classes of shareholders.  Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividends or moneys for shares by sending a check by registered mail, and if the bonus, in part or in whole, is an asset or right, by sending by registered mail any document attesting to or creating said right, to the address of the shareholder as listed in the Register. Every said posting of a check or document shall be done at the risk of the shareholder.

153.
The Board of Directors may withhold any dividend, bonus, rights or amounts to be paid for shares in respect of which the Company has a Lien, and may use the proceeds of realization to discharge the debts in respect of which the Company has such Lien.

154.
The Board of Directors may decide that the bonus shares shall be of the same class of shares held by the shareholders, participating in the distribution of bonus shares, or of a different class of shares regardless held by the aforesaid shareholders or a combination of the two classes.

155.
A transfer of shares shall not grant the transferee the right to a dividend or to any other distribution announced after said transfer but before registration of the transfer in the Register, provided that if the transfer of shares requires approval by the Board of Directors, the date of approval shall come in place of the date of registration of the transfer in the Register.

156.
In the case of a dividend the payment of which was not demanded within seven years from the date of the decision to distribute it, the person entitled to it shall be deemed to have waived it and it shall revert to the ownership of the Company.

157.
The Board of Directors may deduct from any dividend, grant or other moneys to be paid to a shareholder (including to a person who is one of several joint owners of a share), any amounts owing from said shareholder which he must discharge (either by himself or jointly with another person) to the Company on account of payment demands or for any other debt which the shareholder owes to the Company in his capacity as shareholder.

158.
To the extent that several persons are registered as joint owners of a share, each of them may give the Company a valid receipt for any dividend, bonus shares paid or transferred in respect of the share or for any amount that the Company pays for acquiring the share, or for any other moneys or beneficial rights given in relation to or by virtue of said share.

Chapter J:  Winding up, Merger and Reorganization

Winding up

159.
Subject to the provisions of the Companies Ordinance, the Companies Law and these Articles, including for the avoidance of doubt, Article 167, the general meeting may take a decision in respect of the winding up of the Company, provided that said decision is taken by the majority required by law or, absent a requirement by law, by a majority required to take decisions under these Articles.  All of the procedures with regard to winding up shall be taken in accordance with the Companies Ordinance,  the Companies Law and the provisions of this Articles as applicable, including for the avoidance of doubt, Article 168.

Merger and Reorganization

160.
Subject to the provisions of these Articles, including for the avoidance of doubt, Articles 167 and 168, a merger of the Company shall be carried out in accordance with the provisions of any applicable law.

Chapter K:  Rights, Preferences and Privileges of the Series A Preferred Shares

161.	Dividends.

161.1
Each Holder, in preference and priority to the holders of all Junior Securities, shall be entitled to receive, with respect to each Series A Preferred Share then outstanding and held by such Holder, out of funds legally available therefor and otherwise in accordance with applicable law, cumulative dividends at a variable annual rate (as a percentage of the Stated Value), determined as of the beginning of each calendar quarter, equal to the Dividend Rate (the "Series A Preferred Dividends"), accruing on a daily basis and compounding quarterly, and payable by the Company quarterly, in arrears, with payments commencing on December 31, 2016 and thereafter on each March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"), except if such day is not a Trading Day, in which case such dividend shall be payable on the next succeeding Trading Day.  Dividends on the Series A Preferred Shares shall be calculated on the basis of a 360-day year, shall accrue daily commencing on the Original Issue Date of the applicable Series A Preferred Shares until the date when such shares are no longer outstanding, and shall be deemed to accrue with respect to such shares from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends.

161.2
The Company shall pay the Series A Preferred Dividends on each Dividend Payment Date to the Holders in cash by wire transfer of immediately available funds.  Alternatively and in lieu of payment of the Series A Preferred Dividends in cash, the Company may issue the Holders additional Series A Preferred Shares ("Elected Bonus Shares"), without consideration (and capitalizing the nominal value of the Elected Bonus Shares in accordance with Section 304 of the Companies Law), in accordance with this Article 161.2, which Elected Bonus Shares shall be considered bonus shares ("menayot hatava"), as defined in the Companies Law, payable only to the Holders and to have an Elected Bonus Share Conversion Price as determined in accordance with this Article 161.2.   The Company shall notify the Holders, in writing (a "Dividend Election Notice"), at least ten (10) NY Business Days prior to the applicable Dividend Payment Date whether the Series A Preferred Dividends due and owing on such Dividend Payment Date will be made in cash or whether the Company will issue Elected Bonus Shares and, if the Company does not timely provide a Dividend Election Notice, the Company shall be deemed to have elected to pay such applicable dividend payment in cash; provided, however, if the Company has not made a Dividend Election Notice and is precluded from paying on such Dividend Payment Date any Series A Dividends in cash, the Company shall issue Elected Bonus Shares to the Holders in respect of such Dividend Payment Date in accordance with this Article 161.2.  If the Company timely delivers a Dividend Election Notice to pay the Series A Preferred Dividends in Elected Bonus Shares on a Dividend Payment Date, the Company shall deliver to each Holder, within five (5) NY Business Days following such Dividend Payment Date, a number of Elected Bonus Shares equal to (A) the aggregate Series A Preferred Dividends payable to such Holder on such Dividend Payment Date divided by (B) the Stated Value (and rounded up to the nearest whole share).  The Elected Bonus Shares issuable to a Holder on a Dividend Payment Date shall have a Conversion Price equal to the arithmetic average of the VWAP of the Ordinary Shares for each of the twenty (20) consecutive Trading Days ending on the Dividend Payment Date (the conversion price applicable to such Elected Bonus Shares, the "Elected Bonus Share Conversion Price").  For the avoidance of doubt, (i) on a Dividend Payment Date, the Company shall be obligated to, and shall, pay the Series A Preferred Dividends either in cash or in Elected Bonus Shares and (ii) there will be multiple Elected Bonus Share Conversion Prices, with each Dividend Payment Date in which Elected Bonus Shares are issued having its own Elected Bonus Share Conversion Price as determined in accordance with this 161.2.

161.3
So long as any Series A Preferred Shares are outstanding, the Company shall not pay or declare any dividend (whether in cash or property), or make any other distribution on the Ordinary Shares or any other securities of the Company, until all accrued and unpaid dividends on the Series A Preferred Shares, and all other amounts due and owing in respect of the Series A Preferred Shares, have been paid, in full.  The foregoing does not limit, modify or abrogate the obligation of the Company to obtain the consent of Hale to pay any dividend, or make any distribution, in respect of any Junior Securities as required by Article 167 or Section 8.11 of the Purchase Agreement.

161.4
The Company shall not be required to issue or cause to be issued fractional Series A Preferred Shares in connection with the issuance of dividends in Elected Bonus Shares.  If any fraction of a Series A Preferred Share would, except for the provisions of this Article 161.4, be issuable upon the issuance of Elected Bonus Shares, the number of Series A Preferred Shares to be issued will be rounded up to the nearest whole share.

161.5	Dividends payable to, or Elected Bonus Shares issuable to, each Holder shall be paid or issued in the same form as to any other Holder.

161.6	The Company covenants that it shall, at all times, maintain sufficient share premium or other sources in its share capital to be able to issue the Elected Bonus Shares on each Dividend Payment Date.

162.
Registration of Issuance and Ownership of Series A Preferred Shares.  The Company shall register the issuance and ownership of shares of the Series A Preferred Shares, upon records to be maintained by the Company for that purpose (the "Series A Preferred Shares Register"), in the name of the record Holders thereof from time to time.  The Company may deem and treat the registered Holder as the absolute owner thereof for the purpose of any distribution to such Holder, and for all other purposes, absent actual notice to the contrary.

163.
Registration of Transfers.  The Company shall register the transfer of any Series A Preferred Shares in the Series A Preferred Shares Register, upon surrender of certificates evidencing such shares to the Company at its address specified herein.  Upon any such registration or transfer, a new certificate evidencing the Series A Preferred Shares so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder.

164.	Conversion Rights.

The holders of the Series A Preferred Shares shall have the following rights and restrictions with respect to the conversion of the Series A Preferred Shares into Ordinary Shares:

164.1
Optional Conversion.  At the option of any Holder, any Series A Preferred Shares held by such Holder may be converted into such number of Ordinary Shares in accordance with Article 165.5.  A Holder may convert Series A Preferred Shares into Ordinary Shares pursuant to these Articles at any time, and from time to time, after the Original Issue Date for the applicable Series A Preferred Shares, by delivering to the Company a conversion notice (the "Optional Conversion Notice"), in the form attached hereto on Annex A, properly completed and duly executed, and the date any such Optional Conversion Notice is delivered to the Company (as determined in accordance with the notice provisions hereof) is an "Optional Conversion Date."

164.2
Mandatory Conversion. If (i) at any time commencing after the Mandatory Conversion Commencement Date, the Closing Price is 250% greater than the Conversion Price (solely in respect of the Initial Series A Preferred Shares) or the applicable Elected Bonus Share Conversion Price (solely in respect of the applicable Elected Bonus Shares)(in each case, subject to appropriate adjustments for any bonus shares, share split, share combination, reclassification or similar transaction in respect of the Ordinary Shares) then in effect for at least forty-five (45) consecutive Trading Days (including, without limitation, during the entire thirty-five (35) Trading Day period covered by the Mandatory Conversion Notice (as defined below) and continuing for each day thereafter through and until the Conversion Date applicable to such Mandatory Conversion) (the "Mandatory Conversion Measuring Period") and (ii) the Equity Conditions are satisfied for each day of such Mandatory Conversion Measuring Period and continue to be satisfied for each day through and including the Conversion Date, then the Company may elect, subject to the terms and conditions set forth herein, to require the Holders to convert (a "Mandatory Conversion") a portion of their outstanding Series A Preferred Shares (solely in respect of the applicable Series A Preferred Shares for which the per Trading Day Closing Price condition set forth in clause (i) of the first sentence of this Article 164.2 has been satisfied), up to their entirety, into Ordinary Shares by delivering an irrevocable written notice of such election to the Holder (the "Mandatory Conversion Notice").  For purposes of example only, if the Conversion Price in respect of the Initial Series A Preferred Shares is $1.00, then the Closing Price would need to be greater than $2.50 for each Trading Day in the relevant period for the condition set forth in clause (i) of the first sentence of this Article 164.2 to be satisfied with respect to the Initial Series A Preferred Shares.  The Company shall deliver the Mandatory Conversion Notice to the Holder on the thirty-fifth (35th) consecutive Trading Day that the Closing Price is 250% greater than the Conversion Price (solely in respect of the Initial Series A Preferred Shares) or the applicable Elected Bonus Share Conversion Price (solely in respect of the applicable Elected Bonus Shares); provided that the Equity Conditions have been satisfied during each day of such thirty-five (35) consecutive Trading Day period (and, if such Equity Conditions were not satisfied during each day of such thirty-five consecutive Trading Day period, the Company may not deliver the Mandatory Conversion Notice).  The Mandatory Conversion Notice shall state: (i) the Conversion Date applicable to such Mandatory Conversion, which shall be no earlier than the tenth (10th) Trading Day after the delivery of such Mandatory Conversion Notice; (ii) the aggregate number of Series A Preferred Shares to be converted pursuant to the Mandatory Conversion (taking into account the limitations set forth in Article 164.4 hereof and the Volume Limit) if the Conversion Date were the date of the Mandatory Conversion Notice (including the calculation detailing how the Company arrived at such calculation); (iii) the number of Ordinary Shares to be issued to the holder upon such Mandatory Conversion (taking into account the limitations set forth in Article 164.4 hereof and the Volume Limit) if the Conversion Date were the date of the Mandatory Conversion Notice (including the calculation detailing how the Company arrived at such calculation); and (iv) that the Mandatory Conversion Conditions (including the Equity Conditions and the per Trading Day Closing Price condition set forth in clause (i) of the first sentence of this Article 164.2) have been satisfied at all times during each day of the Mandatory Conversion Measuring Period through and including the delivery of the Mandatory Conversion Notice.  The aggregate number of Series A Preferred Shares convertible as provided in this Article 164.2 shall be limited (y) to a number of Ordinary Shares equal to the Volume Limit as of the Conversion Date applicable to such Mandatory Conversion and (z) by Article 164.4.  The tenth (10th) Trading Day after the delivery of such Mandatory Conversion Notice (or such later date specified in the Mandatory Conversion Notice) will be the "Conversion Date" for such Mandatory Conversion.  On the Conversion Date, and as a condition to the Company's right to effect the Mandatory Conversion, the Company shall deliver to the holder a certificate (the "Certificate") signed by the Chief Financial Officer of the Company certifying (1) that, on each day during the Mandatory Conversion Measuring Period through and including the Conversion Date, the per Trading Day Closing Price condition set forth in clause (i) of the first sentence of this Article 164.2and the Equity Conditions have been satisfied (collectively, the "Mandatory Conversion Conditions"), (2) the aggregate number of Series A Preferred Shares to be converted pursuant to the Mandatory Conversion (taking into account the limitations set forth in Article 164.4 hereof and the Volume Limit); and (3) the number of Ordinary Shares to be issued to the Holders (taking into account the limitations set forth in Article 164.4 hereof and the Volume Limit) upon such Mandatory Conversion on the Conversion Date (and which Certificate shall include the calculation detailing how the Company arrived at its determination in clauses (ii) and (iii)); provided, that, if the Company is unable to deliver the Certificate (a "Mandatory Conversion Conditions Failure") on the Conversion Date, the Certificate shall instead state, unless a Holder waives any such Mandatory Conversion Conditions, that the Mandatory Conversion Conditions have not been met, that the Mandatory Conversion Notice is revoked and null and void and that the Mandatory Conversion shall not occur; provided, further, that a failure by the Company to deliver the Certificate shall be deemed to be a Mandatory Conversion Conditions Failure.  If a Mandatory Conversion Conditions Failure occurs after the delivery by the Company of the Mandatory Conversion Notice and prior to the Conversion Date, the Company shall, no later than one NY Business Day thereafter, deliver to the Holder a notice of such failure and provide that the Mandatory Conversion shall not occur, unless the Holder, in its sole discretion, elects to waive such failure in writing, in which case the Company shall complete the Mandatory Conversion in accordance with this Article 164.2.  Notwithstanding anything contained herein to the contrary, the Company may effect only one (1) Mandatory Conversion during any ninety (90) consecutive Trading Days.  If a Holder delivers any Conversion Notice following its receipt of the Mandatory Conversion Notice and prior to the Conversion Date applicable to such Mandatory Conversion, the number of Series A Preferred Shares converted by the Holder as part of such Conversion Notice shall reduce the number of Series A Preferred Shares to be converted on the Conversion Date applicable to such Mandatory Conversion, unless the Holder elects otherwise in its Conversion Notice.

164.3
Pro Rata Mandatory Conversion Requirement.  If the Company elects to cause a conversion of any Series A Preferred Shares pursuant to Article 164.2, then it must simultaneously take the same action in the same proportion with respect to all Holders of Series A Preferred Shares, subject, however, to the limitations set forth in Article 164.4.  If the Company elects a Mandatory Conversion pursuant to Article 164.2 with respect to less than all of the Series A Preferred Shares then outstanding, then, subject to the limitations in respect of any Holder pursuant to Article 164.4, the Company shall require conversion of Series A Preferred Shares from each of the Holders equal to the product of (i) the aggregate Series A Preferred Shares which the Company has elected to cause to be converted pursuant to Article 164.2, multiplied by (ii) such Holder's Pro Rata Portion (such fraction with respect to each such Holder is referred to as its "Mandatory Conversion Allocation Percentage", and such amount with respect to each Holder is referred to as its "Pro Rata Mandatory Conversion Amount").  In the event that the initial holder of any Series A Preferred Shares shall sell or otherwise transfer any of such Holder's Series A Preferred Shares, the transferee shall be allocated a pro rata portion of such Holder's Mandatory Conversion Allocation Percentage and the Pro Rata Mandatory Conversion Amount.

164.4
Certain Conversion Restrictions.  Notwithstanding anything herein to the contrary, in no event shall a Holder be entitled (or obligated) to convert any portion of the Series A Preferred Shares so held by such Holder in excess of that portion upon conversion of which the sum of (1) the number of Ordinary Shares beneficially owned by such Holder and its Affiliates (other than Ordinary Shares which may be deemed beneficially owned through ownership of the unconverted Series A Preferred Shares or the unexercised or unconverted portion of any other security of the Holder subject to a limitation on conversion analogous to the limitations contained herein) and (2) the number of Ordinary Shares issuable upon the conversion of that portion of the Series A Preferred Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by such Holder and its Affiliates of more than 9.99% of the then outstanding Ordinary Shares.  For purposes of this Article 164.4, beneficial ownership shall be determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder.

164.5
Selection of Conversion Shares.  In connection with any conversion of Series A Preferred Shares into Ordinary Shares in accordance with Article 164.1, the Holder shall be entitled to select the specific Series A Preferred Shares (whether Initial Series A Preferred Shares or Elected Bonus Shares) to be converted  into Ordinary Shares.

165.	Certain Adjustments.

165.1
Conversion Price.  The conversion price for the Initial Series A Preferred Shares shall initially be $[____]2 (the "Conversion Price"). The Elected Bonus Share Conversion Price in respect of any Elected Bonus Shares shall be determined in accordance with Article 161.2.  The Conversion Price and the applicable Elected Bonus Share Conversion Price shall be adjusted from time to time in accordance with Articles 165.2 and 165165.3.3.  All references to the Conversion Price and the applicable Elected Bonus Share Conversion Price herein shall mean the Conversion Price  and the applicable Elected Bonus Share Conversion Price as so adjusted.

165.2
Bonus Shares and Splits.  If the Company, at any time while the Series A Preferred Shares are outstanding, (i) issued bonus shares with regard to its Ordinary Shares or otherwise makes a distribution on any class of the Company's share capital that is payable in Ordinary Shares, (ii) subdivides outstanding Ordinary Shares into a larger number of shares, or (iii) combines the outstanding Ordinary Shares into a smaller number of shares, then in each such case the Conversion Price and the applicable Elected Bonus Share Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this Article 165.2 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this Article 165.2 shall become effective immediately after the effective date of such subdivision or combination.

165.3
Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.  If at any time or from time to time on or after the Original Issue Date the Ordinary Shares issuable upon conversion of the Series A Preferred Shares are changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than a subdivision or combination of shares provided for in Article 165.2 or a Fundamental Change), in any such event each Holder shall then have the right to convert Series A Preferred Shares into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of Ordinary Shares into which such Series A Preferred Shares could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 165 with respect to the rights of the Holders of Series A Preferred Shares after the capital reorganization to the end that the provisions of this Article 165 (including adjustment of the Conversion Price or applicable Elected Bonus Share Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred Shares) shall be applicable after that event and be as nearly equivalent as practicable.

2 NTD: Initial Conversion Price to equal the Conversion Price under the Note at the time of the exchange of the Note for Preferred Shares.

165.4
Pro Rata Distributions.  If the Company, at any time while the Series A Preferred Shares are outstanding, distributes to all holders of Ordinary Shares (i) evidences of its Indebtedness, (ii) any security (other than a distribution of Ordinary Shares described in  Article 165.2), (iii) rights or warrants to subscribe for or purchase any security, or (iv) cash or any other asset (in each case, "Distributed Property"), then the Company shall deliver to each Holder (on the effective date of such distribution), the Distributed Property that the Holder would have been entitled to receive in respect of the Underlying Shares for which its Series A Preferred Shares could have been converted immediately prior to the date on which holders of Ordinary Shares became entitled to receive such Distributed Property (without giving effect to any limitation on conversion in Article 164.3 and 164.4).

165.5	Mechanics of Conversion.

165.5.1
The number of Ordinary Shares issuable upon any conversion of Series A Preferred Shares hereunder shall equal the quotient of (x) the product of (A) the Stated Value multiplied by, (B) the number of Series A Preferred Shares to be converted, divided by, (y) the Conversion Price in respect of any conversion of the Initial Series A Preferred Shares or the applicable Elected Bonus Share Conversion Price in respect of any conversion of the Elected Bonus Shares, on the applicable Conversion Date.  The Company shall pay each Holder of Series A Preferred Shares being converted the amount of any accrued but unpaid dividends on such Series A Preferred Shares held by such Holder and being converted through the Conversion Date in cash in United States Dollars.

165.5.2
Upon conversion of any Series A Preferred Shares, the Company shall promptly (but in no event later than three (3) Trading Days after the Optional Conversion Date or Conversion Date applicable to such Mandatory Conversion, as applicable) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate a certificate for the Underlying Shares issuable upon such conversion (or cause to be credited such Underlying Shares to the Holder or its designee's balance account with The Depository Trust Corporation ("DTC")  through its Deposit Withdrawal Agent Commission System).  The Holder, or any Person so designated by the Holder to receive Underlying Shares, shall be deemed to have become the holder of record of such Underlying Shares as of the Conversion Date.  Notwithstanding the foregoing, the Company shall use its reasonable best efforts to deliver the Underlying Shares electronically through the DTC.

165.5.3
The Holder shall not be required to deliver the original certificate(s) evidencing the Series A Preferred Shares being converted in order to effect a conversion of such Series A Preferred Shares hereunder.  Execution and delivery of the Conversion Notice shall have the same effect as cancellation of the original certificate(s) and issuance of a new certificate evidencing the remaining Series A Preferred Shares; provided that the cancellation of the original certificate(s) shall not be deemed effective until a certificate for such Underlying Shares is delivered to the Holder, or the Holder or its designee receives a credit for such Underlying Shares to its balance account with DTC through its Deposit Withdrawal Agent Commission System.  Upon surrender of a certificate following one or more partial conversions, the Company shall promptly deliver to the Holder a new certificate representing the remaining Series A Preferred Shares.

165.5.4
The Holder shall surrender to the Company or its transfer agent the original certificate(s) (if any) held by such Holder evidencing the Series A Preferred Shares being converted within thirty (30) days after the conversion, provided, that the Holder's failure to so deliver the original certificate(s) shall not affect the validity of such conversion or any of the Company's obligations under these Articles.

165.6
The Company's obligations to issue and deliver Underlying Shares upon conversion of Series A Preferred Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent by the Holder with respect to any provision of these Articles (other than a written waiver or written consent with respect to the Company's obligation to issue and deliver the particular Underlying Shares at issue), the recovery of any judgment against any Person or any action to enforce the same, or any set-off, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Underlying Shares (other than such limitations contemplated by these Articles).

165.7
If by the fifth (5th) Trading Day after a Conversion Date, the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to this Article, then the Holder will have the right to rescind such conversion.

165.8
If by the third (3rd) Trading Day after a Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Article 165.5 and if after such third (3rd) Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall, at the option of the Holder (in its sole discretion), either (i) pay cash to the Holder (in addition to any other remedies available to or elected by the Holder) in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Ordinary Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Ordinary Shares, times (B) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

165.9
Certificate of Adjustment.  In each case of an adjustment or readjustment of the Conversion Price or any applicable Elected Bonus Share Conversion Price for the number of Ordinary Shares or other securities issuable upon conversion of the Series A Preferred Shares, if the Series A Preferred Shares are then convertible pursuant to this Article 165, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each Holder so requesting at such Holder's address as shown in the Company's books.  Failure to request or provide such notice shall have no effect on any such adjustment.

165.10
Notices of Record Date.  Upon any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to (i) receive any dividend, distribution or other right, or (ii) vote upon any Liquidation Event or Fundamental Change, the Company shall mail to each Holder at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (provided that such information shall be provided as soon as reasonably practicable in the event that such information is not required to be delivered by the Company to the public prior to or as of such 10-day period) a notice specifying (A) the date on which any such record is to be taken for the purpose of such notice of meeting and a description of the matters to be acted on at such meeting, (B) the date on which any such record is to be taken for the purpose of such notice or dividend or distribution and a description of such dividend or distribution, (C) the date on which any such Liquidation Event is expected to become effective, and (D) in the case of a Fundamental Change, a notice signed by an officer of the Company setting forth the consideration to be received by the Holders from the purchaser or to be distributed to the Holders by the Company, as applicable, on a per share basis (i) without conversion of the Series A Preferred Shares into Ordinary Shares and (ii) assuming conversion of all Series A Preferred Shares into Ordinary Shares.

165.11
Fractional Shares.  The Company shall not be required to issue or cause to be issued fractional Ordinary Shares on conversion of Series A Preferred Shares.  If any fraction of a Ordinary Shares would, except for the provisions of this Article, be issuable upon conversion of Series A Preferred Shares, the number of Ordinary Shares to be issued will be rounded down to the nearest whole share, and the Company shall, in lieu of issuing any fractional share, pay an amount of cash equal to the product of such fraction multiplied by the Conversion Price (in the case of the conversion of the Initial Series A Preferred Shares) or the applicable Elected Bonus Share Conversion Price (in the case of the conversion of Elected Bonus Shares) on the date of conversion (each such payment in cash, the "Fractional Cash Payment").

165.12
Restrictions.  Notwithstanding anything else set forth in this Article 165 to the contrary, the Company shall not be required to pay any Fractional Cash Payments pursuant to Article 165.11 to any Holder if the payment of such Fractional Cash Payments would cause the Company to violate any applicable law or regulation or order. The Company shall pay any Fractional Cash Payments owed by it but that it did not pay pursuant to the immediately preceding sentence on the date that is on or before the day that is five (5) days after the Company is first able to pay such Fractional Cash Payments without violating any applicable law or regulation or order.

166.	Redemption Rights.

166.1
A Holder may require, in its sole discretion, that twenty percent (20%) of the proceeds (net of fees) attributable to the incurrence of any Indebtedness or issuance of Equity Interests by the Company or any Subsidiary in excess of Five Million Dollars ($5,000,000) (twenty percent (20%) of such proceeds in excess of Five Million Dollars ($5,000,000) is referred to as, the "Available Excess Proceeds") be used to redeem Series A Preferred Shares (or the portion thereof being redeemed) at a per share purchase price, payable in cash in United States Dollars, equal to one hundred percent (100%) of the Stated Value of such Series A Preferred Share, plus all declared but unpaid dividends in respect of such Series A Preferred Share and all accrued but unpaid dividends in respect of such Series A Preferred Share (and any unpaid dividends on any such accrued but unpaid dividends) through the date of payment, plus any amounts due and payable in respect of such Series A Preferred Share pursuant to Article 170 through the date of payment (the "Optional Redemption Price").  For the avoidance of doubt, this Article 166.1 shall not limit, modify, negate or abrogate the Company's obligation to obtain the consent of Hale for any of the matters set forth in Article 167(II) or Section 8.11 of the Purchase Agreement.

166.2
At any time or times following the earlier to occur of (y) the occurrence of an Event of Default or (z) December 5, 2020, the Holder shall have the right, in its sole discretion, to require the Company to redeem all or any portion of the outstanding Series A Preferred Shares held by such Holder at a per Series A Preferred Share redemption price equal to the Optional Redemption Price, subject to any higher redemption price in connection with any redemption obligation under Article 166.3.  The Holder may exercise its redemption right in accordance with this Article 166.2 by providing written notice of such redemption to the Company (the "Optional Redemption Notice"), which Optional Redemption Notice shall specify the number of Series A Preferred Shares to be redeemed by the Company.  The Company shall pay the Optional Redemption Price to the Holder in respect of the Series A Preferred Shares to be redeemed (as set forth in the Optional Redemption Notice), in cash in United States Dollars, no later than the third (3rd) Trading Day following the date of delivery of the Optional Redemption Notice, and upon receipt of the Optional Redemption Price (or such higher redemption price in connection with any redemption obligation under Article 166.3 of these Articles) the Holder shall deliver any share certificate evidencing the Series A Preferred Shares so redeemed to the Company.  For the avoidance of doubt, if a Fundamental Change is entered into or announced after a Holder's delivery of the Optional Redemption Notice but prior to the payment of the Optional Redemption Price, such Holder shall be entitled to receive, in respect of such redemption, the Fundamental Change Redemption Price.

166.3
Fundamental Changes.  Each Holder shall have the right, in its sole discretion, to require the Company to redeem the Series A Preferred Shares held by such Holder in connection with a Fundamental Change for a per share redemption price, payable in cash in United States Dollars, equal to the Fundamental Change Redemption Price.  The Holder may exercise its right to require the redemption of the Series A Preferred Shares by delivery of written notice to the Company prior to the later to occur of (y) the tenth (10) day following such Holder's receipt of the Fundamental Change Notice and (z) the consummation of the Fundamental Change.

166.4
If the funds of the Company legally available to redeem Series A Preferred Shares in accordance with this Article 166 are insufficient to redeem the total number of such Series A Preferred Shares required to be redeemed on such redemption date or the Company is otherwise prohibited from redeeming the total number of such Series A Preferred Shares, the Company shall (i) take any action necessary or appropriate, to the extent permissible under applicable law and reasonably within its control (excluding actions to procure or require agreement of third party creditors (which, for the avoidance of doubt, does not include the Holders) to reduction, rescheduling or other arrangements with regard to amounts owing them), to remove promptly any impediments to its ability to redeem the total number of Series A Preferred Shares required to be so redeemed, including to the extent permissible under applicable law, reducing the stated capital of the Company or causing a revaluation of the assets of the Company to create sufficient surplus to make such redemption, (ii) in any event, use any funds legally available to redeem the maximum possible number of such shares from the Holders of such shares to be redeemed in proportion to the respective number of such shares that otherwise would have been redeemed if all such shares had been redeemed in full and (iii) to the extent required by Article 166.6 below, pursue a sale of the Company.

166.5
If any Series A Preferred Shares are not redeemed for any reason when required pursuant to this Article 166 (a "Redemption Default"), all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein (and dividends shall continue to accrue on such unredeemed shares), and the Company shall pay interest on the Optional Redemption Price or Fundamental Change Redemption Price, as applicable, and any dividends accruing after the redemption date with respect to such unredeemed shares in accordance with Article 170.  The Holders shall have the right to rescind any redemption notice prior to receipt of payment, in full, of the applicable redemption price.

166.6
From and after the occurrence of a Redemption Default, the Company shall, upon the written request of Hale (a "Sale Notice"), pursue a sale of the Company.  The Company shall have a period of twelve (12) months from receipt of the Sale Notice to prepare the Company for sale, including interviewing investment banks and engaging an investment bank (which investment bank shall be appointed by the Company and shall be an investment bank of national standing with substantial experience in the Company's line of business and which investment bank shall be subject to Hale's reasonable approval (the investment bank so engaged is referred to herein as, the "Investment Bank")),  ensuring the Company's books and records are in an orderly fashion, setting up a data room of all requisite diligence materials and preparing a confidential information memorandum (together with the Investment Bank).  The Investment Bank shall assist and advise the Company in initiating, conducting and directing the sale process for the sale of the Company.  The Company shall, no later than the one (1) year anniversary of the Sale Notice, launch the sale process of the Company and shall seek, in good faith, to consummate a sale of the Company pursuant to such sale process as promptly as possible thereafter (but in no event later than nine (9) months following the launch of the sale process, subject to the Company receiving at least one (1) bona fide third party offer).  The Investment Bank shall report to management of the Company and shall keep Hale advised on a current basis of all material developments and shall, at all times, be available to Hale and answer any of Hale's questions regarding the sale process and its status.  The Investment Bank shall be retained until such time as a sale of the Company has been consummated, unless Hale agrees, in writing, to the termination of the Investment Bank.  The fees and expenses of the Investment Bank shall be paid by the Company and the Company shall indemnify and hold harmless Hale and the other Holders from all fees and expenses of the Investment Bank.  For the avoidance of doubt, the consent rights of Hale and/or the Series A Designee set forth in Article 167 and in the Purchase Agreement shall remain in full force and effect notwithstanding Hale's delivery of the Sale Notice and the engagement of the Investment Bank. The Company shall have the right to cure a Redemption Default at any time prior to the Company's execution of a binding agreement for a sale of the Company upon thirty (30) days' advance written notice to the Holders requesting redemption of the Series A Preferred Shares (the "Redemption Cure Notice").  Each Holder that has requested redemption of the Series A Preferred Shares shall have the right, in such Holder's sole discretion, to rescind such Holder's redemption notice by notifying the Company, in writing, of such rescission (a "Rescission Notice") at any time prior to the end of the thirtieth (30th) day following such Holder's receipt of the Redemption Cure Notice (the end of such thirtieth (30th) day, the "Expiration Date") and, in such case, (i) such Holder's Series A Preferred Shares shall not be redeemed pursuant to the Redemption Cure Notice, (ii) such Holder shall continue to have the right, in the future, to request the redemption of its Series A Preferred Shares in accordance with this Article 166 and (iii) the Company may discontinue the sale process, subject to payment, in full, of the redemption price, on the Expiration Date, in respect of those Holders that have requested redemption of their Series A Preferred Shares and did not deliver a Rescission Notice.  The Company shall promptly furnish to the Holders all information in the Company's or any of its representative's possession (including oral information that has been furnished to the Company or its representatives, including the Investment Bank) that is material to a Holder's decision as to whether to rescind such Holder's redemption notice, including all information relating to the source and material terms of any proposed financing to cure the Redemption Default and the status of any proposed sale of the Company (including any indications of interest and third party proposals, whether oral or in writing).  If a Holder that has requested redemption of its Series A Preferred Shares does not deliver a Rescission Notice to the Company prior to the Expiration Date, the Company shall be obligated to pay the full redemption price to such Holder on the Expiration Date and, if the Company defaults on such obligation, the Company shall continue the sale process and thereafter forfeit its right to discontinue the sale process.

166.7
From and after the occurrence of a Redemption Default, the Company shall use its commercially reasonable efforts to obtain the waiver of the Voting Undertaking (the "Waivers") by each of (i) the Restricted Parties and (ii) the Voting Undertaking Recipients entitled to a bonus upon the occurrence of an M&A Event with a valuation of at least Ninety Million Dollars ($90,000,000).  If the Company is unable to obtain all of the Waivers and a sale of the Company has not been consummated by the earlier to occur of (y) the twenty-one (21) month anniversary of the Redemption Default and (z) the nine (9) month anniversary of the launch of the sale process set forth in Article 166.6 above (other than as a result of the Company curing such Redemption Default, in full, or the Holders electing to rescind their redemption notices in accordance with Article 166.6 above)(the earlier to occur of (y) and (z), the "Waiver Expiration Date"), then Hale shall be entitled to appoint (and remove and replace) such additional number of directors ("Additional Series A Directors") so that, after giving effect to the appointment of such Additional Series A Directors, a majority of the Board of Directors of the Company consists of the Series A Designee, the Additional Series A Directors and the director (if any) then Affiliated with Trident Capital; provided, however, if there is no director Affiliated with Trident Capital on the Waiver Expiration Date, then a majority of the Board of Directors of the Company shall consist of the Series A Designee, the Additional Series A Directors and a then-existing director specified by Hale (which existing director specified by Hale shall be deemed to be a Hale designee for purposes of the Articles and shall be subject to removal by Hale, in its discretion).  Hale shall discuss the appointment of any Additional Series A Directors with Trident Capital (to the extent Trident Capital then maintains an ownership interest in the Company and has a director Affiliated with Trident Capital serving on the Board of Directors of the Company) and use its good faith efforts to appoint Additional Series A Directors that are reasonably acceptable to Trident Capital (to the extent Trident Capital then maintains an ownership interest in the Company and has a director Affiliated with Trident Capital serving on the Board of Directors of the Company).  The right to appoint the Additional Series A Directors shall continue until such time as the Redemption Default has been cured in accordance with Article 166.6 above or all of the Holders have rescinded their redemption notices in accordance with Article 166.6 above.

166.8
Each Holder of Series A Preferred Shares to be redeemed pursuant to this Article 166 shall surrender to the Company the certificate or certificates representing such shares to be redeemed within ten (10) NY Business Days after such Holder's receipt of the applicable redemption price for such redeemed shares and all other amounts due to such Holder pursuant to this Article 166, in the manner and at the place designated by the Company.  In the event less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued to the Holder by the Company representing the unredeemed shares.

166.9
Selection of Redemption Shares.  If less than all of the Series A Preferred Shares are being redeemed in accordance with this Article 166, the Holder shall be entitled to select the specific Series A Preferred Shares (whether Initial Series A Preferred Shares or Elected Bonus Shares) to be redeemed.

167.	Actions Requiring Consent.

(I)
During the Rights Period, the Company shall not (and shall cause each of its respective Subsidiaries not to) take any of the following actions without the approval of the Board of Directors of the Company (including the Series A Designee):

167.1	consummate or be subject to the occurrence of a Fundamental Change;

167.2
consummate any material acquisition of assets or Equity Interests of any Person for consideration, whether in cash or in kind, if (y) the total value of the consideration payable by the Company and/or any Subsidiary exceeds twenty five percent (25%) of the TM Revenues or (z) the consideration consists of Equity Interests and would result in the issuance of more than twenty percent (20%) of the outstanding Common Shares (assuming the conversion or exercise of the Equity Interests issued in connection with such acquisition of assets or Equity Interests) (for the avoidance of doubt, the approval thresholds set forth in this Article 167(I)(b) shall not limit, modify, negate or abrogate the approval rights of Hale set forth in Article 167(II) (including Article 167.5) or the Purchase Agreement; or

167.3
consummate any sale, disposition, exclusive license or transfer, directly or indirectly, of any (i) Equity Interests of any Subsidiary or (ii) material assets or property of the Company or any Subsidiary for consideration, whether in cash or in kind, exceeding twenty percent (25%) of the TM Revenues.

(II)	During the Rights Period, without the prior written consent of Hale, the Company shall not (and shall cause each of its respective Subsidiaries not to):

167.1
take or omit to be taken any action, or permit any of its Affiliates to take or to omit to take any action, which, at the time that such action is taken or omitted to be taken, would reasonably be expected, by the Company acting prudently, to result in a Material Adverse Effect;

167.2	amend, alter or modify its or any of its Subsidiaries' Organizational Documents in a manner that adversely affects the rights of Hale under these Articles or any of the other Transaction Documents;

167.3	liquidate, dissolve or wind up the Company or any Subsidiary;

167.4	make any loans to its directors, officers or shareholders (other than the extension of commercial trade credit in connection with the sale of inventory in the ordinary course of business);

167.5
issue (A) Ordinary Shares at a purchase price less than the Conversion Price or issue any Ordinary Share Equivalents with a conversion price, exercise price, exchange rate or other price less than the Conversion Price, other than options, restricted shares or restricted share units issued under the Company Option Plan (as defined in the Purchase Agreement) in accordance with Section 8.13 of the Purchase Agreement (B) any Ordinary Shares or Ordinary Share Equivalents to the extent the effective purchase price, conversion price, exercise price or exchange rate or the number of underlying shares floats or resets or otherwise varies or is subject to adjustment (directly or indirectly) based on market prices of the Ordinary Shares or the occurrence of specified or contingent events directly or indirectly related to the business of the Company, unless the minimum purchase price, conversion price, exercise price or exchange rate is, at all times, subject to a floor that is at least equal to, and based on the entire black scholes value is not below, the Conversion Price, (C) any warrants or other Ordinary Share Equivalents that, when valued on a Black Scholes basis, decreases the purchase price for such warrants or other rights below the Conversion Price, (D) any Equity Interests  of the Company (or any securities that are convertible into or exercisable or exchangeable for Equity Interests of the Company) that are senior to or pari passu with the Series A Preferred Shares as to dividend rights, redemption rights, liquidation preference and other rights, or (E) any Indebtedness that is convertible into Ordinary Shares, Ordinary Share Equivalents or any capital stock of the Company.  In addition to the foregoing, any Equity Interests issued by the Company or any Subsidiary shall consist solely of Ordinary Shares and Ordinary Share Equivalents (excluding convertible Indebtedness);

167.6
(i) create, incur, assume or suffer to exist any Indebtedness for borrowed money of any kind (including becoming liable as a guarantor thereof), other than Permitted Indebtedness,  or (ii) make directly or indirectly any payment in respect of or on account of any Indebtedness for borrowed money other than Permitted Indebtedness;

167.7
directly or indirectly, pay any dividends or distributions on, or purchase, redeem (or issue securities (other than the Series A Preferred Shares) that contains a redemption feature) or retire, any Ordinary Shares or other equity interests or any securities convertible into its Ordinary Shares, whether now or hereafter outstanding, or make any payment on account of or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of its Ordinary Shares or other equity interests, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of the Company or any of its Subsidiaries, except for Permitted Restricted Payments;

167.8
enter into any transaction with any Affiliates or any of its directors or officers except for (i) transactions among the Company and its direct or indirect wholly-owned Subsidiaries, (ii) transactions existing on the Closing Date and described on Schedule 8.11(II)(h) of the Purchase Agreement (however, any amendment to such transactions shall require the consent of Hale, unless any such amendment is permitted by this Article 167.8 at the time of entry into such amendment), (iii) other transactions in the ordinary course of business on terms as favorable as would be obtained by it on a comparable arm's-length transaction with an independent, unrelated third party as determined in good faith by, and approved by, the non-interested members of the Board of Directors (or equivalent governing body) of the Company, (iv) employment and severance arrangements with the officers and directors of the Company and its Subsidiaries in the ordinary course of business and (v) payment of customary fees and reasonable out of pocket costs to, and indemnities for the benefit of, directors and officers of the Company and its Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Company and its Subsidiaries; provided, that, in the case of clauses (i), (iii), (iv) and (v), (A) any such transaction or transactions do not impair the Company's or any Subsidiary's ability to meet its obligations under the Transaction Documents or the rights of Hale under any of the Transaction Documents and (B) no Event of Default shall have occurred and be continuing;

167.9	approve any increase in the number of shares available under the Company Option Plan, amend the Company Option Plan or adopt a new equity incentive plan;

167.10
approve any cash incentive or retention plan for its equity officers and/or directors, which cash incentive and/or retention plans shall be subject to Hale's reasonable approval unless required to be approved, and actually approved, by the Company's shareholders

167.11
create, incur, assume or suffer to exist, any Lien on any of the Company's or any Subsidiary's respective properties or assets (including income) now owned or hereafter acquired, other than Permitted Liens;

167.12
(i) make any change to the Company's or any Subsidiary's accounting practices except in accordance with United States generally accepted accounting principles, (ii) change its fiscal year from December 31st or (iii) make any change in tax reporting treatment (elections of tax status will not be regarded as a change in tax reporting treatment) except as required by law;

167.13
File any registration statement with the United States Securities and Exchange Commission (other than on Form S-8 or F-4 or the Registration Statement required to be filed by Section 9 of the Purchase Agreement) until one hundred twenty (120) days after the Effective Date (as defined in the Purchase Agreement);

167.14
make any significant change in the nature of its business as described in the Company's most recent annual report filed on Form 20-F with the United States Securities and Exchange Commission (abandoning or adding a specific product line will not be regarded as a significant change).  The Company shall not modify its corporate structure or purpose; or

167.15	enter into an agreement to do any of the foregoing.

168.	Liquidation.

168.1
Upon the occurrence of any Liquidation Event, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of Junior Securities by reason of their ownership thereof, an amount per Series A Preferred Share in cash (in United States Dollars) equal to the greater of (y) the sum of (i) one hundred percent (100%) of the Stated Value per Series A Preferred Share , plus (ii) 100% of all declared but unpaid dividends, and all accrued but unpaid dividends on each such Series A Preferred Share held by them (and any unpaid dividends on any such accrued but unpaid dividends), plus (iii) any amounts due and payable in respect of such Series A Preferred Share pursuant to Article 170 and (z) the Fundamental Change Redemption Price, in each case as of the date of such Liquidation Event (the greater of (y) and (z), the "Series A Preferred Share Liquidation Preference").

168.2
If, upon the occurrence of a Liquidation Event, the assets and funds distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Series A Preferred Share Liquidation Preference, then (x) the Company shall take any action necessary or appropriate, to the extent permissible under applicable law and reasonably within its control (excluding actions to procure or require agreement of third party creditors (which, for the avoidance of doubt, does not include the Holders) to reduction, rescheduling or other arrangements with regard to amounts owing them), to remove promptly any impediments to its ability to pay the total Series A Preferred Share Liquidation Preference, including to the extent permissible under applicable law, reducing the stated capital of the Company or causing a revaluation of the assets of the Company to create sufficient surplus to make such payment, and (y) the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Holders in proportion to the aggregate Series A Preferred Share Liquidation Preference that would otherwise be payable to each of such Holders with respect to the Series A Preferred Shares.  In the event that the Series A Preferred Share Liquidation Preference is not paid with respect to any Series A Preferred Shares as required to be paid pursuant to this Article 168, all such shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Company shall pay interest on the Series A Preferred Share Liquidation Preference and any dividends accruing after the date payment thereof is due in accordance with Article 170.   In the event that the Series A Preferred Share Liquidation Preference is not paid with respect to any Series A Preferred Shares as required to be paid pursuant to this Article 170, such Series A Preferred Shares shall remain outstanding and entitled to all the rights and preferences provided herein (for the avoidance of doubt, after taking into account any partial Series A Preferred Share Liquidation Preference payment made in respect of such Series A Preferred Shares), and the Company shall pay interest on the unpaid Series A Preferred Share Liquidation Preference and any dividends accruing in respect thereof after the date payment thereof is due in accordance with Article 170.

168.3
To the extent not prohibited by applicable law, upon the occurrence of a Liquidation Event, following completion of the distributions required by Article 168.1(including without limitation the payment in full of the Series A Preferred Share Liquidation Preference), if assets or surplus funds remain in the Company, no further payments shall be due with respect to the Series A Preferred Shares and the holders of the Ordinary Shares and other Junior Securities shall share in all remaining assets of the Company.

168.4
The Company shall provide written notice of any Liquidation Event or Fundamental Change specified in clauses (ii), (iii) or (iv) of the defined term Fundamental Change to each record Holder, if practicable, not less than thirty (30) days prior to the payment date or effective date thereof, or, if not practicable to provide prior notice, no less than five (5) NY Business Days prior to the occurrence thereof (the "Fundamental Change Notice").  Unless Hale elects not to treat any Fundamental Change specified in clauses (ii), (iii) or (iv) of the defined term Fundamental Change as a Liquidation Event and thereafter notifies the Company in writing of such election, which written notice must be delivered prior to the effective date of a Fundamental Change (or, if later, within five (5) Trading Days after Hale receive notice of such Fundamental Change from the Company), such Fundamental Change will be treated as a Liquidation Event with respect to all Holders for purposes of this Article 168.  If a Fundamental Change specified in clauses (ii), (iii) or (iv) of the defined term Fundamental Change is treated as a Liquidation Event and, in connection with such Fundamental Change, the Company pays to the Holders the Series A Liquidation Preference, in full, in respect of all of the Series A Preferred Shares, then, following such payment, the Series A Preferred Shares shall cease to be outstanding.

168.5
In the event that, immediately prior to the closing of a Fundamental Change specified in clauses (ii), (iii) or (iv)  of the defined term Fundamental Change that is treated as a Liquidation Event, the cash distributions required by Article 168.1 have not been made, the Company shall forthwith either: (i) make payment of such distributions upon or immediately following the closing of such Liquidation Event; (ii) cause such closing to be postponed until such time as such cash distributions have been made; or (iii) cancel such transaction, in which event the rights, preferences and privileges of the Holders shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice by the Company required under Article 168.4.   The foregoing shall also apply to any Liquidation Event that is not tied to a Fundamental Change to the extent not in contravention of Israeli law.

169.	Payment of Taxes.

169.1
The Company will pay all documentary, stamp, transfer (but only in respect of the registered Holder thereof), withholding and other similar taxes that may be imposed with respect to the issue or delivery of Ordinary Shares upon conversion of Series A Preferred Shares, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of Ordinary Shares in a name other than that in which the Series A Preferred Shares so converted were registered.

169.2
All dividend payments payable to the Holders, as well as the issuance of Elected Bonus Shares, under these Articles shall be made on a net basis after deducting from such cash dividend payment or the number of Elected Bonus Shares issuable to the Holders in respect of such dividend payment the amount required to be deducted or withheld under applicable law then in effect (a "Required Tax, Deduction or Withholding").  In the case of cash dividends, the Company shall pay to the Holder the cash dividend payment net of any Required Tax, Deduction or Withholding.  In the case of the issuance of Elected Bonus Shares, the Company shall issue to the Holder a number of Elected Bonus Shares with an aggregate Stated Value equal to the aggregate dividend payment net of any Required Tax, Deduction or Withholding.  The Company shall not deduct or withhold any Required Tax, Deduction or Withholding from any accrued dividends unless and until such accrued dividends are actually paid to the Holder.  With respect to any dividend payments made to a Holder and any payment of Elected Bonus Shares to a Holder, the Company:

169.2.1
shall be solely responsible for and shall pay to the relevant authorities the full amount of the Required Tax, Deduction or Withholding, in cash, promptly upon the earlier of determining that the Required Tax, Deduction or Withholding is required or receiving notice that such amount has been assessed against such Holder; and

169.2.2	shall promptly forward to the Holder an official receipt (or a certified copy), or other documentation reasonably acceptable to such Holder evidencing such payment to such authorities.

169.3
If any Required Tax, Deduction or Withholding is required in connection with any conversion (whether voluntary or upon a Mandatory Conversion) of the Series A Preferred Shares into Ordinary Shares in accordance with these Articles, then the Company shall be solely responsible for and shall pay to the relevant authorities the full amount of the Required Tax, Deduction or Withholding and shall pay to the Holder such additional amount (the "Gross Up Amount") as is necessary to ensure that the Holder receives the full benefits of such conversion as if no such Required Tax, Deduction or Withholding had been required.

169.4
The Company shall cooperate with the Holder to minimize or eliminate any Required Tax, Deduction or Withholding on any dividend payments payable to the Holder under these Articles or in respect of any Elected Bonus Shares issued under these Articles. If any Required Tax, Deduction or Withholding may be avoided by the Holder providing information or documentation to the Company, the Company shall request such information from the Holder and use its commercially reasonable efforts to avoid such Required Tax, Deduction or Withholding, including by the filing of any forms or applications required of it – and assisting the Holder with filing of any forms or applications required of the Holder -- with the Israeli Tax Authority.

170.
Interest.  If any payment required to be paid pursuant to the terms of these Articles or any of the other Transaction Documents is not paid for any reason when and as due, the Company shall pay interest with respect to such unpaid amounts, at an aggregate rate per annum equal to twelve and one half percent (12.5%), with such interest to accrue daily in arrears and unpaid amounts to be compounded quarterly;  provided that (i) in no event shall such interest exceed the maximum permitted rate of interest under applicable law; (ii) the Company shall make all filings necessary to raise such interest rate to the maximum permitted rate of interest under applicable law and (iii) in the event that fulfillment of any provision hereof results in such rate of interest being in excess of the maximum permitted rate of interest under applicable law, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided that any subsequent increase in the maximum permitted rate of interest under applicable law shall be retroactively effective to such applicable redemption date or payment date to the extent permitted by law.

171.
Reservation of Ordinary Shares.  The Company shall, at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Ordinary Shares, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Ordinary Shares which are then issuable and deliverable pursuant to these Articles, in each case free from preemptive rights or any other contingent purchase rights of Persons other than the Holders.  All Ordinary Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.  If at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to issue Underlying Shares as required hereunder, the Company will take such corporate action as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purpose.

172.
Actions Prohibited by Law.  To the extent the Company is prohibited by law from taking any action specified in these Articles, the Company shall, upon the request of Hale, in addition to any other requirements of these Articles, take such actions as may be reasonably requested by Hale to implement a valid and enforceable provision that is a reasonable substitute for the prohibited provision in order to give the maximum effect to the intent of the Company and the Holders (the "Amended Provision").  The Company shall take any action necessary or appropriate, to the extent reasonably within its control, to cause these Articles to be amended to include the Amended Provision.

173.
Amendment, Waivers.  Any of the rights of the Holders set forth herein may be amended or waived only by the written consent of Hale, except that each Holder may waive its own rights as provided in these Articles. Where Hale includes more than one entity, the exercise of Hale's rights under these Articles will be by the holders of a majority of the Series A Preferred Shares held by Hale.  No waiver of any default with respect to any provision, condition or requirement of these Articles shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER
TO CONVERT SHARES OF SERIES A PREFERRED SHARES)

The undersigned Holder hereby irrevocably elects to convert the number of Series A Preferred Shares indicated below, represented by share certificate No(s). ___________, into Ordinary Shares, nominal value NIS 0.04 per share (the "Ordinary Shares"), of Top Image Systems Ltd., a corporation organized under the laws of Israel, as of the date written below.  If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.

Conversion calculations:

Date to Effect Conversion: _____________________________________________
Number of Series A Preferred Shares owned prior to Conversion: ________
Number of Series A Preferred Shares to be Converted: _________________
Number of Ordinary Shares to be Issued: ___________________________
Address for delivery of physical certificates: ______________________ or for DWAC Delivery: DWAC Instructions: Broker no: _________ Account no: ___________
[HOLDER] By:___________________________________ Name: Title: Date:

Annex B

Compensation Policy

Second Amended and Restated

Compensation Policy for Executive Officers and Directors

Table of Contents

1.	Introduction	2
2.	General	2
2.1.	Effective Date	2
2.2.	Applicability	2
2.3.	Term of the Compensation Policy	2
2.4.	No Entitlement to Compensation	2
2.5.	Lesser Terms	3
3.	Compensation Objectives	3
4.	Compensation policy	3
4.1.	Officers' Compensation Package Components	3
4.2.	Base Salary	6
4.3.	Benefits and Perquisites	7
4.4.	Annual Cash Bonus	7
4.5.	Special bonus for outstanding achievement	9
4.6.	Long Term Bonuses	9
4.7.	Equity based Compensation	10
4.8.	Retirement and termination of service arrangements	11
4.9.	Inter-Company Compensation Ratio	12
4.10.	Non-Employees Directors' Compensation	12
4.11.	Insurance, Exculpation and Indemnification	12
5.	Management and Control	12

1.	Introduction

This Compensation Policy ("Compensation Policy" or "Policy") was determined and adopted in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law") and it will assist the Compensation Committee of the Board of Directors of Top Image Systems Ltd. (the "Compensation Committee" and the "Company" or "TIS", respectively), the Board of Directors of the Company and the management of the Company in creating appropriate employment conditions and incentives for the Company's Office Holders (as defined below), in order to enable the recruitment and retention of highest quality personnel who will enable the Company to achieve its objectives, while taking into account, inter alia, the Company's size, financial position, risk-management and the geographical region in which the Company's Office Holders are employed.

The purpose of the Compensation Policy is to describe TIS's overall compensation strategy for Office Holders of the Company and to define the principles and rules for determining the scope and components of compensation of Office Holders of the Company.

The Policy will relate to existing agreements with acting Officers (taking into account the provisions of Section 2.2 below) and to agreements with new Officers who may join the Company from time to time.

For purposes of this Policy, "Office Holder" or "Officer" shall have the meaning given to "Nosei Misrah" in Section 1 of the Companies Law.

2.	General

2.1.	Effective Date

The effective date of this Compensation Policy is the date of its approval by the general meeting of our shareholders or the date of its approval by the Board according to the provisions of Article 267A(d) of the Companies Law (the "Effective Date").

2.2.	Applicability

This Compensation Policy will apply to any compensation for Office Holders, agreed upon after the Effective Date. For the avoidance of any doubt, the Compensation Policy will not, and in any case is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to the Effective Date.

2.3.	Term of the Compensation Policy

This Compensation Policy will be in effect for a period of three (3) years from the Effective Date (the "Term"). Following the lapse of the Term, the Compensation Committee will re-evaluate the Compensation Policy and, following its re-approval or the approval of a revised Compensation Policy, it will be brought again to the approval of the Board and the shareholders in accordance with the provisions of the Companies Law.

2.4.	Entitlement to Compensation

The adoption of this Compensation Policy will not entitle any of the Company's Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with his or her specific agreement with the Company, subject to the requirements of the Companies Law and the regulations promulgated thereunder.

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2.5.	Lesser Terms

In the event that the appropriate decision makers of the Company determine that a certain officer of the Company is entitled to compensation lesser than such specified in this Policy, such lesser compensation shall not be deemed a deviation from this Policy.

3.	Compensation Objectives

Strong and effective leadership is fundamental to TIS's continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Officers in competitive, global labor markets.

The Compensation Policy is intended to align between the need to incentivize Officers to succeed in achieving their goals and the need to assure that the compensation structure meets TIS's interests and its overall financial and strategic objectives.

In support of this goal, the Compensation Policy is designed to meet the following objectives:

•	Improve business results (Gross Profit / Operating Profit / EBITDA) and strategy implementation, encourage revenue growth and support work-plan's goals, through a long term perspective.

•	Create an appropriate incentive taking into account, inter alia, Company's size, financial conditions, geographical region and the risk management policy of the Company.

•	Balance rewards for both short-term and long-term results to ensure sustained business performance over time.

•	Create a clear line-of-sight between Officers' compensation and both Company and Officers' individual performance.

•	Align Officers' interests with those of the Company and its shareholders and incentivize achievement of long term goals.

•	Create fair and reasonable incentives, considering the Company's size, characteristics and type of activity.

•	Create the right balance between fixed and variable pay components.

4.	Compensation Policy

4.1.	Officers' Compensation Package Components

Officers' compensation packages will generally be comprised of the following elements:

a.	Base Salary – a fixed monetary compensation paid at regular intervals. References to "Base Salary" relate to such monetary compensation over the course of a year.

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b.	Benefits and Perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions.

c.	Annual Cash Bonus (Short Term Incentive) – variable monetary bonus paid annually, designed to reward Officers based on both the Company's and individually defined results.

d.	Special Bonus – a bonus that may be given to award outstanding personal achievement.

e.
Long Term Bonus (Long Term Incentive) – variable bonus paid conditionally on achieving Long Term Targets (as defined below), designed to reward Officers based on the Company's or Officer's achievement of results over an extended period. The Long Term Bonus may be paid in cash or in restricted shares or restricted share units issued at the time of notice of grant of the conditional bonus. Issuance of restricted shares or restricted share units in this context will not be subject to the limitations of Section 4.7, though they may be issued in the framework of an employee share option plan of the Company.

f.
Equity based Compensation (Long Term Incentive) – variable equity based compensation designed to retain Officers, align Officers' and shareholders' interests and incentivize achievement of long term goals.

g.	Termination Payments - retirement and termination of service arrangements.

The "mix" of the elements that will be provided to each Officer will be structured to address his or her education, qualifications, experience, time spent in position, responsibility and such other key parameters and in order to support the Company's philosophy of compensating Officers for Company and individual performance and aligning their interests with shareholder interests, while recognizing that the mix may vary from period to period and from Officer to Officer.

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Notwithstanding the foregoing, the Company's target range for the compensation mix between the Annual Cash Bonus and Equity based Compensation (expressed in terms of their relationships to Base Salary) of its Office Holders and the Company's target range for the Long Term Bonus of its Office Holders, is set forth below:

Office Holder	Annual Cash Bonuses	Special Bonus	Long Term Bonuses	Annual Equity based Compensation[1]
Chairman and Directors	-	Up to 300% of the annual Base Salary	-	Up to the greater of Options for 40,000 shares or 300% of the Annual Fee
CEO	Up to 100% of the annual Base Salary	Up to 300% of the annual Base Salary	Long Term Target: up to the greater of US$1,500,000 or, if Long Term Target includes income increase to the Company, 2% of such increased income.	Up to 300% of the annual Base Salary
CFO	Up to 75% of the annual Base Salary	Up to 300% of the annual Base Salary	Long Term Target: up to the greater of US$1,300,000 or , if Long Term Target includes income increase to the Company, 1.7% of such increased income.	Up to 200% of the annual Base Salary
VP's / CTO/CMO	Up to 100% of the annual Base Salary	Up to 300% of the annual Base Salary	Long Term Target: up to the greater of US$1,300,000 or , if Long Term Target includes income increase to the Company, 1.7% of such increased income.	Up to 200% of the annual Base Salary
Regional Manager	Up to 50% of the annual Base Salary	Up to 300% of the annual Base Salary	Long Term Target: up to the greater of US$250,000 or the , if Long Term Target includes income increase to the Company, 0.5% of such increased income.	Up to 200% of the annual Base Salary
Other Officers (excluding Directors)	Up to 40% of the annual Base Salary	Up to 300% of the annual Base Salary	Long Term Target: up to the greater of US$250,000 or , if Long Term Target includes income increase to the Company, 0.5% of such increased income.	Up to 200% of the annual Base Salary

1 Value of annual equity based compensation in this context will be determined based on the closing price of the underlying shares to which Options relate on the day before the date of grant, with no reduction for exercise price.  Equity based compensation granted in a given calendar year will relate only to that year, regardless of its vesting schedule.

B.S.R Tower 1  //  2 Ben Gurion Street  Ramat Gan  52573,  Israel  //  Tel + 972 3 767 9100   //   www.topimagesystems.com

4.2.	Base Salary

Base salary is a fixed compensation element which provides compensation to an Officer for performance of his or her duties and responsibilities and reflects the Officer's role, skills, qualifications, experience and market value (the "Base Salary").

The Base Salary for newly hired Officers will be set based on the following considerations:

•	Role and business responsibilities.

•	Professional experience, education, expertise and qualifications.

•	Previous compensation paid to the Officer.

•	The Company's financial situation.

•
Internal equity: (a) Base salary and the total compensation package of comparable TIS' Officers; (b) The relationship between the Officer's compensation package and the salaries of the Company's other employees and specifically the median and average salaries and the effect of such relationship on work relations in the Company.

•
External equity - Market value based on a comparative salary survey, taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be carefully selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as geographical region, market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and other factors. The Company will use at least 3 peer-group companies when conducting the survey and will conduct such a survey upon hiring a new officer for a new position that did not exist in the company before.

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•	The compensation packages of similarly situated Officers in the geographical region in which the Officer is employed.

When deciding on increasing an Officer's Base Salary, the following considerations, in addition to the abovementioned, shall be applied: (i) changes to the Officer's scope of responsibilities and business challenges; (ii) the need to retain the officer; (iii) inflation since the last Base Salary update; and (iv) updated market rate (based on a comparative salary survey).

Adjustments to Base Salary may be periodically reviewed, considered and approved by the Compensation Committee and the Board.

4.3.	Benefits and perquisites

The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements:

•	Pension and savings – subject to applicable law, Officers can choose between any combinations of executive insurance and a pension fund.

•	Disability insurance – the Company may purchase disability insurance for Officers; premium will not exceed 2.5% of the monthly salary.

•	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company at a rate of 7.5% of the monthly salary.

•	Convalescence pay - Officers are entitled to convalescence pay according to applicable law.

•	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to a cap of 25 days per annum.

•	Sick Days – Officers will be entitled to paid sick days in accordance with law. However, the Company may cover sick days from the first day.

TIS may offer additional benefits and perquisites to the Officers, which will be comparable to customary market practices, such as, but not limited to: Company car benefits; Company cellular phone; reimbursement of business travel including a daily stipend when traveling and other business related expenses; complementary health insurance; meals; etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with TIS's policies and procedures.

Officers which are employed in other geographical regions outside Israel, may receive similar, comparable or customary benefits and perquisites as applicable in the geographical regions in which they are employed.

4.4.	Annual Cash Bonus

TIS' short term incentive scheme will be based on a variable monetary bonus paid annually, designed to reward Officers based on the Company and his/her individually defined results (the "Bonus").

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Before the beginning of each calendar year, following recommendation of the CEO (and with respect to the CEO, following recommendation of the chairman of the Compensation Committee), the Compensation Committee and the Board will determine the following for each officer as well as the formula for calculating the bonus payment at the end of the year: In no event will an annual cash bonus be payable if the non-GAAP EBIDTA for that year is negative.

Maximum Bonus (cap): The maximum bonus is the maximum amount an Officer will be entitled to receive upon full achievement of his objectives. The maximum bonus for each Officer will be according to the table in Section 4.1. The maximum bonus will not include the special bonus as defined in Section 4.5 or the Long Term Bonus as defined in Section 4.6.

The total maximum annual cash bonus amounts to which all TIS Officers may be entitled shall not exceed 15% of TIS's non-GAAP EBITDA for that year (the "Ceiling"). Should the Ceiling require a reduction of cash bonuses, the reduction will be proportionate to the maximum cash bonus to which each Officer would have been entitled relative to the total of the maximum cash bonuses of all of the Officers. If, as a result of the Ceiling, an Officer's cash bonus is reduced, that Officer will be entitled to receive restricted share units the value of which will be equal to the amount reduced. The number of restricted share units will be determined by dividing the amount reduced by the closing price of the Company's shares on the last trading day of the year to which the bonus relates, with no reduction for exercise price (which will be par value).  Half of such restricted share units will vest at the end of the first year after the year to which the bonus relates and half at the end of the next year.

Objectives: The bonus parameters will be determined based on pre-defined measurable and quantified considerations. Measurable criteria for the Bonus may include (but are not limited to) one or more of the following criteria:

Financial indices of the Bonus mainly include (but are not limited to) any one or more of the following criteria:

-	Net Profit

-	Operating Profit

-	Gross Profit

-	EBITDA

-	Revenue

-	Meeting the Company's budget

-	Growth relative to a previous year or years

All financial indices mentioned above may use either GAAP or NON-GAAP measurements.

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The weight which shall be assigned to the component of financial indices, out of the target Bonus, shall be at least 75%.

Other indices of the Bonus may include (but is not limited to) any one or more of the following criteria:

-	Define and initiate new products and new markets

-	Customer satisfaction

-	Compliance with individual milestones (as relevant for each officer)

-	Promoting strategic targets

In addition, up to 20% of an officer's annual cash bonus may be discretionary, based on the evaluation of his or her supervisors.

Thresholds: The Compensation Committee and the Board may, with respect to any period or Officer, determine one or more thresholds for the payment of the annual cash bonus or any components thereof, in such manner that if the threshold is not achieved, the annual cash bonus or the particular component thereof, with respect to which the threshold was not achieved, will not be paid.

Compensation Recovery: A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later corrected in the Company's financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officer. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

Reduction of Bonus: The Board of Directors according to its professional experience and the circumstances may reduce the Bonus, at its sole discretion.

4.5.	Special bonus for outstanding achievement

In addition to the bonus detailed in Section 4.4 above, Officers may receive a special bonus based on outstanding personal achievement following recommendation and approval of the Compensation Committee and the Board.

Such special bonus shall not exceed the amount of 3 months Base Salary, beyond the Bonus described above, and, except as otherwise permitted by applicable law, it shall be approved by the shareholders in accordance with the Companies Law.

4.6.	Long Term Bonuses

In addition to the bonuses detailed in Section 4.4 above and in Section 4.5 above, a CEO, CFO, VP, CTO, CMO or Regional Manager or other Officer (provided that the other Officer is not a Director) may be granted a bonus conditional on achievement of Long Term Targets, as may be defined by the Compensation Committee and the Board of Directors to achieve specific goals of the Company. Long Term Targets will not include Liquidation Events. For example, without limiting the discretion of the Compensation Committee and the Board of Directors, the increase of average annual sales over a 3 year period within a given geographic region by 100% relative to the baseline during the 3 year period prior to the target period might be a Long Term Target.

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The bonuses payable to the Senior Officers in any of the abovementioned events shall be in accordance with the limitations specified in the table on Section 4.1.

In the past, the Company has granted long term bonuses to a number of its officers conditionally on the occurrence of a Liquidation Event (as defined below).  Should the entitlement to such a bonus lapse or otherwise become invalid, the Company will not act to extend the validity.

4.7.	Equity based compensation

TIS' long term incentive is variable equity based compensation, designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to Officers options to purchase shares, restricted shares, restricted share units or any other equity based compensation ("Options").

The grant of equity based compensation shall be in accordance with the Company's equity compensation policies and applicable programs in place from time to time.

General guidelines for the grant of Options:

•
The Options shall be granted from time to time and be individually determined and awarded according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•
Vesting schedule - the Options will vest and become exercisable annually over a period of between 2 to 4 years, in equal parts, or  in other scheduled increments as determined by the Compensation Committee. Provision may be made for accelerated vesting upon closing of a Liquidation Event. A "Liquidation Event" shall mean (i) any consolidation, merger or reorganization of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or in the event shares or ownership interests of an affiliated entity are issued in such transaction, less than 50% of the voting power of such affiliated entity) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the shareholders of the Company are parties in which no less than 50% of the Company's outstanding voting power is transferred (e.g. by way of the sale of all or substantially all of the Company's share capital) or (iii)  the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company.

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•
Exercise price - the exercise price for options to purchase shares shall not be less than the closing price of the Company's shares on the day before the grant date or grant date itself. The exercise or acquisition price for restricted shares or restricted share units shall not be less than the par value of the shares. In all cases, even when approval of the Company's shareholders is required for a grant of Options, the grant date will be regarded as the date the Board of Directors approves the grant of the Options.

•	Expiry date - this period shall not be more than 10 years from the date of the issuance.

We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

Any others terms of the equity based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company's equity compensation policies and programs in place from time to time, subject to any applicable law.

4.8.	Retirement and termination of service arrangements

Advance notice

Pursuant to an Officer's employment agreement, he or she shall be entitled to an advance notice prior to termination for a period of up to six (6) months (the "Notice Period").

During the Notice Period, the officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the officer from such obligation.

During the notice period, officers will be entitled to full payment of compensation.

Adjustment period

Officers may receive an additional transition period during which the Officer will be entitled to up to an additional 6 months of continued base salary, benefits and perquisites beyond the Advance Notice period described above.

When determining such payments, the Compensation Committee and the Board will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company's goals and maximization of its profits, the circumstances of termination and the officer's compensation during the term of service or employment.

Officers may receive an adjustment period only if they work in the Company for at least three years or in the event of a Liquidation Event in the Company.

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4.9.	Inter-Company Compensation Ratio

The Company has decided that the ratio between the compensation of each Officer, who is employed in Israel, to the median salary of other employees in Israel, will not be higher than 10:1.

The Compensation Committee and the Board of Directors consider the above maximal differentials, taking into account the senior position of the Officers and their scope of responsibilities, to be reasonable, fair and appropriate and not likely to have a negative impact on work relations in the Company.

4.10.	Directors' Compensation

The directors of the Company shall be entitled to an annual fee, which may be paid quarterly or less frequently, (the "Annual Fee") in an amount that does not exceed a limit that, initially, will be $20,000 and to a per meeting fee for meetings of the Board and of its committees that they attend in an amount that does not exceed a limit that, initially, will be $700. The Compensation Committee and the Board may increase the initial limits if, based on a survey of other Israeli companies whose shares are traded on stock exchanges outside of Israel (even if also traded on the Tel Aviv Stock Exchange), the market caps of which are less than $100M, the annual fee and the per meeting fees of directors of such companies are generally higher.

In addition, the directors may be granted Options, to the grant of which the general guidelines above shall apply.

4.11.	Insurance, Indemnification and Release

The Company will release all current and future Officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association.

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company's expense, insurance coverage in respect of the liability of its current and future directors and executive officers to the maximum extent permitted by law at a maximum annual insurance premium of US$ 125,000, with retention of up to US$ 300,000  and providing for the coverage of up to US$25 million or any other greater amount reasonably determined as appropriate by the Company, and will include coverage with respect to any public offering of shares or other securities of the Company.

In addition, such insurance coverage may include "run-off" provisions covering the directors and executive officers liability following termination of service or employment.

5.	Management and Control

The responsibility for determining the rules of the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board of Directors, based on the Compensation Committee's recommendations.

The Compensation Committee and the Board of Directors will take into account, while examining the policy, inter alia, the company profits and revenue, market conditions, business plan and the effect of the Policy on the performance of the Company and work-relations in the company.

The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

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Annex C

APPENDIX  – U.S. TAXPAYERS

TOP IMAGE SYSTEMS LTD 2016 ISRAELI INCENTIVE PLAN

1.             Special Provisions for Persons who are U.S. Taxpayers.

1.1      This Appendix (the "Appendix") to the Top Image Systems Ltd 2016 Israeli Incentive Plan (the "Plan") was approved by the Board of Directors of Top Image Systems Ltd (the "Board") on [___________] (the "Effective Date").

1.2      The provisions specified hereunder apply only to persons who are subject to U.S. federal income tax and, to the extent required to comply with applicable U.S. or U.S. state securities laws, persons subject to such laws (any such person, a "U.S. Taxpayer"). This Appendix provides both for the grant of Awards to purchase Shares, and the direct Award or sale of Shares.  Options granted under this Appendix may include Non-Qualified Stock Options as well as Incentive Stock Options intended to qualify under Section 422 of the Code.

1.3      This Appendix applies with respect to Awards granted under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with applicable tax, securities and other applicable laws currently in force.  Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan (including, without limitation, its provisions regarding adjustments). This Appendix is applicable only to Awards granted after the Effective Date. This Appendix is applicable to all Awards granted to U.S. Taxpayers under the Plan.

1.4      The Plan and this Appendix shall be read together. In any case of an irreconcilable contradiction (as determined by the Committee) between the provisions of this Appendix and the Plan, the provisions of this Appendix shall govern unless expressly stated otherwise in the Plan.

1.5      This Appendix shall be submitted to the Company's shareholders for approval within twelve (12) months after the Effective Date. As of the Effective Date, the Committee may grant Awards pursuant to this Appendix; provided, however, that:  (a) no Incentive Stock Option may be exercised under this Appendix prior to initial shareholder approval of the Plan and this Appendix; and (b) no Incentive Stock Option granted pursuant to an increase in the number of Shares approved by the Board of Directors shall be exercised prior to the time such increase has been approved by the shareholders of the Company.

2.             Definitions.

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

"Code" means the U.S. Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

"Disability" means, with respect to Incentive Stock Options, a "permanent and total disability" within the meaning of Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Committee in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

"Fair Market Value" means, for purposes of this Appendix, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below, (a) if the Shares are listed on any established securities exchange, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the closing sales price for such Shares (or the closing bid, if no sales were reported) as traded on such exchange for such date, or if no bids or sales were reported for such date, then the closing sales price (or the closing bid, if no sales were reported) on the trading date immediately prior to such date during which a bid or sale occurred, in each case, as reported in a recognized daily business newspaper or such other source as the Committee deems reliable; or (b) in the absence of an established market for the Shares, the Fair Market Value shall be determined in good faith by the Committee, taking into account such factors as it considers advisable in a manner consistent with the principles of Code Section 409A or with respect to Incentive Stock Options.

"Incentive Stock Option" means any option awarded under the  Plan and this Appendix intended to be and designated in the Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code to an eligible Participant who is an employee of the Company, Parent or any Subsidiary.

"Non-Qualified Stock Option" shall mean an option not described in Section 422(b) or 423(b) of the Code, or, which, by its terms, does not qualify or is not intended to qualify as an Incentive Stock Option.

"Option" means an Incentive Stock Option or Non-Qualified Stock Option.

"Parent" means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

"Participant" means an employee, director or consultant of the Company or any Subsidiary who receives an Award hereunder.

"Section 83(b) Election" means an election by a Participant to include the Fair Market Value of a Share (less any amount paid for the Share) at the time of grant as part of the Participant's income in accordance with Section 83(b) of the Code. A Section 83(b) Election must be filed in writing with the Internal Revenue Service within thirty (30) days of the date of the Award, with a copy to the Company or Affiliate with whom the Participant is employed.

"Securities Act" means the U.S. Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

"Subsidiary" means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

"Ten Percent Shareholder" means a person possessing more than 10% of the total combined voting power of all classes of shares of the Company, its Subsidiaries or its Parent determined pursuant to the attribution rules set forth in Section 424(d) of the Code.

3.             Shares Reserved under Appendix for Incentive Stock Options.

The Company has reserved 1,500,000 authorized but unissued Shares, for the purpose of issuing Awards either under the Plan or under this Appendix all of which may be issued as Incentive Stock Options.   The number of Shares stated in this Section 3 shall be subject to adjustment as provided in Section 9 of the Plan; provided, such reserve of Shares for grants of Incentive Stock Options shall not be increased without the approval of the shareholders of the Company as required pursuant to Section 421 et seq. of the Code.  Shares subject to Awards that are cancelled, forfeited, settled for cash or that expire by their terms will again be available for grant and issuance in connection with the Awards.  To the extent permitted by applicable law or any exchange rule, Shares issued in assumption of, or in substitution for, any outstanding grants of any entity acquired in any form of combination by the Company or any affiliate shall not be counted against Shares available for grant as Incentive Stock Options pursuant to the Plan and this Appendix.  Notwithstanding the foregoing, all adjustments shall only be made in a manner that does not result in taxation under Code Section 409A and subject to the provisions of Section 9 of the Plan (as modified by this Section 3), in no event shall the maximum aggregate number of Shares that may be issued under the Plan pursuant to Incentive Stock Options exceed the number set forth in the first sentence of this Section 3 plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated there under, any Shares that again become available for issuance pursuant to this Section 3.

4.             Terms and Conditions of Awards or Sales.

4.1     Award Agreement(a). Each award or sale of Shares under the Plan and this Appendix (other than upon exercise of an Option) shall be evidenced by an Award Agreement between the Participant and the Company.  Such award or sale shall be subject to all applicable terms and conditions of the Plan and this Appendix and may be subject to any other terms and conditions which are not inconsistent with the Plan and this Appendix and which the Committee deems appropriate for inclusion in an Award Agreement.  The provisions of the various Award Agreements entered into under the Appendix need not be identical.

4.2     Withholding Taxes(a). As a condition to the purchase or acquisition of any Shares hereunder, the Participant shall make such arrangements as the Committee may require for the satisfaction of any federal, state, local, Israeli or foreign withholding tax obligations that may arise in connection with such purchase or acquisition.  Without limiting the foregoing and a Participant's obligation to pay any amount due in excess of taxes withheld and transferred to the applicable tax authorities, if the Committee permits a Participant to satisfy such obligations by tendering, surrendering or withholding Shares, any such Shares must have been previously held for any minimum duration, and be limited to the amount required to satisfy minimum statutory withholding requirements, to the extent required to avoid financial accounting charges under applicable accounting guidance.

4.3      Restrictions on Transfer of Shares.  Any Shares awarded or sold under the Plan and this Appendix may be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine.  Such restrictions shall be set forth in the applicable Award Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally, and subject to the requirements of applicable law.

5.             Grants of Options.

5.1      Generally.  The Committee shall have full authority to grant Options to Participants pursuant to the terms of this Appendix, the Plan and the applicable Award Agreement.  All Options shall be granted by, confirmed by, and subject to the terms of, an Award Agreement to be executed by the Company and the Participant.  In particular, the Committee shall have the authority to determine whether an Option is intended to qualify as an Incentive Stock Option or is a Non-Qualified Stock Option.

5.2      Eligibility. All Participants are eligible to be granted Non-Qualified Stock Options under this Appendix, and only employees of the Company, a Subsidiary or a Parent are eligible to be granted Incentive Stock Options under the Plan and this Appendix, if so employed on the grant date of such Incentive Stock Option,  although it is anticipated that grants hereunder will be granted solely or primarily to U.S. Taxpayers.  Eligibility for the grant of an Option and actual participation in this Appendix and the Plan shall be determined by the Committee in its sole discretion.  Notwithstanding anything in this Section 5.2 to the contrary, consultants who are not natural persons that provide bona fide services to the Company, a Subsidiary or a Parent, and consultants who provide services in connection with the offer or sale of securities in a capital raising transaction or directly or indirectly promote or maintain a market for the Company's securities shall not be eligible to be granted Options under this Appendix.

5.3     Exercise Price. Each Award Agreement for an Option shall state the exercise price per share of the Shares covered by such Option, which option price shall be determined by the Committee and shall be at least equal to the Fair Market Value per Share on the date of grant of the Option; provided that if the exercise price of an Option is less than Fair Market Value, the terms of such Option shall be structured in a manner that is intended to comply with the requirements of Section 409A of the Code. In addition, the terms of Section 6 shall apply to the grant of Incentive Stock Options.

6.             Special Terms for Incentive Stock Options.

6.1      Disqualification.  To the extent that any Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof that does not qualify shall constitute a separate Non-Qualified Stock Option.

6.2      Exercise Price.  The exercise price per Share subject to an Incentive Stock Option shall be determined by the Committee at the time of grant of such Incentive Stock Option; provided that the per share exercise price of an Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Share at the time of grant of such Incentive Stock Option; and provided, further, that if an Incentive Stock Option is granted to a Ten Percent Shareholder, the exercise price per Share shall be no less than 110% of the Fair Market Value of the Share at the time of the grant of such Incentive Stock Option.

6.3      Option Term.  The term of each Incentive Stock Option shall be fixed by the Committee; provided, however, that no Incentive Stock Option shall be exercisable more than 10 years after the date such Incentive Stock Option is granted; and further provided that the term of an Incentive Stock Option granted to a Ten Percent Shareholder shall not exceed five years. Unless otherwise determined by the Committee, any extension of the term of an Option shall comply with Code Section 409A.

6.4       Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Incentive Stock Options shall be treated as Non-Qualified Stock Options.  For purposes of this Section 6.4 Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted, and calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder. In addition, if an employee does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by Section 422 of the Code), such Incentive Stock Option shall be treated as a Non-Qualified Stock Option.  Should any provision of this Appendix not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend this Appendix accordingly, without the necessity of obtaining the approval of the shareholders of the Company, unless required by applicable law.

6.5       Effect of Termination.   Notwithstanding anything to the contrary in the Plan or this Appendix, and in the absence of a provision specifying otherwise in the relevant Award Agreement, then with respect to Incentive Stock Options, the following provisions must be met in order for the Award to qualify as an Incentive Stock Option under the Code:

(a)      in the event that the Participant ceases to be an employee of the Company or any Subsidiary or Parent for any reason other than the Participant's death or Disability, the vested Options must be exercised within three (3) months from the effective date of  termination of the Participant's employment with the Company or any Subsidiary or Parent;

(b)      in the event that the Participant's employment with the Company, a Subsidiary or Parent terminates as a result of the Participant's death or Disability, the Option must be exercised within twelve (12) months following the Participant's Date of Termination for Disability.

To avoid doubt, the provisions of Section 10 of the Plan shall remain in full force and effect and apply to Options granted as Incentive Stock Options.  The restrictions set forth above represent special additional limitations that apply to qualify as Incentive Stock Options under the provisions of the Code.  To avoid doubt, to the extent the provisions of Section 10 of the Plan would result in a longer exercise period or greater leniency than the terms under this section 6.5, a Participant may choose to exercise Options in accordance with the terms of Section 10 of the Plan and the relevant Award Agreement, and not in compliance with the provisions of the Code relating to "incentive stock options".  In that case such Option will not qualify as an Incentive Stock Option and will be treated as a Non-Qualified Stock Option.

6.6       Notice of Disposition.  The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares to the Participant.

6.7       Right to Exercise.  During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

7.             Restricted Shares; Restricted Share Units and Other Share-Based Awards.

7.1       Restricted Shares. A grant of Shares of Restricted Stock as provided for in the Plan may, but is not required to, have a purchase price which may be set at the discretion of the Committee.  In the case of a grant of Shares of Restricted Stock for which a purchase price is required, such grant shall not be made until arrangements for payment of the purchase price have been established that are satisfactory to the Committee. In accordance with the terms of the Code, a Participant shall be responsible for payment of all taxes incurred in connection with the grant of Restricted Stock.  Accordingly, upon the vesting of Restricted Stock, or upon making a Section 83(b) Election, a Participant shall make provision for the payment of all required withholding to the Company in accordance with Section 4.2 of this Appendix and Section 20.2 of the Plan.

7.2       Restricted Share Units and Other Share-Based Awards. The conditions and dates upon which restricted stock units and other equity-based and Share-based awards become vested and nonforfeitable and upon which the Shares underlying the restricted stock units and other equity-based and Share-based awards may be issued, in all cases, will be either exempt from, or subject to compliance with, Code Section 409A.

8.             Amendment of Appendix and Individual Grants.

8.1      This Appendix may be amended or terminated in accordance with the terms governing the amendment or termination of the Plan; provided, however, that without the approval of the shareholders of the Company entitled to vote in accordance with applicable law, no amendment may be made that would: (i) increase the aggregate number of Shares  that may be issued under this Appendix; (ii) change the classification of individuals eligible to receive Incentive Stock Options under this Appendix; (iii) extend the term of the Plan under Section 15 of the Plan; or (iv) require shareholder approval in order to continue to comply with Section 422 of the Code to the extent applicable to Incentive Stock Options or require shareholder approval to the extent necessary and desirable to comply with applicable law, regulations or under the rules of any exchange or system on which the Company's securities are listed or traded at the request of the Company.

8.2      The Committee may, to the extent permitted by the Plan and this Appendix, amend the terms of any grant theretofore granted, prospectively or retroactively, but, subject to the Plan or as otherwise specifically provided herein, no such amendment or other action by the Committee shall materially impair the previously accrued rights of any holder of such grant without the holder's consent.

8.3      Notwithstanding any other provisions of the Plan or this Appendix to the contrary, the Board may amend the Plan, this Appendix or any grant without the consent of the holder thereof if the Board determines that such amendment is required or advisable for the Company, the Plan, this Appendix or any grant to satisfy, comply with or meet the requirements of any law, regulation, rule or accounting standard, provided, however, that the Board may not materially amend the Plan and/or this Appendix with respect to Participants without obtaining shareholder approval.  For this purpose, the following shall be considered material amendments requiring shareholder approval: (i) increasing the number of Shares that may be issued under the Plan and this Appendix (other than in accordance with Section 9 of the Plan), and (ii) as otherwise may be required by applicable laws (including, without limitation, to obtain ISO status).

9.             Compliance With Code Section 409A.

Although the Company does not guarantee to a Participant any particular tax treatment of Awards, Awards will be designed and operated in such a manner that is intended to be exempt from the application, or in compliance with the requirements, of Code Section 409A.  Each Award granted pursuant to the Plan, this Appendix and the applicable Award Agreement is intended to comply with (or be exempt from) the requirements of Code Section 409A and any ambiguities or ambiguous terms herein will be construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on the Participant by Section 409A of the Code or for any damages for failing to comply with Section 409A of the Code.

10.          Limits on Transfer.

No Award shall be assigned, transferred or otherwise disposed of by any Participant otherwise than by will or by the laws of descent and distribution, and all Options shall be exercisable, during the Participant's lifetime, only by the Participant.

Annex D

To:	Date: __________
___________

Dear ________,

SUBJECT: INDEMNIFICATION

Top Image Systems Ltd. (the "Company") has decided that it is in its best interests to retain and attract as directors and officers the most capable persons available, and such persons are becoming more reluctant to serve companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are a director and/or an officer of the Company serving as an "office holder" as such term is defined in the Israeli Companies Law, 1999 ("Office Holder") and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

The audit committee of the Company (the "Audit Committee"), the board of directors of the Company (the "Board") and the shareholders of the Company (the "Shareholders") have resolved that the Company shall indemnify you as detailed below.

NOW, THEREFORE, in consideration of you continuing to serve the Company, the Company hereby undertakes to indemnify you as follows:

1.
Indemnification. The Company hereby undertakes to indemnify you, to the maximum extent permitted by applicable law and the Company's Articles of Association, for all liabilities, losses, damages, costs and expenses (all referred to as "Damages") incurred by or asserted against you relating to one or more of the events set out in Annex A to this letter (hereinafter: "Indemnifiable Events"), up to the amount determined in Section 5 below, and provided that the Damages result from one of the following:

1.1.
any financial obligation imposed on you in favor of another person by a court judgment, in-clud-ing a compromise judgment or an arbitrator's award approved by a court, or to the extent permitted by law and subject to approval by the necessary organs of the company a settlement approval by the Company with regard to a claim against you, in respect of any act or omission ("action") taken by you in your capacity as a director, officer, and/or employee of the Company; and,

1.2.
all reasonable litigation expenses, including attorney's fees, expended by you or charged to you by a court in a proceeding or investigation instituted against you by an authority authorized to conduct an investigation or proceeding, which concluded without criminal charges being filed or without a fine being imposed in lieu of criminal prosecution, or which concluded without charges being filed but with a fine imposed regarding a crime which does not require proof of criminal intent, all in respect of actions taken by you in your capacity as a director, officer, and/or employee of the Company.

The above indemnification will also apply to any action (or omission) taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company ("Affiliate").

2.	Without derogating from the aforesaid, the said indemnity shall not apply with respect to:

2.1.	Breach of your fiduciary duty to the Company except where you acted in good faith and with a reasonable basis to assume that the action in question would not harm the interests of the Company;

2.2.	Breach of your duty of care that is either intentional or reckless but excluding a breach of your duty of care that was committed negligently;

2.3.	An action (or omission) taken (or not taken) by you with the intent of unlawfully realizing personal gain;

2.4.	A fine or penalty imposed upon you;

2.5.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

2.6.	Any other action and/or circumstances for which the law does not allow indemnification.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you ("Time of Indebtness") and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require mens rea). Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtness you no longer hold the position leading to the liability for which indemnification is sought hereunder, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.
The total amount of indemnification that the Company undertakes towards you for the matters and in the circumstances described herein, in the aggregate, shall not exceed an amount equal to five million US Dollars (US$5,000,000)(the "Maximum Amount").

In the event that the Company is required to extend indemnification to any of its Office Holders, the Maximum Amount (or the balance thereof, if already partly disbursed) shall be divided among the Office Holders entitled to indemnification, pro rata, in accordance with the Damages incurred by each Office Holder and indemnifiable hereunder and the total amount of Damages incurred by all Office Holders and indemnifiable hereunder, all with respect to the same Indemnifiable Event(s).

6.
Notwithstanding anything contained in this Letter of Indemnification to the contrary, the parties intend to establish a hierarchy of indemnification obligations as between the Company and any other person from whom you may have a right of indemnification (other than in the context of any insurance maintained by the Company for the benefit of its directors and other officers) (an "Indemnifying Person"). To that end, the parties hereby agree that (i) with respect to your service as a director or other officer of the Company, the Company's obligations under this Letter of Indemnification shall be the primary source of indemnification and advancement, while the Indemnifying Person's indemnification and advancement obligations shall be secondary to those of the Company, (ii) the Company shall be required to make all advances of expenses and the Company shall be liable for all of your expenses to the extent required by this Letter of Indemnification and/or the Company's Articles of Association, without regard to any rights you may have against the Indemnifying Person, (iii) the Company irrevocably waives, relinquishes and releases any and all claims against the Indemnifying Person for contribution, subrogation or any other recovery of any kind in connection with the Company's obligations under this Letter of Indemnification, (iv) no advancement or payment of any kind by the Indemnifying Person on your behalf shall affect the foregoing, and (v) to the extent that the Indemnifying Person advances or pays any amounts that the Company is obligated to advance or indemnify under this Letter of Indemnification, the Indemnifying Person shall have a right of contribution and/or subrogation against the Company for any such amounts.

7.
Subject to the provisions of paragraphs 5 and 6 above, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in circumstances for which indemnification is permitted under the law and the Articles of Association and which is covered by this undertaking.

8.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	In all Indemnification Events indemnification will be subject to the following:

9.1.
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible and/or threatened and/or circumstances that you suspect give rise to the initiation of legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Failure to timely notify the Company of any proceedings shall not relieve the Company of its indemnification obligations except to the extent the Company or its ability to defend the action or mitigate the liabilities related thereto are affected by such delay.

9.2.
Other that with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, or to settle any claim that contains any admission on your behalf or does not contain an unconditional release of all claims against you without your consent, which consent cannot be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

9.3.
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.
If, in accordance with paragraph 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree, unless, in the reasonable judgment of counsel for the Company, an actual or potential conflict of interests exists in the representation by a single counsel of you and the Company, in which case, the indemnification provided for hereunder shall cover the reasonable fees and expenses of a single counsel (in addition to the counsel for the Company) reasonably acceptable to the Company.

9.5.
The Company will have no liability or obligation pursuant to this Letter of Indemnification or above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement. The Company's consent to any compromise or settlement shall not be unreasonably withheld.

9.6.
That, if required by law, the Company's authorized organs will consider a specific request for indemnification and the amount thereof and will determine if the event entitles you for indemnification and the amount thereof in accordance with the requirements of the law.

10.
This letter is issued after receipt by the Company of all required approvals under the law and the Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

11.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

12.
If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.
This Letter of Indemnification and the agreement herein shall be governed by, and construed and enforced in accordance with the laws of the State of Israel, unless in contradiction with the Company's undertakings according to any other law including the Securities law of the United States of America.

___________________________

Top Image Systems Ltd.

By: _________________________

Signature: ________________

Recipient's Name: _________________

Position:_________________________

INDEMNIFICATION -Annex A

Subject to applicable law, following is a list of acts omissions and liabilities, which the Company has deemed to be foreseen liabilities for the purposes of the Letter of Indemnification:

1.
Participation and/or non participation at the Company's and subsidiaries' board meetings and at the meetings of any of the committees of the Board of the Company or any subsidiary, including bona fide expression of opinion and/or voting and/or abstention from voting at the Company's board or committees meetings.

2.	The Company's interaction with the tax authorities, the Company's and the subsidiaries' shareholders, employees, creditors and other third parties, including, but not limited to:

2.1.	failure to remit tax withheld in connection with the Company's and its subsidiaries' employees' compensation and benefits.

2.2.	failure to remit to third parties any amount deducted from the payments due to the Company's employees.

2.3.	failure to pay royalties due to third parties in compliance with the agreement(s) entered into between the Company and such third parties.

2.4.	failure to pay monetary liabilities to third parties relating to loans received by the Company.

3.
Breach or infringement of intellectual property rights, including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas.

4.
Actions taken in connection with the Intellectual Property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.	Actions in connection with the conduct of clinical trials and/or testing of products and/or in connection with the sale, license or use of such products.

6.
Actions relating to an offer or issuance of securities of the Company or of an affiliated company to the public by prospectus or privately by private placement (as applicable), in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

7.	Actions and/or reports required by law, regulations or exchange rule, due to the public sale of the Company's shares or its quotation on the NASDAQ SmallCap market.

8.	Resolutions and/or actions and/or reports made in the ordinary course of business and relating to the management of the Company's business and/or the business of an affiliated company.

9.	Resolutions and/or actions relating to environmental and public health matters of the Company and/or of an affiliated company.

10.	Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property and/or in regard to the violation of the same.

11.	Acts or omissions not covered by product liability insurance.

12.	Acts or omissions in connection with the review of financial statements and accounting policies.

13.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

14.
Resolutions and/or actions relating to employment matters of the Company and/or of an affiliated company, including but not limited to any claim related to the approval of compensation to any officer and/or director of the Company.

15.	Resolutions and/or actions relating to transactions of the Company and/or of an affiliated company with others including inter-company transactions, and clients, contractors, suppliers etc.

16.	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company and/or of an affiliated company.

17.	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company and/or of an affiliated company.

18.
Resolutions and/or actions relating to a merger of the company and/or of an affiliated company, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, liquidation, winding up or sale of all or part of the business, operations or shares the Company.

19.	Resolutions and/or actions relating to the approval of transactions with officers and/or shareholders of the Company and/or of an affiliated company.

20.	Acts or omissions in connection with bodily injury or property damage attributed to the Company and/or to the Office Holder operating on the Company's behalf.

21.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures.

22.
Payment to persons that suffered damages by a breach as provided in Section 52ND(a)(1)(1) or expenses incurred by you with respect to an Administrative Procedure (as such term is defined in the Company's Articles of Association, as amended), related to you, including reasonable litigation expenses and , attorneys' fees.